Exhibit 96.1

Technical Report Summary
Potassium and Sulfate of Potash
Mineral Reserve Statement

Compass Minerals International, Inc.
GSL / Ogden Site
Ogden, Utah, USA

Effective Date:     September 30, 2021
Report Date:         November 29, 2021

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary
Signature
All data used as source material plus the text, tables, figures, and attachments of this document have been reviewed and prepared in accordance with generally accepted professional engineering and environmental practices.
This report, Potassium and Sulfate of Potash Mineral Reserve Statement, was prepared by a Qualified Person.

/s/ Joseph Havasi
Joseph Havasi, CPG-12040
Director, Natural Resources
Compass Minerals International, Inc.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary
Table of Contents
Contents
Signature ii
List of Abbreviations x
1 Executive Summary 1
2 Introduction 13
2.1 Registrant 13
2.2 Terms of Reference and Purpose 13
2.3 Sources of Information 13
2.4 Details of Inspection 13
2.5 Report Version 14
3 Property Description 15
3.1 Property Location 15
3.2 Property Area 16
3.3 Mineral Titles 20
3.3.1 History of Titles 20
3.4 Mineral Rights 22
3.5 Encumbrances 24
3.6 Other Significant Factor and Risks 24
3.7 Royalties Held 24
4 Accessibility, Climate, Local Resources, Infrastructure and Physiography 25
4.1 Topography, Elevation and Vegetation 25
4.1.1 Vegetation 25
4.2 Means of Access 27
4.3 Climate and Operating Season 27
4.4 Infrastructure Availability and Resources 27
5 History 28
6 Geological Setting, Mineralization and Deposit 30
6.1 Geologic Description 30
6.1.1 Lake Level Fluctuations 34
6.1.2 System Recharge 38

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary
6.2 Mineral Deposit Type 38
6.3 Stratigraphic Section 38
7 Exploration 40
7.1 Procedures – Exploration Other than Drilling 40
7.1.1 Great Salt Lake 40
7.2 Exploration Drilling 46
7.3 Procedures – Drilling Exploration 47
7.4 Characterization of Hydrology 47
7.4.1 Natural Fluctuations of Lake Level 48
7.5 Exploration – Geotechnical Data 49
7.6 Exploration Plan Map 50
7.7 Description of Relevant Exploration Data 50
8 Sample Preparation, Analyses and Security 51
8.1 Sample Preparation and Quality Control 51
8.2 Sample Analyses 51
8.2.1 Sample Quality Control and Assurance 52
8.2.2 Blanks 52
8.2.3 Field Duplicates 53
8.3 Adequacy of Sample Preparation 56
8.4 Analytical Procedures 56
9 Data Verification 57
9.1 Data Verification Procedures 57
9.2 Data Verification Procedures GSL 57
9.3 Conducting Verifications 58
9.4 Opinion of Adequacy 58
10 Mineral Processing and Metallurgical Testing 60
10.1 Nature and Extent 60
10.2 Degree of Representation 60
10.3 Analytical and Testing Laboratories 60
10.4 Recovery Assumptions 60
10.5 Adequacy of Data 61

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary
11 Mineral Resource Estimate 62
11.1 Introduction 62
11.1.1 Database 63
11.1.2 Key Assumptions and Parameters 63
11.1.3 Methodology 63
11.2 Mineral Resource Statement 69
11.3 Estimates of Cut-off Grades 71
11.4 Resource Classification 72
11.5 Uncertainty of Estimates 73
11.6 Multiple Commodity Grade Disclosure 73
11.7 Relevant Technical and Economic Factors 73
12 Mineral Reserve Estimates 74
12.1 Introduction 74
12.2 Mineral Reserve Statement 75
12.3 Estimates of Cutoff Grades 75
12.4 Reserve Classification 75
12.5 Risk Factors 76
13 Mining Methods 77
13.1 Current Pond Processes 77
13.1.1 West Ponds 77
13.1.2 SOP Harvest 80
13.2 Geotechnical and Hydrological Models 81
13.3 Production Details 82
13.4 Requirements for Stripping, Underground Development and Backfilling 83
13.4.1 Backfilling 83
13.5 Mining Equipment, Fleet and Personnel 83
13.6 Final Mine 84
14 Processing and Recovery Methods 86
14.1 Process Description 86
14.2 SOP Plant Process Flow 87
14.2.1 Feed Crushing 88

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary
14.2.2 Wet Process 88
14.2.3 Crystallizer Circuit I 88
14.2.4 Flotation 88
14.2.5 Crystallizer I 88
14.2.6 Crystallizer II 88
14.2.7 Compaction Plant 89
14.2.8 Loadout Area 89
14.3 Waste Handling 89
14.4 Current Requirements for Energy, Water, Materials and People 89
14.4.1 Energy Requirements 89
14.4.2 Water Requirements 90
14.4.3 Personnel 90
15 Infrastructure 91
16 Market Studies 95
16.1 General Marketing Information 95
16.1.1 Current Potash Market 96
16.1.2 Long-Term Price Forecast 96
16.2 Material Contracts Required for Production 97
17 Environmental, Social and Permitting 98
17.1 Results of Environmental Studies and Baselines 98
17.2 Waste, Tailings and Water Plans – Monitoring and Management 98
17.3 Project Permitting Requirements 101
17.4 Air Permit 101
17.4.1 Surface Water Effluent Discharge Permit 101
17.5 Plans Negotiations or Agreements (Environmental) 101
17.6 Mine Closure Plans 101
17.7 Adequacy Assessment of Plans 102
17.8 Local Hiring Commitments 102
18 Capital and Operating Costs 103
18.1.1 Operating Cost 103
18.1.2 Capital Costs 103

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary
18.1.3 Assumptions 105
18.1.4 Accuracy 105
19 Economic Analysis 108
19.1.1 Operating Costs 108
19.1.2 Capital Costs 108
19.1.3 Economic Analysis 109
19.1.4 Sensitivity Analysis 109
20 Adjacent Properties 121
21 Other Relevant Data and Information 124
22 Interpretation and Conclusions 125
22.1 Mineral Resource 125
22.2 Mineral Reserves 125
22.3 Financial 126
23 Recommendations 127
23.1 Recommended Work Programs 127
23.2 Recommended Work Program Costs 127
24 References 128
25 Reliance on Information Provided by the Registrant 129
26 Date and Signature Page 130

List of Tables

Table 1-1:    Summary of Potassium and SOP Mineral Resources at the End of Fiscal Years Ended September 30, 2021 and December 31, 2020 8
Table 1-2:    Summary of Potassium and SOP Mineral Reserves at the End of Fiscal Years Ended September 30, 2021 and December 31, 2020 10
Table 2‑1: Site Visits. 14
Table 3‑1: Land Tenure – (Fee-Owned Land) 17
Table 3‑2: Land Tenure – (Lakebed And Upland Pond Leases) 19
Table 3‑3: Non-Solar Leases/Easements. 19
Table 3‑4: Inactive Leases/Easements. 19

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary
Table 3-5: GSL Water Rights. 23
Table 7‑1: UGS Sampling locations. 45
Table 7‑2: Summary of Compass Minerals Sampling Split by Location and Depth Classification. 46
Table 7‑3: Inflows to the GSL. 48
Table 8‑1: Summary of laboratories used by UGS during historical sampling programs. 52
Table 8‑2: Blank submissions to Brooks Applied Labs for Compass Minerals GSL submissions. 52
Table 8‑3: Duplicate submissions to Brooks Applied Labs for Compass Minerals GSL submissions. 54
Table 10-1: Summary of Analytical Instruments Utilized. 60
Table 10-2: Quality Performance: Standard SOP Products. 61
Table 10-3: Quality Performance: Compacted SOP Products. 61
Table 11-1: Summary of Potassium and SOP Mineral Resources at the End of Fiscal Years Ended September 30, 2021 and December 31, 2020 .70
Table 12-1: Summary of Potassium and SOP Mineral Reserves at the End of Fiscal Years Ended September 30, 2021 and December 31, 2020 75
Table 13‑1: Table of Equipment Utilized in the Mining Method. 84
Table 14-1: Summary of Electrical Usage: Ogden Site Operations. 89
Table 14-2: Summary of Natural Gas Usage: Ogden Site SOP Operations. 90
Table 14-3: Summary of Water Usage: 2020. 90
Table 14-4: Summary of Personnel Employed. 90
Table 16-1: Forecast Nominal Potash Pricing through 2031. 97
Table 18-1: Summary of Capital and Operating Costs: 2017-2021. 104
Table 18-2: Summary of Capital Expenses through 2026. 106
Table 19-1: Life of Mine Cash Flow Analysis. 110
Table 19-2: Sensitivity Analysis: Cost Factors. 119
Table 19-3: Sensitivity Analysis: Price. 119
Table 23‑1: Summary of Costs for Recommended Work 126
List of Figures
Figure 3‑1: Location of Compass Minerals’ Ogden Facility within Northern Utah. 16
Figure 3‑2: Compass Minerals’ GSL Facility Detail 20
Figure 4‑1: USGS 7.5 Minute Topographic Quadrangle Map: Great Salt Lake. 25
Figure 4‑2: Wetlands and Protected Areas. 26

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary
Figure 6‑1: Former Extent of Lake Bonneville, Relative to Current Remnant Lakes and Cities. 30
Figure 6-2: Salinity in Bays of the GSL. 32
Figure 6-3: Railroad Causeway Segregating the North and South Arms of the GSL. 33
Figure 6-4: Inflows and Evaporative Outflows. 34
Figure 6-5: Historic Lake Levels for the Great Salt Lake. 35
Figure 6-6: Great Salt Lake Volume / Area Relationship. 35
Figure 6-7: Relationship between the North Arm GSL Level and Potassium Concentrations. 36
Figure 6-8: Relationship between the North Arm GSL Level and Potassium Load. 37
Figure 6-9: Typical evaporation pond cross section. 39
Figure 6-10: Relationship between GSL and Evaporation Ponds. 39
Figure 7‑1: Lake Elevation Data for the Great Salt Lake. 41
Figure 7‑2: Bathymetric Map of the South Arm of the Great Salt Lake. 42
Figure 7‑3: Bathymetric Map of the North Arm of the Great Salt Lake. 43
Figure 7‑4: Relationship between Lake Water Elevation and Total Volume of the Lake. 44
Figure 7‑5: UGS Brine Sample Locations in the Great Salt Lake. 50
Figure 8‑1: Blank submissions to Brooks Applied Labs for Compass Minerals GSL submissions. 53
Figure 8‑2: Duplicate Submissions to Brooks Applied Labs for Compass Minerals GSL Submissions. 55
Figure 11-1: North Arm Potassium Ion Lake Mass – LVG4. 66
Figure 11-2: South Arm Potassium Ion Lake Mass – FB-2. 66
Figure 11-3: North Arm Potassium Mass Load. 68
Figure 11-4: South Arm Potassium Mass Load. 68
Figure 13-1: West Ponds. 78
Figure 13-2: PS 1 / Promontory Point / East Ponds. 79
Figure 13-3: East Ponds. 80
Figure 13-4: Production Schedule. 82
Figure 13-5: Final Mine Map. 85
Figure 13-6: Rip-Rap Cluster Islands at Mine Closure. 85
Figure 14-1: Mineral Production Processes at the Ogden Plant 87
Figure 14-2: SOP Production Flow Chart 87
Figure 15-1: Key Infrastructure. 91
Figure 15-2: Key Infrastructure: SOP Plant Area and East Ponds. 91

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary
Figure 15-3: Key Infrastructure: West Ponds. 92
Figure 15-4: Key Infrastructure: Rail Facilities. 94
Figure 16-1: Domestic SOP Market 96
Figure 15-3: Key Infrastructure: West Ponds. 100
Figure 20-1: Leasable Areas of the GSL. 121
Figure 20-2: Sovereign Lands Classification. 122

List of Abbreviations

Abbreviation	Unit or Term
%	percent
~	approximately
°	degree
AuEq	gold equivalent
C$	Canadian dollar(s)
EA	Environmental Assessment
EIS	environmental impact statement or environmental impact study
ft	foot or feet
g	Gram
G&A	general and administrative
g/t	grams per ton
gpm	gallons per minute
GSL	Great Salt Lake
h or hr	hour(s)
koz	thousand ounces
kt	thousand tons
L/s	liters per second
lb	pound or pounds
Mg/L	Milligrams per liter
min	minute
Mt	million tons
sec	second
SMU	selective mining unit
SRM	standard reference material
STM	short term modeling
t	ton(s) (2,000 lb)
t/d	tons per day
t/h	tons per hour
t/y	tons per year
TSF	tailings storage facility
US$	United States Dollar
y or yr	Year

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

1Executive Summary
The Ogden facility is a production stage property that separates and processes potassium, sodium and magnesium salts from brine sourced from the Great Salt Lake in Utah. The primary product currently produced at the Ogden facility is sulfate of potash (“SOP”) (which is a potassium-rich salt used as plant fertilizer), with coproduct production of sodium chloride (which is used for highway deicing and chemical applications) and magnesium chloride (which is used in deicing, dust control and unpaved road surface stabilization applications). The Company has also identified lithium and lithium carbonate equivalent (“LCE”) as mineral resources at the Ogden facility and is currently investigating expanding its existing operations to add lithium and LCE extraction as a coproduct to SOP production. The Ogden facility relies upon solar evaporation to concentrate brine extracted from the north arm of the Great Salt Lake and precipitate the salts into a series of large evaporation ponds located on the east and west sides of the lake, referred to as the east ponds and the west ponds, respectively, prior to harvesting and processing at its related plant (the “Ogden plant”).
The Great Salt Lake is the largest saltwater lake in the western hemisphere, and the fourth largest terminal lake in the world, covering approximately 1,700 square miles. It is also one of the most saline lakes in the world, with a chemical composition very similar to the world’s oceans. Salinity throughout the Great Salt Lake is governed by lake level, freshwater inflows, precipitation and re-solution of salt, mineral extraction, and circulation and constriction between bays of the lake.
The infrastructure associated with the Ogden facility, including the Ogden plant, is located on the shores of the Great Salt Lake in Box Elder and Weber Counties in the State of Utah. The Ogden plant is located at the approximate coordinates of 41˚16’51” North and 112˚13’53” West on the east side of the lake approximately 15 miles (by road) to the west of Ogden, Utah, and 50 miles (by road) to the northwest of Salt Lake City, Utah. The east ponds are located adjacent (to the north and west) to the Ogden plant in Bear River Bay. The west ponds are located on the opposite side of the Great Salt Lake (due west) in Clyman and Gunnison Bays. Access to the Ogden facility is via Ogden, Utah, and its vicinity on paved two-lane roads. From Salt Lake City, Utah, located 40 miles to the south, Ogden is accessible via Interstate Highway 15. The Ogden facility is connected to the local municipal water distribution system, Weber Basin Water Conservation District. The Ogden facility is also connected to the local electrical and natural gas distribution systems provided by Rocky Mountain Power and Dominion Energy, respectively, and houses an existing substation that services the operations at the east ponds. Rail access is provided by Union Pacific Railroad on an existing siding at the Ogden plant.
The Ogden facility is located on approximately 171,114.53 acres of land, of which approximately 7,434.16 acres are owned by the Company. The Great Salt Lake and minerals associated with it are owned by the State of Utah. The Company is able to extract and produce salts from the lake by rights derived from a combination of: (i) lakebed lease agreements (the “Lakebed Leases”) with the Utah Department of Natural Resources, Division of Forestry, Fire and State Lands (the “Utah FFSL”); (ii) two leases for upland evaporation ponds (the “Upland Pond Leases”) with the State of Utah School and Institutional Trust Lands Administration (the “Utah SITLA”); (iii) seven non-solar leases and easements; (iv) water rights for consumption of brines and freshwater (the “Water Rights”) through the Utah Department of Natural Resources, Division of Water Rights; (v) a large mine operation mineral extraction permit (GSL Mine M/057/0002) (the “Mineral Extraction Permit”) through the Utah Department of Natural Resources, Division of Oil, Gas and Mining (the “Utah DOGM”); and

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

(vi) a royalty agreement, dated September 1, 1962 (as amended from time to time, the “Royalty Agreement”), with the Utah State Land Board.
Leasable areas for mineral extraction on the Great Salt Lake lakebed are identified in the Great Salt Lake Comprehensive Management Plan (the “GSL Plan”), which is managed by the Utah FFSL. The GSL Plan is updated approximately every ten years, or when there are major changes to the Great Salt Lake environment and setting. A party interested in leasing lakebed for mineral extraction may nominate an area within the area designated by the GSL Plan as leasable, at which time, the Utah FFSL will issue public notice of lease nomination, conduct an environmental assessment on the nominated lease area, and ultimately consider approval of the lease nomination. This process was followed historically in the acquisition of existing Lakebed Leases held by the Company for the Ogden facility.
The Lakebed Leases and Upland Pond Leases provide the Company the right to develop mineral extraction and processing facilities on the shore of the Great Salt Lake. The Lakebed Leases and Upland Pond Leases were issued between 1965 and 2012 and cover a total lease area of approximately 163,681 acres among 12 active leases, though not all are currently utilized.
Each of the Lakebed Leases remains in effect until the termination of the Royalty Agreement. Most of the Lakebed Leases provide the State of Utah with the opportunity to periodically adjust the lease’s terms, except for the royalties to be paid. These readjustment opportunities occur at intervals ranging from five to 20 years. In the past, these periodic readjustments have not materially hindered the business.
Pursuant to each of the Lakebed Leases (except for Mineral Lease 20000107), the Company is obligated to pay rent at rates ranging from $0.50 to $2.00 per acre per year, and some leases have a minimum rent of $10,000 per year. The rent paid pursuant to each lease is credited against the Company’s royalty obligations pursuant to the Royalty The Lakebed Leases do not impose any material conditions on the Company’s retention of the property except for the continued production of commercial quantities of minerals and payment of rent and royalties.
The Upland Pond Leases consist of Special Use Lease Agreement (“SULA”) 1186, which was acquired in May 1999, and SULA 1267, which was acquired from Solar Resources International in 2013. SULA 1186 and SULA 1267 expire in April 2049 and December 2041, respectively, but the Company has options to extend each agreement for two successive five-year periods. Both Upland Pond Leases allow for the construction and operation of evaporation ponds on the subject properties. The Company also holds seven non-solar leases and easements granted by Utah FFSL or Utah SITLA covering approximately 1,258 acres.
The Water Rights are procured by application to the Utah Department of Natural Resources, Division of Water Rights, which reviews the application and evaluates the proposed nature of use, place of use, and point of diversion in light of availability of water pursuant to hydrology and/or prior claims relative to the available water, and whether the proposed use would impair existing water right holders. The Water Rights control the actual extraction of minerals from the Great Salt Lake and dictate the amount of brine that can be pumped from the lake on an annual basis. The Company has 156,000 acre-feet extraction rights from the north arm of the Great Salt Lake under five Water Rights, on which it relies for its current production. The Company holds additional 205,000 acre-feet water extraction rights that can be utilized on either the north or south arms of the Great Salt Lake under

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

two Water Rights that are currently unutilized. As a limit on the volume of brine that can be pumped from the lake in a year, the Water Rights effectively cap the aggregate production of salt that is possible in any year. The Company has certificated all of its Water Rights, meaning that demonstration of actual use in order to retain the right in perpetuity has been approved and authorized.
The Mineral Extraction Permit (GSL Mine M/057/0002) was granted by the Utah DOGM. The Mineral Extraction Permit enables extraction of brine from the Great Salt Lake and ultimate mineral extraction from the brine. The Mineral Extraction Permit also enables all lake extraction, pond operations, and plant and processing operations conducted by the Company at the Ogden facility. The Mineral Extraction Permit is supported by a reclamation plan that documents all aspects of current operations and mandates certain closure and reclamation requirements in accordance with Utah Rule R647-4-104. Financial assurance for the ultimate reclamation of facilities is documented in the reclamation plan, and security for costs that will be incurred to execute site closure is provided by a third-party insurer to the State of Utah in the form of a surety bond. The total future reclamation obligation is estimated to be $4.36 million. The Company expects that its lithium extraction plans are allowed under the terms of the Mineral Extraction Permit. Any greenfield expansion of ponds or appurtenances beyond the existing facility footprint would require a modification to the Mineral Extraction Permit regardless of the mineral(s) developed.
Pursuant to the Royalty Agreement, the Company has rights to all salts from the Great Salt Lake, and in exchange, the Company pays a royalty to the State of Utah based on net revenues per pound of salts produced. The Royalty Agreement contains a most favored nations clause that effectively provides that the Company always pays the lowest royalty rate for any particular salts as any other person pays to the State of Utah for extraction of such salts. The current royalty rate for SOP under the Royalty Agreement is 4.8%. The Royalty Agreement does not expire so long as paying quantities of minerals are produced and the Company pays a minimum royalty of not less than $10,000 per year.
The Ogden facility is the largest SOP production site in the western hemisphere, and one of only four large-scale solar brine evaporation operations for SOP in the world. The Ogden facility has the capability to produce up to 325,000 tons of solar pond-based SOP, approximately 750,000 tons of magnesium chloride and 1.5 million tons of sodium chloride annually when weather conditions are typical. These recoverable minerals exist in vast quantities in the Great Salt Lake.
Solar evaporation is used in areas of the world where high-salinity brine is available and weather conditions provide for a high natural evaporation rate. Mineral-rich lake water, or brine, from the Great Salt Lake is drawn into the solar evaporation ponds. The brine moves through a series of solar evaporation ponds over a two- to three-year production cycle. As the water evaporates and the mineral concentration increases, some of those minerals naturally precipitate out of the brine and are deposited on the pond floors. These deposits provide the minerals necessary for processing into SOP, solar salt and magnesium chloride. The evaporation process is dependent upon sufficient lake brine levels and hot, arid summer weather conditions. The potassium-bearing salts are mechanically harvested out of the solar evaporation ponds and refined to high-purity SOP through flotation, crystallization and compaction at the Ogden plant. After sodium chloride and potassium-rich salts precipitate from brine, a concentrated magnesium chloride brine solution remains, which becomes the raw material used to produce several magnesium chloride products. Recent analysis and

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

evaluations conducted by the Company have also demonstrated that this magnesium chloride solution contains material quantities of lithium, which, when combined with the naturally occurring lithium content of the Great Salt Lake, forms the basis for the estimates of the lithium mineral resources at the Ogden facility summarized below.
Operations have been ongoing at the Ogden facility since the late 1960s, with commercial production starting in 1970. Lithium Corporation of America (“Lithcoa”), separately, and then in a partnership with a wholly owned subsidiary of Salzdetfurth, A.G., carried out initial exploration and development activities between 1963 and 1966. In 1993, D.G. Harris & Associates acquired the Ogden facility, and in 1994, constructed the west ponds, which are connected to the east ponds by a 21-mile, open, underwater canal called the Behrens Trench, which was dredged in the lakebed from the west ponds’ outlet to a pump station near the east ponds. Ownership of the Ogden facility was transferred in 1997 to IMC Global, following its acquisition of Harris Chemical Group (part of D.G. Harris & Associates). IMC sold a majority ownership of its salt operations, including the Cote Blanche Mine, to Apollo Management V, L.P. through an entity called Compass Minerals Group in 2001. Following a leveraged recapitalization, the Company now known as Compass Minerals International, Inc. completed an initial public offering in 2003.
The Great Salt Lake is a terminal lake that hosts enriched brine containing dissolved minerals at concentrations sufficient for economic recovery of certain resources. The mineral resource of the Great Salt Lake currently supports economic recovery of sodium (as NaCl), potassium (as SOP), and magnesium (as MgCl2). The GSL Facility is located on the shore of the Great Salt Lake in northern Utah. This location is within the geographic transition from the Rocky Mountains, to the Basin and Range Province to the west.
Evaporation rates higher than input from precipitation and runoff have driven the lake contraction and has served to concentrate dissolved minerals in the lake water. The GSL is one of the most saline lakes in the world. Over the course of modern record keeping, the water level of the Great Salt Lake has not varied by more than 20 ft. This is controlled through the balance of recharge and discharge from the lake. Lake level data indicated that historical lows were seen in the 1960s, while historical highs were seen in the mid-1980s, which required discharge of the Great Salt Lake brine into the west desert by the Utah Division of Water Resources and Utah Department of Natural Resources in an effort to control the lake level.
Inflow contributions to the Great Salt Lake are from surface water (66%), rainwater (31%), and groundwater (3%), with seasonal variation impacting the annual contribution (UGS, 1980). Discharge from the Great Salt Lake is primarily through evaporation.
Exploration activities related to the potassium and SOP mineral resources at Compass Minerals’ GSL Facility include sampling and surveys of the GSL. The following describes the exploration activities undertaken to develop the data utilized within the mineral resource and reserve estimate.
Data to support the potassium and SOP resource and reserve estimates for the Great Salt Lake were sourced from historical literature and data produced by the UGS or USGS related to the Great Salt Lake, supplemented by recent sampling data performed by Compass Minerals. Compass Minerals did not conduct an independent audit of historic exploration methods or sampling and analytical analysis. However, given that almost all data is sourced from the USGS and UGS, in the QP’s opinion, it is reasonable and appropriate to rely upon this data, especially given the wide range

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

of data over many years that reflects consistency from data set to data set, including recent sample data collected by Compass Minerals.
The data available for the Great Salt Lake include the following:
•Lake level elevation data and trends to estimate total brine volume, measured by the USGS
•Historical potassium concentrations within the Great Salt Lake, measured by the UGS
•Recent potassium concentrations within the Great Salt Lake, measured by Compass Minerals
•Recent potassium concentrations at the intake for brine into Compass Minerals’ evaporation ponds, measured by Compass Minerals
•Bathymetry data for the lake bottom, measured by the USGS
The water level within the Great Salt Lake is monitored at several points within the north and south arms of the lake. Sample data is collected by the USGS and the locations utilized for this resource estimate include USGS 10010100 Saline (North Arm) and USGS 10010000 Saltair Boat Harbor (south arm).
Surface water elevation in the lake has varied significantly over time. Over the past 50 years, the lake elevation has ranged from a low of approximately 4,189 ft amsl to a high of approximately 4,213 ft amsl in the north arm of the lake, equating to a variation of more than 20 ft in elevation. As seen in this figure, the water elevation in the south arm is close to that in the north arm although almost always higher, with the average differential typically around 1 ft.
Data to support the resource estimate was sourced from historical literature and data related to the Great Salt Lake. The QP did not conduct an independent review of exploration methods or sampling and analytical analysis. However, given that almost all data is sourced from the USGS and UGS, the QP is comfortable that sampling and analysis is reliable and appropriate, especially given the wide range of data over many years that reflects consistency from data set to data set.
In general, data relied upon includes the following:
•Brine samples collected from a number of sampling points throughout the north and south arms of the lake (Notably, brine samples have largely been collected at a regular interval (i.e. five feet) across the entire depth profile of the lake. This allows for a reasonable estimate of the concentration of the full depth of lake water versus single point samples. This is critical given that ion concentration over the water column can vary significantly, generally increasing at depth, especially in the south arm),
•Lake elevation measurements collected at two primary locations (Saline - north arm and Saltair - south arm),
•Bathymetry collected by sonar survey,
•Flow rates (pumping and inflow to the Operation’s evaporation ponds), and
•Evaporation rates developed over the timeline of the data available.
Recent Potassium and other Ion Concentration Data in Great Salt Lake Brine
During 2020 and the first half of 2021, Compass Minerals has conducted independent sampling within the GSL from the three of the five sampling locations used by the UGS. Sampling has been completed from LGV-4 and RD-2 in the north arm, and from FB-2 in the south arm.
Sampling procedures have been designed where possible to mimic the methodology used by UGS in the historical database.
Sampling is completed using the following procedures
•Travel by boat to the defined coordinates using the boats navigational systems
•Sampling is completed by using a graduated high density polyethylene (HDPE) hose with a weighted metal screen

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

•Sample intervals of 5 ft have been used
•Prior to each sample being taken, the hose is flushed with water from the desired depth to clear brine from the previous sample and reduce potential contamination
•Samples are collected in pre-labelled 250 mL bottles, and dispatched to the laboratory.
Compass Minerals has taken a total of 70 samples during this period plus additional sampling for quality control including field duplicates and field blanks, from the three locations. Compass Minerals has split each of the sampling locations into four portions which are defined as the deep, intermediate, shallow and surface samples.
It is the QP’s opinion the sampling methods involved are appropriate and representative of the GSL and by using a similar process to the UGS allows for the databases to be combined within the current estimates. The QP believes that the samples labelled as shallow, intermediate and deep in the north arm of the GSL are the most indicative of lake concentration since surface samples are susceptible to recent precipitation events and the stratification of fresher water.
The mineral resource estimation process was a collaborative effort between the QP and Compass Minerals staff. The QP sourced a suite of historical documents from public record, including brine chemistry and lake hydrological reports from the 1960s through current. In addition, Compass Minerals provided the QP with recent mineral reserve reports (2003, 2007, 2011, and 2016). Compass Minerals also provided historical pumping and chemistry data for the East and West Ponds.
This section describes the resource estimation methodology and summarizes the key assumptions considered by the QP. In the opinion of the QP, the resource evaluation reported herein is a reasonable representation of potassium mass load in the brine win the north and south arm of the GSL. Once the mass load is estimated, the result is used to determine the mass of SOP.
The QP has considered economic factors likely to influence the prospect of economic extraction, including site assets and infrastructure including solar evaporation ponds, water (brine) rights, processing facilities, permitting and entitlements, and the natural, dynamic characteristics of the GSL system in terms of lake elevation and its effects on suspended mass load in its brine.
The potassium and SOP resource in the GSL is unique compared to other solid ore bodies in that the potassium mass load is suspended in solution in an open-water body. The combination of Compass Minerals water rights, lakebed leases, and permitting and entitlements on the GSL give it access to the ambient brine of the GSL, and therefore the potassium mass therein. Compass Minerals’ position on the north arm of the GSL places its pumping facilities at the lowest hydraulic point in the GSL as freshwater flows into the GSL from the south arm from the uplands, and brine naturally flows to the north arm, where there is no natural outlet, except for seasonal evaporation. Thus, all the brine in the GSL eventually flows to the north arm, unimpeded, where the potassium is held suspended in solution. While the scale of the evaporation ponds and pumping capacity, the pond concentration process, limits on the volume of brine that can be pumped annually as dictated by water rights and throughput of the plant places limits on annual throughput capacity, there is no limitation or bounds placed on Compass Minerals’ right to the potassium mineral resource in the GSL when the QP considers the mineral resource from a life of mine standpoint, and the fact that Compass Minerals is the only extractor selectively extracting potassium from the GSL. There are no physical boundaries or impediments to the entire potassium mass load of the GSL, only limitations

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

on annual throughput governed by scope of annual consumption of brine, and pond and plant throughput capacities.
Considering that Compass Minerals has been extracting brine from the GSL for over 50 years and has experience interrogating the resource, the QP estimates the entire potassium mass load of the GSL as a mineral resource, from which the volume of SOP can then be estimated. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve upon application of modifying factors.
The Mineral Resource Statement for Potassium at the GSL Facility presented in Table 1-1 was prepared by Joseph Havasi. Mineral Resources have been reported in situ and are presented as both inclusive and exclusive of Mineral Reserves.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

	As of September 30, 2021				As of December 30, 2021
Resource Area	Average Potassium Grade (mg/L)(7)	Potassium Resource (tons)(1)(2)(4)(5)	Cut-Off Grade (mg/L)(6)	SOP Resource (tons)(1)(2)(3)(4)(5)	Average Potassium Grade (mg/L)(7)	Potassium Resource (tons)(1)(2)(4)(5)	Cut-Off Grade (mg/L)(6)	SOP Resource (tons)(1)(2)(3)(4)(5)
Measured Resources
Total Measured Resources	—	—	—	—	—	—	—	—
Indicated Resources
Great Salt Lake North Arm	7,320	14,480,978	4,000	32,231,855	7,320	14,521,604	4,000	32,322,279
Great Salt Lake South Arm	3,060	26,057,971	1,660	58,000,000	3,060	26,057,971	1,660	58,000,000
Total Indicated Resources		40,538,949		90,231,855		40,579,575		90,322,279
Measured + Indicated Resources
Great Salt Lake North Arm	7,320	14,480,978	4,000	32,231,855	7,320	14,521,604	4,000	32,322,279
Great Salt Lake South Arm	3,060	26,057,971	1,660	58,000,000	3,060	26,057,971	1,660	58,000,000
Total Measured + Indicated Resources		40,538,949		90,231,855		40,579,575		90,322,279
Inferred Resources
Total Inferred Resources	—	—	—	—	—	—	—	—

Table 1-1. Ogden Facility -- Summary of Potassium and SOP Mineral Resources at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2021
(1)    Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve upon application of modifying factors.
(2)    Mineral resources are reported in situ for the both the north arm and the south arm of the Great Salt Lake.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

(3)    Conversion of potassium to SOP uses a factor of 2.2258 tons of SOP per ton of potassium.
(4)    Included process recovery is approximately 7.8% based on historical production results. Mining or metallurgical recovery is not applicable for this operation.
(5)    Based on pricing data described in Section 18.1 of this TRS. The pricing data is based on a five-year average of historical gross sales data for SOP of $573 per ton. Gross sales prices are projected to increase to approximately and $8,529 per ton for SOP through year 2161 (the current expected end of mine life).
(6)    Based on the economic analysis described in Section 19 of this TRS, the QP estimated a cut-off grade of approximately 4,000 milligrams of potassium per liter of brine extracted from the north arm of the Great Salt Lake, and a cut-off grade of 1,660 milligrams of potassium per liter of brine in the south arm of the Great Salt Lake which ultimately flows into the north arm of the Great Salt Lake. The QP assumes that when the north arm of the Great Salt Lake (where the Ogden facility sources its brine) reaches this concentration level, the Ogden facility will halt production of potassium and SOP.
(7)    Reported potassium concentration for the Great Salt Lake assumes an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.
Resources are converted to reserves based on the following parameters:
Measured or indicated resource only. Inferred resources are not eligible for conversion to reserves.
While all the resources estimated in Section 11 were determined to be indicated, the controlling factor is the throughput through Compass Minerals’ existing facility. Key aspects controlling throughput include:
•Water right volume
•Potassium concentration in GSL brine
•Current pond acreage
•Processing Plant capacity

The current available throughput potential of the facility’s pond evaporation and plant process is 325,000 tons. The current extent of evaporation ponds and plant throughput have achieved production of 325,000 tons of SOP, which relates to a depletion of 148,533 tons of potassium from the GSL resource annually. Increase in production of SOP would require additional evaporation pond footprint. Increases in potassium concentration in GSL brine during low lake level stages have no bearing on ultimate throughput as the pond process design is the limiting factor, and enhanced concentration only accelerates the evaporative process, but does not expand it.
The concentration and potassium load in suspension in the GSL pool increases and decreases with lake level. But the only true depletion from the GSL system occurs through anthropogenic removal of potassium salts, and are limited to Compass Minerals’ operations and Morton Salt’s operations. The current maximum annual depletion that can occur based on these depletions is 178,048 tons of potassium per annum. While temporal process losses can occur from infiltration of raw brines into underlying salt masses, Compass Minerals has initiated a process to recover brines that have infiltrated into underlying accumulated salt, known as interstitial brine. Approximately 75% of interstitial brine is recoverable. To that end, the QP has calculated a loss factor of 14,582 tons of potassium into its underlying salt mass that is not immediately recoverable. Based on these factors, the QP calculates that 192,630 tons of potassium are depleted from the GSL system annually. Rounding the depletion to 200,000 tons of potassium per annum from the system, the QP estimates that potassium concentration from ambient north arm GSL brine will reach 0.4%, the cutoff grade in 140 years, or 2161.
At the end of Compass Minerals Ogden facility’s mine life in 2161, 28,200,000 million tons of potassium will have been depleted between Compass Minerals and Morton Salt’s operations, and Compass Minerals will have depleted 20,562,500 tons of potassium at the end of Life of Mine. The Mineral Reserve figure for the Ogden facility is therefore 20,562,500 tons of potassium.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Resources that meet the above criteria were utilized for estimation of the reserve. A summary of Ogden facility’s potassium and SOP mineral reserves as of September 30, 2021 and December 30, 2020 are shown in Tables 1-2. Joseph Havasi, who is employed full-time as the Director, Natural Resources of the Company, served as the QP and prepared the estimates of salt mineral resources and mineral reserves at the Ogden facility.

	As of September 30, 2021				As of December 31, 2020
Reserve Area	Average Grade (mg/L)(7)	Potassium Reserve (tons)(1)(2)(4)(5)	Cut-Off Grade (mg/L)(6)	SOP Reserve (tons)(1)(2)(3)(4)(5)	Average Grade (mg/L)(7)	Potassium Reserve (tons)(1)(2)(4)(5)	Cut-Off Grade (mg/L)(6)	SOP Reserve (tons)(1)(2)(3)(4)(5)
Proven Reserves
Total Proven Resources	—	—	—	—	—	—	—	—
Probable Reserves
Great Salt Lake North Arm	7,320	20,562,500	4,000	45,768,145	7,320	20,671,875	4,000	46,011,592
Great Salt Lake South Arm	—	—	—	—	—	—	—	—
Total Probable Reserves	7,320	20,562,500	4,000	45,768,145	7,320	20,671,875	4,000	46,011,592
Total Reserves
Great Salt Lake North Arm	7,320	20,562,500	4,000	45,768,145	7,320	20,671,875	4,000	46,011,592
Great Salt Lake South Arm	—	—	—	—	—	—	—	—
Total Reserves	7,320	20,562,500	4,000	45,768,145	7,320	20,671,875	4,000	46,011,592
Table 1-2. Ogden Facility -- Summary of Potassium and SOP Mineral Reserves at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020
(1)    Mineral reserves are as recovered, saleable product.
(2)    Production rates for SOP are 325,000 tons per year. This relates to a depletion of 145,833 tons of potassium per year. Based on the QP’s reserve model, the life of mine is estimated to be 140 years.
(3)    Conversion of potassium to SOP uses a factor of 2.2258 tons of SOP per ton of potassium.
(4)    Included process recovery is approximately 7.8% based on historical production results. Mining or metallurgical recovery is not applicable for this operation.
(5)    Based on pricing data described in Section 18.1 of this TRS. The pricing data is based on a five-year average of historical gross sales data for SOP of $573 per ton. Gross sales prices are projected to increase to approximately $8,529 per ton for SOP through year 2161 (the current expected end of mine life).
(6)    Based on the economic analysis described in Section 19 of this TRS, the QP estimated a cut-off grade of approximately 4,000 milligrams of potassium per liter of brine extracted from the north arm of Great Salt Lake, and a cut-off grade of 1,660 milligrams of potassium per liter of brine in the south arm of the Great Salt Lake which ultimately flows into the north arm of the Great Salt Lake. The QP assumes that when the

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

north arm of the Great Salt Lake (where the Ogden facility sources its brine) reaches this concentration level, the Ogden facility will halt production of potassium and SOP.
(7)    Reported potassium concentration for the Great Salt Lake assumes an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.

When the Ogden Site was commissioned, the high concentration of potassium and other minerals relative to the potential to extract potassium using solar evaporation made possible by the site’s location in a high desert with high summer season evaporation made the prospect of solar evaporation to concentrate brines attractive and appropriate. Further, the shallow bathymetry around the perimeter of the GSL renders the construction and operation of solar evaporation ponds feasible.
Mining operations at the Ogden facility are not typical when compared to a normal mine in that there is no actual open pit or underground extraction. The mining of the potassium and other salt effectively involves pumping of brine from the Great Salt Lake into evaporation ponds. From that point, the extraction of the salt from the brine is more of a mineral processing exercise.
In total, Compass Minerals has approximately 361,000 acre-ft of pumping rights to lake brine that it can extract from the north arm of the Great Salt Lake on an annual basis. Based on recent operational data, the Operation has typically extracted, on average, around 125,000 acre-ft of brine per year. Most of this brine (approximately 85%, on average) is pumped into the West Ponds with the remainder going into the East Ponds.
Brine that is pumped into the West Ponds has a residence time of approximately one year, during which it is concentrated approximately 2.5 times, prior to transfer to the East Ponds. To make this transfer, the West Pond brine is pumped into the 21-mile-long Behrens Trench, where it flows under north arm lake brine to the East Pond. Due to the higher density of the concentrated West Pond outflow, this dense brine stays at the bottom of the trench and limits the mixing with the lake brine (Compass Minerals reports approximately 30% dilution). The transit time takes approximately one week.
East Pond feed brine is predominantly from the Behrens Trench, which is effectively partially diluted West Pond concentrated brine. There is a limited amount of additional lake brine that supplements the East Pond inflow. Total inflow to the East Ponds, including Behrens Trench flow, is on average approximately 32,000 acre-ft per year.
Since 2017, total operating costs per ton have ranged from $242 per ton in 2019 to $325 per ton in 2017. Headcount has remained fairly stable overt the period with 363 total salaried and hourly employees in 2017 to 374 employees in 2021. The average annual capital expenditure since 2017 at the GSL Facility is $17,125,000, with a high of $30,053,000 in 2017 and a low of $11,255,000 in nine-month fiscal 2021 (Table 18-1). The higher than average capital spend in 2017 was associated with SOP Plant improvements undertaken as maintenance of business. The average annual capital expenditure excluding the SOP Plant improvements is $15,041,000, which is more indicative of a typical annual capital expenditure. All actual capital costs incurred since 2017 were provided by the owner.
The GSL Facility, as well as all Compass Minerals facilities, maintains a five-year capital forecast for all planned capital expenditures to support current production. A summary of foreseen capital expenditures through 2026 is provided on Table 18-2. As shown on Table 18-2, total estimated capital expenditure through 2026 is $186,066,000, and is comprised of MOB capital and capital spend for major foreseen capital projects through 2026 including:

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

•Raising dikes, intake canal maintenance and pump station re-builds: $58,041,000.
•Maintenance, replacement and rebuilds of key SOP plant facilities: $110,589,000.
The balance of the forecasted capital expenditure through 2026 is $17,436,000 and primarily includes routine replacement and maintenance of mine vehicles and equipment. Listed expenditures are based on historic cost data, vendor/contractor quotations, and similar operation comparisons and are within +/-15% level of accuracy. There are risks regarding the current capital costs estimates through 2026, including escalating costs of raw materials and energy, equipment availability and timing due to either production delays or supply chain gaps.
For the mass load estimations in the Great Salt Lake brine, the Utah Geological Survey (“UGS”) as of September 2020 (water samples across five locations) and United States Geological Survey bathymetry data from 2000 (sonar sampling) were used as the basis for the modeling of sodium, magnesium, potassium and lithium mass loads, the critical ions of interest. Key data from the common sampling points were compared to confirm data correlated. Because these reports are independently produced, undergo inter-agency review, and their key data points correlate, no further evaluation of sampling methods or quality control were reviewed by Company management or the QP. In addition, the Company conducted its own sampling at UGS sample locations to further define potassium resource, in addition to lithium. The Company collected potassium and other ion data during this campaign in order to relate ion relationships and ratios in its modelling as well. These data were derived from samples collected by the QP in hermetically sealed samples containers, sent to an external laboratory under chain of custody, analyzed by an accredited laboratory for metals analysis, and data were reviewed and validated by SRK Consulting. Review of the data derived from the Company’s sampling campaign revealed that the data were of sufficient quality to integrate in to the historic UGS data set for further mass load modelling.
The GSL facility resource model was developed and reviewed and by the QP, who also made refinements to the hydrologic model. The mineral resources stated in this TRS are based upon currently available exploration information. This data includes historical information that was collected prior to current standards. However, the uncertainty and risk associated with this historic data has been mitigated through the addition of modern sampling that has been subjected to strict QA/QC protocols that met or exceeded the industry best practices at the time.
The QP is satisfied that the hydrological/chemical model for the Great Salt Lake reflects the current hydrological and chemical information and knowledge. The mineral resource model is informed by brine sampling data spanning approximately 55 years and recent bathymetry data. Continuity of the resource is not a concern, as the lake is a visible, continuous body. The Company’s experience in extracting potassium and other salts from the Great Salt Lake for over 50 years under dynamic conditions, such as changing lake elevations and ion concentrations, lends confidence regarding the ability to operate under varying conditions, utilizing ion concentrations as a tool to monitor reserve estimates and make operational decisions.
Sensitivity analysis indicates that this is a robust project that can withstand 20% increases in the key cash flow components.
•If mining operating costs were to increase 20% from those currently estimated, the project would still remain viable by interpolation of the sensitivities shown in Table 19-1.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

•If capital construction costs were to increase 20% from those currently estimated, the project would still remain viable by interpolation of the sensitivities shown in Table 19-1.
•The facility can also withstand a decrease in average selling price of 20% from those currently estimated according to the sensitivities shown in Table 19-1.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

2Introduction
2.1Registrant
This Technical Report Summary (this “TRS”) was prepared in accordance with Items 601(b)(96) and 1300 through 1305 of Regulation S-K (Title 17, Part 229, Items 601(b)(96) and 1300 through 1305 of the Code of Federal Regulations) promulgated by the Securities and Exchange Commission (“SEC”) for Compass Minerals International, Inc. (“Compass Minerals” or the “Company”) with respect to estimation of potassium and SOP mineral resources and reserves for Compass Minerals’ existing operation producing various minerals from the Great Salt Lake (“GSL”), located in Ogden, Utah (referred to as the “GSL Facility”, the “Operation” or the “Ogden Plant”).
2.2Terms of Reference and Purpose
The quality of information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation and ii) the assumptions, conditions, and qualifications set forth in this TRS.
Unless stated otherwise, all volumes and grades are in U.S. customary units and currencies are expressed in constant third quarter 2021 U.S. dollars. Distances are expressed in U.S. customary units.
The purpose of this TRS is to report potassium and sulfate of potash mineral resources and reserves for the GSL Facility.
The effective date of this Technical Report Summary is September 30, 2021.
2.3Sources of Information
This TRS is based upon technical information and engineering data developed and maintained by local personnel at the GSL Facility, Compass Minerals’ corporate supporting resources and from work undertaken by third-party contractors and consultants on behalf of the Operation, in addition to public data sourced from the Utah Geological Survey (“UGS”) and United States Geological Survey (“USGS”), internal Compass Minerals technical reports, previous technical studies, maps, Compass Minerals letters and memoranda, and public information as cited throughout this TRS and listed in Section 24 “References.”
Information provided by the registrant upon which the QP relied is listed in Section 25, where applicable.
This report was prepared by Joseph R. Havasi, MBA, CPG-12040, a qualified person.
2.4Details of Inspection
The following table summarizes the details of the personal inspections on the property by the qualified person.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

QP	Date(s) of Visit	Details of Inspection
Joe Havasi	August 2017 – Present	Mr. Havasi is employed full time, works and has offices at the Ogden GSL Facility. He commonly visits west and east pond facilities, pump stations, intake facilities, and plant operations.
Joe Havasi	September 2020 – May 2021	Conducted six excursions in the GSL to collect ambient lake brine samples from RD-2, LVG4, and FB-2 sample locations
.
Source: Compass Minerals
Table 2-1: Site Visits
2.5Report Version
This TRS is not an update of a previously filed TRS.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

3Property Description
The Ogden facility is located on approximately 171,114.53 acres of land, of which approximately 7,434.16 acres are owned by the Company. The Great Salt Lake and minerals associated with it are owned by the State of Utah. The Company is able to extract and produce salts from the lake by rights derived from a combination of: (i) lakebed lease agreements (the “Lakebed Leases”) with the Utah Department of Natural Resources, Division of Forestry, Fire and State Lands (the “Utah FFSL”); (ii) two leases for upland evaporation ponds (the “Upland Pond Leases”) with the State of Utah School and Institutional Trust Lands Administration (the “Utah SITLA”); (iii) seven non-solar leases and easements; (iv) water rights for consumption of brines and freshwater (the “Water Rights”) through the Utah Department of Natural Resources, Division of Water Rights; (v) a large mine operation mineral extraction permit (GSL Mine M/057/0002) (the “Mineral Extraction Permit”) through the Utah Department of Natural Resources, Division of Oil, Gas and Mining (the “Utah DOGM”); and (vi) a royalty agreement, dated September 1, 1962 (as amended from time to time, the “Royalty Agreement”), with the Utah State Land Board.
3.1Property Location
The infrastructure associated with the Ogden facility, including the Ogden plant, is located on the shores of the Great Salt Lake in Box Elder and Weber Counties in the State of Utah. The Ogden plant is located at the approximate coordinates of 41˚16’51” North and 112˚13’53” West on the east side of the lake approximately 15 miles (by road) to the west of Ogden, Utah, and 50 miles (by road) to the northwest of Salt Lake City, Utah. The east ponds are located adjacent (to the north and west) to the Ogden plant in Bear River Bay. The west ponds are located on the opposite side of the Great Salt Lake (due west) in Clyman and Gunnison Bays. (Figure 3-1).

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Boise
Ogden Facility
Salt Lake City
Las Vegas
200 mi
N
Google Earth
Data LDEO-Columbia, NSF, NOAA
Image Landsat / Copernicus

Figure 3-1: Location of Compass Minerals’ Ogden Facility within Northern Utah
Source: Compass Minerals

3.2Property Area
The GSL Facility is comprised of fee-owned land, lakebed leases and upland leases. The Great Salt Lake and minerals associated with the lake are owned by the State of Utah. As summarized on Table 3-1, Compass Minerals has title to 7,434 acres on both the east side and west side of the GSL. The Compass Minerals plant locations are exclusively situated on 918 acres of fee-owned land on the East side of the GSL, with additional holdings on Promontory Point, Clyman Bay and Dove Creek (Figure 3-2).

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 3-1: Land Tenure - (Fee-Owned Land)

Leasable areas for mineral extraction on the Great Salt Lake lakebed are identified in the Great Salt Lake Comprehensive Management Plan (the “GSL Plan”), which is managed by the Utah FFSL. The GSL Plan is updated approximately every ten years, or when there are major changes to the Great Salt Lake environment and setting. A party interested in leasing lakebed for mineral extraction may nominate an area within the area designated by the GSL Plan as leasable, at which time, the Utah FFSL will issue public notice of lease nomination, conduct an environmental assessment on the nominated lease area, and ultimately consider approval of the lease nomination. This process was followed historically in the acquisition of existing Lakebed Leases held by the Company for the Ogden facility.
The Lakebed Leases and Upland Pond Leases provide the Company the right to develop mineral extraction and processing facilities on the shore of the Great Salt Lake. The Lakebed Leases and Upland Pond Leases were issued between 1965 and 2012 and cover a total lease area of

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

approximately 163,681 acres among 12 active leases, though not all are currently utilized (Table 3-2).
Each of the Lakebed Leases remains in effect until the termination of the Royalty Agreement. Most of the Lakebed Leases provide the State of Utah with the opportunity to periodically adjust the lease’s terms, except for the royalties to be paid. These readjustment opportunities occur at intervals ranging from five to 20 years. In the past, these periodic readjustments have not materially hindered the business.
Pursuant to each of the Lakebed Leases (except for Mineral Lease 20000107), the Company is obligated to pay rent at rates ranging from $0.50 to $2.00 per acre per year, and some leases have a minimum rent of $10,000 per year. The rent paid pursuant to each lease is credited against the Company’s royalty obligations pursuant to the Royalty Agreement (as described further below). The rent for Mineral Lease 20000107 is $69,024 annually and is not credited against royalties due. The Lakebed Leases do not impose any material conditions on the Company’s retention of the property except for the continued production of commercial quantities of minerals and payment of rent and royalties.
The Upland Pond Leases consist of Special Use Lease Agreement (“SULA”) 1186, which was acquired in May 1999, and SULA 1267, which was acquired from Solar Resources International in 2013. SULA 1186 and SULA 1267 expire in April 2049 and December 2041, respectively, but the Company has options to extend each agreement for two successive five-year periods. The rent for SULA 1186 is $16,460 per year and rent for SULA 1267 is $207,000 per year. Both Upland Pond Leases allow for the construction and operation of evaporation ponds on the subject properties. The Upland Pond Leases do not impose any material conditions on the Company’s retention of the property except for payment of rent.
The Company also holds seven non-solar leases and easements granted by Utah FFSL or Utah SITLA covering approximately 1,258 acres. Two of these are material to the operation of the Ogden facility, Behrens Trench Easement 400-00313 and PS-113 Easement SOV002-0400. The Company paid a one-time fee of $42,514 for Behrens Trench Easement 400-00313, which expires in June 2051. The Company paid a one-time fee of $27,273 for PS-113 Easement SOV002-0400, which does not expire. These leases are described in Table 3-3 (active leases / easements) and Table 3-4 (inactive leases / easements). The Company also has a lease indenture for a brine canal with the Union Pacific Railroad dated April 13, 1967 on Promontory Point (Figure 13-2). The indenture automatically renews with payment, which is $595.72 annually.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 3-2: Land Tenure - (Lakebed and Upland Pond Leases)

Regulatory Office	Lease ID	Location	County	Area (acres)
FFSL	ML 19024-SV	East Ponds	Box Elder	20,826.56
FFSL	ML 19059-SV	East Ponds	Box Elder	2,563.79
FFSL	ML 21708-SV	East Ponds	Box Elder	20,860.29
FFSL	ML 22782-SV	East Ponds	Box Elder	7,580.00
FFSL	ML 23023-SV	Promontory (PS 1)	Box Elder	14,380.56
FFSL	ML 24631-SV	East Ponds	Box Elder	1,911.00
FFSL	ML 25859-SV	East Ponds	Box Elder	10,583.50
FFSL	ML 43388-SV	Promontory (PS 1)	Box Elder	708.00
FFSL	ML 44607-SV	West Ponds	Box Elder	37,829.82
FFSL	20000107	West Ponds (Dolphin Island)	Box Elder	23,088.00
SITLA	SULA 1186	West of Pond 114	Box Elder	1,595.90
SITLA	SULA 1267	Clyman Bay	Box Elder	21,753.85
Total Acreage:				163,680.34
Source: Compass Minerals

In addition to the key lakebed leases and water rights (described in Section 3.4), which provide Compass Minerals the right to develop its extraction/processing facilities and extract brine from the GSL, respectively, Compass Minerals also holds a range of other leases / easements that have allowed development of specific aspects of key infrastructure for the Operation.
Table 3-3: Non-Solar Leases/Easements

Regulatory Office	Lease ID	Location	County	Area
FFSL	ESMT 95	Behrens Trench	Box Elder	1,099
FFSL	SOV-0002-400	Pump Station 113 Inlet Canal	Box Elder	41.19
SITLA	ML 50730 MP	Strong’s Knob	Box Elder	57.00
SITLA	ESMT 96	Strong’s .Knob Access Road	Box Elder	28.00
SITLA	ESMT 143	Pump Station 112 Flush Line	Box Elder	21.68
Source: Compass Minerals

Table 3-4: Inactive Leases/Easements

Regulatory Office	Lease ID	Location	County	Area
FFSL	ESMT 97	Willard Canal	Weber	11.00
Source: Compass Minerals

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

The Mineral Extraction Permit (GSL Mine M/057/0002) was granted by the Utah DOGM. The Mineral Extraction Permit enables extraction of brine from the Great Salt Lake and ultimate mineral extraction from the brine. The Mineral Extraction Permit also enables all lake extraction, pond operations, and plant and processing operations conducted by the Company at the Ogden facility. The Mineral Extraction Permit is supported by a reclamation plan that documents all aspects of current operations and mandates certain closure and reclamation requirements in accordance with Utah Rule R647-4-104. Financial assurance for the ultimate reclamation of facilities is documented in the reclamation plan, and security for costs that will be incurred to execute site closure is provided by a third-party insurer to the State of Utah in the form of a surety bond. The total future reclamation obligation is estimated to be $4.36 million. The Company expects that its lithium extraction plans are allowed under the terms of the Mineral Extraction Permit. Any greenfield expansion of ponds or appurtenances beyond the existing facility footprint would require a modification to the Mineral Extraction Permit regardless of the mineral(s) developed.

Leases
Dikes
Railroad
Behrens Trench
Owned Property
Great Salt Lake
20 mi
N
Rowley
Google Earth
Image Landsat / Copernicus

Figure 3-2: Compass Minerals’ GSL Facility Detail
Source: Compass Minerals

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

3.3Mineral Titles
3.3.1History of Titles
Royalty Agreement between IMC Kalium Ogden Corp. and the State Land Board dated September 1, 1962. Ml-19024
Lease dated September 1, 1965 by and between State Land Board, as Lessor and Lithium Corporation of America, Inc. and Chemsalt Corporation as Lessee, recorded June 19, 1990 in Book 489, Page 183 in Box Elder County, as assigned from Chemsalt Corporation and from Lithium Corporation of America, Inc. to Great Salt Lake Minerals & Chemicals Corporation on October 26, 1990 and recorded October 30, 1990 in Book 493, Page 725 in Box Elder County and recorded October 30, 1990 in Book 1589, Page 137 in Weber County and further assigned from Lithium Corporation of America Inc., to Great Salt Lake Minerals & Chemicals Corporation on June 14, 1967 and recorded October 30, 1990 in Book 493, Page 730 in Box Elder County and recorded October 30, 1990 in Book 1589, Page 150 in Weber County. ML-23023
Lease dated August 24, 1966 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded June 19, 1990 in Book 489, Page 234 in Box Elder County and recorded June 19, 1990 in Book 1582, Page 822 in Weber County. ML-19059
Lease dated August 24, 1966 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded October 30, 1990 in Book 493, Page 708 in Box Elder County and recorded October 30, 1990 in Book 1589, Page 110 in Weber County. ML-22782
Lease dated August 24th, 1966 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded October 30, 1990 in Book 493, Page 751 in Box Elder County. ML-19024
Lease dated October 1, 1966 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded June 19, 1990 in Book 489, Page 244 in Box Elder County and recorded June 19, 1990 in Book 1582, Page 811 in Weber County. ML-21078
Lease dated October 2, 1967 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded June 19, 1990 in Book 489, Page 213 in Box Elder County and recorded June 19, 1990 in Book 1582, Page 846 in Weber County. ML-24631
Lease dated November 20th, 1968 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded June 19, 1990 in Book 489, Page 220 in Box Elder County and recorded June 19, 1990 in Book 1582, Page 839 in Weber County. ML-25859
Lease dated April 27th, 1987 by and between Board of State Lands and Forestry, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded June 19, 1990 in Book 489, Page 205 in Box Elder County. ML-43388
Lease dated September 23, 1991 and recorded September 27, 1991 in book 1608 at page 2284 of the official records of Weber County.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Lease dated January 1, 1991 by and between Utah Division of State Lands and Forestry, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded November 26, 1991 in Book 510, Page 79 in Box Elder County. ML-44607.
SPECIAL USE LEASE AGREEMENT NO. 1186 dated May 1, 1999, executed by and between the School and Institutional Trust Lands Administration as Lessor and IMC Kalium Ogden Corp., a Delaware corporation.
MINERAL LEASE AGREEMENT NO. 200 00107 dated May 9, 2008, executed by and between the State of Utah, acting by and through the Division of Forestry, Fire and State Lands, Department of Natural Resources as Lessor and Great Salt Lake Minerals Corporation.
SPECIAL USE LEASE AGREEMENT NO. 1267 dated October 25, 1999, executed by and between the State of Utah, acting by and through the School and Institutional Trust Lands Administration as Lessor and William J. Coleman as lessee's predecessor-in-interest as Lessee as disclosed in ASSIGNMENT dated November 29, 2012, executed by Solar Resources, Inc., a Utah corporation as Assignor and as Assignee, recorded November 30, 2012 as Entry No. 319775 in Book 1194 at Page 436, Official Records of Box Elder County.
SECOND AMENDED AND RESTATED SPECIAL USE LEASE AGREEMENT NO. 1267 dated November 29, 2012, executed by and between State of Utah, acting by and through the School and Institutional Trust Lands Administration and Great Salt Lake Minerals Corporation, a Delaware corporation.
3.4Mineral Rights
The Great Salt Lake and minerals associated with the lake are owned by the State of Utah. Compass Minerals maintains the ability to extract and produce Salts from the lake by right of a combination of lakebed lease agreements, water rights for consumption of brines and freshwater, a royalty agreement, and a mineral extraction permit. Compass Minerals pays a royalty to the State of Utah based on gross revenues of Salts produced. The royalty agreement and lakebed leases are evergreen (i.e., do not expire), so long as paying quantities of minerals are produced from the leases.
Pursuant to the Royalty Agreement, the Company has rights to all salts from the Great Salt Lake, and in exchange, the Company pays a royalty to the State of Utah based on net revenues per pound of salts produced. The Royalty Agreement contains a most favored nations clause that effectively provides that the Company always pays the lowest royalty rate for any particular salts as any other person pays to the State of Utah for extraction of such salts. The current royalty rate for SOP under the Royalty Agreement is 4.8%. To extract lithium and LCE products (as described in further detail below), the Royalty Agreement must be modified. The Royalty Agreement does not expire so long as paying quantities of minerals are produced and the Company pays a minimum royalty of not less than $10,000 per year.
The actual extraction of minerals from the GSL is controlled by water rights that dictate the amount of brine that can be pumped from the lake on an annual basis. Compass Minerals’ water rights are listed in Table 3-5. Compass Minerals has 156,000 acre-ft extraction rights from the north arm of the lake that it relies upon for its current production. Compass Minerals holds additional 205,000 acre-ft water extraction rights from the south arm that are not being utilized. As a limit on the volume of brine

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

that can be pumped in a year, these water rights also cap the mass production of Salt that is possible in any year.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Source	Points of Diversion	Priority	County	WR/CH/EX#[1]	Volume[2]
Great Salt Lake	PS 1	1/8/62	Box Elder	13-246	134 cfs or 27,000 AF
Great Salt Lake	PS 1, PS 23 (segregated from 13-246)	1/8/62	Box Elder	13-3091	46 cfs or 67,000 AF
Great Salt Lake	PS 1, PS 23 (segregated from 13-3091)	1/8/62	Box Elder	13-3569	50 cfs or 62,000 AF
Great Salt Lake	PS 1 and PS 112 (changed from 13-246 and 13-3091)	5/7/91	Box Elder	13-246	180 cfs or 94,000 AF
Great Salt Lake	Clyman Bay	6/13/20	Box Elder	13-3457	180,992 AF
Bangerter Pump Station Sump	Bangerter Pump Station Canal, ear Hogup Bridge Lucin Cutoff	11/9/95	Box Elder	13-3742	25,000 AF
Bear River	PS 2, PS 8, Northern Lease Border	6/11/65	Box Elder	13-1109	17,792 AF
Bear River	PS 2, PS 3, 1B Cut	2/20/81	Box Elder	13-3345	49,208 AF
Bear River/Great Salt Lake	Pond water impoundment North of PS 2 (non-consumptive)	12/14/81	Box Elder	13-3404	8,000 cfs
Underground Water Well	PS 112 Well (Lakeside)	8/20/92	Box Elder	13-3592	0.17 cfs or 100 AF
Underground Water Well	PS 114 Well	2/19/03	Box Elder	13-3800	0.22 cfs
Underground Water Well	PS 112 Well (New)	2/6/08	Box Elder	13-3871	66 AF
Underground Water Wells	PS 113, 114, 7000 ac, Lakeside, 115	12/16/08	Box Elder	13-3885	1.84 cfs or 784 AF
Underground Water Wells	PS 113 Well (New)	12/16/08	Box Elder	13-3887	66 AF
Underground Water Well	Pond Control Well	7/27/65	Weber	35-2343	0.15 cfs
Underground Water Wells (5)	Near Ponds 26/91/88, Pond Control	7/27/65	Weber	35-5373	24.85 cfs
Underground Water Wells (10)	East of Pond 26 (same as 13-5325)	6/17/66	Weber	35-4012	1.5 cfs
Underground Water Wells (10)	East of Pond 26 (same as 13-4012)	6/17/66	Weber	35-5325	6.5 cfs
Underground Water Well	Southeast of Mg Plant	8/19/60	Weber	35-1201	0.00054 cfs
Underground Water Wells (7)	East of Little Mountain	7/19/40	Weber	35-162	0.583 cfs
Underground Water Well	Southeast of Mg Plant	3/23/36	Weber	35-2730	0.089 cfs
Source: Compass Minerals
1WH=, CH=, EX=
2AF=acre-feet, cfs=cubic feet per second
Table 3-5: GSL Water Rights

3.5Encumbrances
Mineral extraction activities at the GSL Facility are regulated by the Utah DNR and DOGM under permit # M/057/002. The site is to be reclaimed in accordance with the approved reclamation plan.
The reclamation plan for the solar evaporation and harvest ponds that was developed as part of the mining portion of the permit will be deconstructed in two separate phases. Phase I involves the final

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

return of all accumulated salts within the evaporation and harvest beds. The salts will be dissolved using fresh water obtained via the GSL Facility’s freshwater rights. Similar to Compass Minerals’ yearly return flow operations, the dissolved rinseate will be returned to the Great Salt Lake at the current point of discharge for prior salt return activities at the southern end of Bear River Bay. The Phase I portion of the plan will be conducted during the late fall for about three to four months in duration. If necessary, these salt return activities may be conducted over multiple years to substantially dissolve accumulated salts and return those salts to the Great Salt Lake. The salt removal process may require some mechanical removal, if necessary, to return the evaporation ponds and harvest ponds to a natural lake bed surface to the satisfaction of the oversight state regulatory agency.
Upon completion of the Phase I salt removal activities, the Phase II rip-rap management plan will commence. This Phase II will involve the collection of rip-rap from the lake side of the GSL Facility’s dikes and cluster the rip-rap them in piles separated by about 1 mile. The rip-rap clusters will be formed on the pond side of historic dikes. The rip-rap clusters will be designed to enhance the natural migratory bird habitat. Additionally, the rip-rap clusters will be fortified with some fine-grained materials to partially fill some interstitial voids to enhance bird nesting habitat.
In conjunction with Phase II, the exterior and interior dikes will be breached every mile to allow wave action from the Great Salt Lake to erode the remaining dike structures. All other structures and equipment will be removed from State lands. The process plant is a part of an industrial park and will remain after cessation of operations. At the request of the State Division of Wildlife Resources, Compass Minerals may negotiate the possibility of leaving some ponds in place to create bird refuges.
Borrow pits high walls will be recontoured to a 45° angle or less and the pit floors completed so that the pits will not impound water. Revegetation will take place where sufficient soils exist. No plans for soil importation to revegetate the borrow pits are being considered.
All equipment and structures located on lands owned by the State of Utah will be removed. The Ogden Plant site will be left intact for use in the existing industrial park. Allowing the plant to remain as a part of this park was approved by the Weber County Commission of March 29, 1986.
The commitment to perform required reclamation activities is secured by a surety bond. The current total reclamation obligation is US$4.36 million dollars.
3.6Other Significant Factor and Risks
There are no other significant factors or risks that may affect access, title, or the right or ability to perform work on the GSL Facility.
3.7Royalties Held
Not Applicable.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

4Accessibility, Climate, Local Resources, Infrastructure and Physiography
4.1Topography, Elevation and Vegetation
The GSL Facility is located along the middle to northern extent of the Great Salt Lake at an elevation ranging between 4,208 ft and 4,225 ft. The topography of the facility area is generally flat, as it is situated along the marginal lake sediments of the Great Salt Lake. The elevation of the north arm of the GSL has ranged between 4,191 feet amsl and 4,213 feet amsl.

Tremonton
Brigham City
Ogden Facility
GREAT
SALT
LAKE
Great Salt Lake
DESERT
Riverdale
Clearfield
20 mi
N
Google Earth

Figure 4-1: USGS 7.5 minute Topographic Quadrangle Map: Great Salt Lake
Source: Compass Minerals

4.1.1Vegetation
Local vegetation is dominated by shrubs and grasses associated with a desert ecosystem and a relatively low precipitation environment.
The wetlands surrounding GSL are of international importance, and they are acknowledged for supporting large populations of migratory birds. As a zone of transition between uplands and the open water of GSL, they also provide other functions. These include flood control, water quality improvement, and biogeochemical processing. There are approximately 360,000 acres of wetlands below the GSL meander line, in addition to 546,697 acres of open water and 3,540 acres of upland (Figure 4-2). Wetlands represent 26% of the 1.37 million acres below the meander line.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Locomotive Springs WMA
Salt Creek WMA
Public Shooting Grounds WMA
Duck Clubs
Machine Lake WMA
Bear River Bay Access WMA
Bear River Migratory Bird Refuge
Gunnison Bay
Bear River Bay
Gunnison Island
Harold Crane WMA
Willard Bay Upland Game WMA
Ogden Bay WMA
Howard Slough WMA
Gilbert Bay
The Nature Conservancy Layton Preserve
Hat Island
Farmington Bay
Antelope Island State Park
Farmington Bay WMA
Legacy Nature Preserve
National Audubon Society Gillmor Sanctuary
Duck Clubs
Inland Sea Shorebird Reserve
Timpie Springs WMA
National Audubon Society Lee Creek Area
Diversified Habitats Mitigation Bank
SLC Department of Airports Mitigation Bank
84
91
15
80
215

Wetlands and Protected Areas

U.S. Fish and Wildlife Service
Utah Department of Natural Resources
Other Protected Areas
Emergent
High Fringe
Low Fringe
Open Water
Playa
Riverine
Upland
Meander Line
— Surveyed
- - Unsurveyed
N
W
E
S
Miles
0
14
28
56

Wetland dataset comes from the National Wetlands Inventory and various sources.

Figure 4-2: Wetlands and Protected Areas
Source: Utah DNR, Comprehensive Management Plant (2011)
4.2Means of Access
Access to the GSL Facility is considered excellent. The City of Ogden, Utah has established infrastructure for both mining and exporting salt. Access to the Operation is via Ogden and vicinity on paved two-lane roads. From Salt Lake City, located 40 miles to the south, Ogden is accessible is via Interstate Highway 15.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Commercial air travel is accessible from Salt Lake City, and rail access is provided by an existing siding at the Ogden Plant.
4.3Climate and Operating Season
The GSL Facility is located in the Great Basin cold-desert ecosystem, which occurs from lake level to approximately 4,500 feet in elevation in surrounding wetlands and uplands. GSL receives an average of 15 inches of precipitation near the Wasatch Front, less than 10 inches of precipitation on the west side of the lake, and has annual average maximum temperatures of 65.5 degrees Fahrenheit (°F) and annual average minimum temperatures of 38.1°F. The summer period from May to September sees the highest evaporation rates and imparts a cyclic nature to the Operation with evaporative concentration in the summer months, and salt harvesting from late fall to early spring.
4.4Infrastructure Availability and Resources
The GSL Facility is connected to the local municipal water distribution system, Weber Basin Water Conservation District.
The GSL Facility is connected to the local electrical and natural gas distribution systems via Rocky Mountain Power and Dominion Energy, respectively. The GSL facility houses an existing substation as well that services the east-pond complex and Promontory Point.
The population of Ogden, Utah is approximately 88,000, which is included in the greater Ogden-Clearfield metropolitan area population of approximately 600,000. The area population provides a more than adequate base for staffing the GSL Facility, with a pool of talent for both trades and technical management.
The cities of Ogden and Salt Lake City, Utah provide all necessary resources for the GSL Facility and is a major urban center in the western United States. In addition to a central transportation hub for airline, rail, and over-the-highway cargo, the region is a major support hub for the mining industry in the western United States.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

5History
Operations have been ongoing at the Ogden Plant site since the late 1960s, with commercial production starting in 1970. The Ogden Plant site has been operated under various owners and has historically produced halite, potash, and as of 1998, magnesium chloride.
During the early 1960s, chemical companies, including Dow Chemical Company, Monsanto Chemical Company, Stauffer Chemical Company, Lithium Corporation of America (“Lithcoa”), and Salzdetfurth A.G., reserved acreage for lakeside developments on Great Salt Lake (Kerr, 1965). Of these, Lithcoa and Salzdetfurth A.G. were the first to develop commercial brine/salt operations.
The potash facility operated by Compass Minerals Ogden Inc. (which was initially formed in 1967 and was formerly known as Great Salt Lake Minerals Corporation, IMC Kalium Ogden Corp. and Great Salt Lake Minerals & Chemicals Corp.) was constructed after an exploration project and feasibility study was carried out by Lithcoa. Laboratory studies were conducted in 1963 and 1964, followed by three years of pilot plant testing and construction of pilot evaporation ponds (Industrial Minerals, 1984). During 1964, Lithcoa representatives appeared before the Utah State Land Board (the State agency that regulated lake development, now the FFSL) in order to acquire permission to extract minerals from the Great Salt Lake (Lewis, 1965; Woody, 1982). Within the next year or so, permission was granted.
In 1965, studies continued on methods for extracting minerals from Great Salt Lake. During that same year, Lithcoa entered into a partnership with Salzdetfurth, A.G., of Hanover, West Germany, an important producer of potash and salt (Lithcoa 51% and Salzdetfurth A.G. 49% ownership) to develop the land and mineral rights on the lake held by Salzdetfurth A.G. (Lewis, 1966: Engineering and Mining Journal, 1970).
In 1967, Lithcoa and Chemsalt, Inc., a wholly owned subsidiary of Salzdetfurth, A.G., proceeded with plans to build facilities on the north arm of the Great Salt Lake to produce potash, sodium sulfate, magnesium chloride, and salt from the lake brine (Lewis, 1968). Lithcoa was acquired that same year by Gulf Resources and Minerals Co. (Houston, Texas) and at that point Gulf Resources and A.G. Salzdetfurth began developing a US$38 million solar evaporation and processing plant west of Ogden, Utah (Knudsen, 1980). The new facility began operating in October 1970. The plant was designed to produce 240,000 short tons (218,000 metric tons (mt)) of potassium sulfate, 150,000 short tons (136,000 mt) of sodium sulfate, and up to 500,000 short tons (454,000 mt) of magnesium chloride annually (Gulf Resources & Chemical Corporation, 1970; Eilertsen, 1971).
In May 1973, Gulf Resources bought its German partner's share of the Great Salt Lake project. At that time, the German partner had also undergone some changes and was known as Kaliund Salz A.G. (Gulf Resources & Chemical Corporation, 1973; Behrens, 1980; Industrial Minerals, 1984).
The initial mining sequence consisted of pumping brine directly from the north arm of the Great Salt Lake. The brine was pumped from Pump Station 1 on the southwest shore of Promontory Point to an overland canal that flowed the brine by gravity to the east side of Promontory mountains and was distributed through a series of solar ponds.
As Great Salt Lake rose to its historic high in the 1980s, the company spent US$8.1 million in 1983, US$8.1 million in early 1984, US$3.0 million in 1985, and US$4.8 million in 1986 to protect its evaporation pond system at the Ogden Plant site against the rising lake level. On May 5, 1984, a

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

northern dike of the system breached, resulting in severe flooding and damage to about 85% of the pond complex. The breach resulted in physical damage to dikes, pond floors, bridges, pump stations, and other structures. In addition, brine inventories were diluted, making them unusable for producing SOP (Gulf Resources & Chemical Corporation, 1986). During the next five years, the company pumped the water from its solar ponds, reconstructed peripheral and interior dikes and roads, replaced pump stations, and laid down new salt floors in order to restart its operation at the Ogden Plant site.
A 25,000-acre evaporation pond complex was constructed at the Ogden Plant site on the west side of the lake in 1994. The new western ponds were connected to the east-pond complex by a 21-mile, open, underwater canal called the Behrens Trench which was dredged in the lakebed, from the western pond's outlet near Strong’s Knob to a pump station located just west of the southern tip of Promontory Point. The concentrated brine from the west pond, which is more dense than the lake brine due to its mineral concentration, is fed into the low-gradient canal, where it flows slowly by gravity eastward, beneath the less-dense Great Salt Lake brine, to the primary pump station. From there, the dense brine travels around the south end of Promontory Point, then northward, where it enters the east pond complex.
In 1993, D.G. Harris & Associates acquired the Ogden Plant site operations. Ownership of the Ogden Plant was transferred in 1997 to IMC Global (“IMC”), following its acquisition of Harris Chemical Group (part of D.G. Harris & Associates). IMC sold a majority of its salt operations, including the Ogden Plant, to Apollo Management V, L.P. through an entity called Compass Minerals Group in 2001. Following a leveraged recapitalization, the company now known as Compass Minerals International, Inc. completed an initial public offering in 2003.
On September 16, 2004, the Ogden Plant applied to DOGM to add solar Pond 1B to its permitted operations area. On October 8, 2004, DOGM gave formal approval of this permit revision, and Pond 1B construction was completed in 2006. This pond is located on the east side of Promontory Point and due east of Pond 1A and of the Bear River Channel.
On November 11, 2011, the Ogden Plant submitted a Notice of Intent (“NOI”) to amend mining operations to integrate pond technology enhancements (“PTE”) in existing perimeter dikes located in Bear River Bay. PTE is designed to improve the functionality of existing dikes and is fully encapsulated within the dikes. PTE is implemented by excavating a 24-inch trench within the existing perimeter dikes and backfilling the excavation with inert cement bentonite grout. The PTE then acts to reduce leakage of refined brines back into the Great Salt Lake. Due to the low compressive strength of the vertical cement bentonite seam (which is similar to the strength of the surrounding dike materials), the existing reclamation plan which provides for wave action to ultimately remove dikes will also be effective in reclaiming PTE-integrated dikes. PTE construction was completed in 2014.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

6Geological Setting, Mineralization and Deposit
6.1Geologic Description
The GSL Facility produces saleable minerals from brines sourced from the Great Salt Lake. These brines are upgraded through solar evaporation within large constructed ponds. The following describes the geologic relevance of the Great Salt Lake and lays out the man-made aquifers within the evaporation ponds which host brines with high lithium concentrations.
The GSL Facility is located on the shore of the Great Salt Lake in northern Utah. This location is within the geographic transition from the Rocky Mountains, to the Basin and Range Province to the west.
The Great Salt Lake is a remnant of Lake Bonneville, a large Late-Pleistocene pluvial lake that once covered much of western Utah. At its maximum extent, Lake Bonneville covered an area of approximately 20,000 square miles. Lake Bonneville has been in a state of contraction for the past 15,000 years and has resulted in the formation of remnant lakes that include the Great Salt Lake, Sevier Lake, and Utah Lake (Figure 6-1). Evaporation rates higher than input from precipitation and runoff have driven the lake contraction and has served to concentrate dissolved minerals in the lake water. The GSL is one of the most saline lakes in the world.
The Great Salt Lake is currently the largest saltwater lake in the western hemisphere, covering approximately 1,700 square miles. But due to fluctuation in evaporation rates and precipitation, that size has ranged from 950 square miles to 3,300 square miles over the past 60 years. On a geologic timeframe, the Great Salt Lake water level has varied by many hundreds of feet over the past 10,000 years (UGS, 1980).
Source: UGS 1980
Figure 6-1: Former Extent of Lake Bonneville, Relative to Current Remnant Lakes and Cities

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Over the course of modern record keeping, the water level of the Great Salt Lake has not varied by more than 20 ft. This is controlled through the balance of recharge and discharge from the lake. Lake level data indicated that historical lows were seen in the 1960s, while historical highs were seen in the mid-1980s, which required discharge of the Great Salt Lake brine into the west desert by the Utah Division of Water Resources and Utah Department of Natural Resources in an effort to control the lake level.
Inflow contributions to the Great Salt Lake are from surface water (66%), rainwater (31%), and groundwater (3%), with seasonal variation impacting the annual contribution (UGS, 1980). Discharge from the Great Salt Lake is primarily through evaporation.
Salinity throughout GSL is governed by lake level, freshwater inflows, precipitation and re-solution of salt, mineral extraction, and circulation and constriction between bays of the lake. Distinct salinity conditions have developed in the four main areas of the lake as a result of 1) fragmentation of the lake resulting from causeways and dikes and 2) the fact that 95% of the freshwater inflow to the lake occurs on the eastern shore south of the causeway (Loving et al. 2000). From freshest to most saline, the largest bays in GSL today are Bear River Bay, Farmington Bay, Gilbert Bay (the main body of the lake also referred to as the south arm) and Gunnison Bay (i.e., the North Arm). Since 1982, the salinity in Bear River Bay and Farmington Bay ranges from 2% to 9% (Map 2.5), though it typically stays between 3% and 6%). Figure 6-2 illustrates the range of salinities within the four bays of the GSL.
In 1960, a railroad causeway was constructed in replacement of a 12-mile-long wooden trestle. The causeway is a permeable rockfill barrier with box concrete box culverts that permit limited brine transfer, but prevent full mixing of brine on either side of the causeway. The causeway has therefore effectively divided the Great Salt Lake into two bodies of water (the north arm and the south arm), which have each developed distinct physical and chemical attributes most readily identified through a noticeable color difference in the waters (Figure 6-3).

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Monument Point
Box Elder
Cache
Rozel Point
Gunnison Bay
Bear River Bay
Weber
Northern Railroad Causeway
Promontory Point
OGDEN
Fremont Island
Roy
Gilbert Bay
Clearfield
Davis County Causeway
Hat Island
Davis
Layton
Carrington Island
Farmington Bay
Antelope Island State Park
Bountiful
Stansbury Island
Southern Causeway
Saltair/Southshore
SALT LAKE CITY
Southern Railroad Causeway
West Valley City
Taylorsville
Murray
Tooele
Salt Lake
84
91
89
15
215
80

Salinity

- Bear River Bay, 2%–14%
- Farmington Bay, 2%–12%
- Gilbert Bay, 5%–19%
- Gunnison Bay, 15%–27%

Meander Line
— Surveyed
--- Unsurveyed

N W E S

DNR

Salinity dataset comes from the Utah Geologic Survey.

Miles
0 14 28 56

From GSL Comprehensive Management Plan, 2011
Figure 6-2: Salinity in Bays of the GSL

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Source: Compass Minerals
Figure 6-3: Railroad Causeway Segregating the North and South Arms of the GSL

Due to the location of the causeway, all surface freshwater flow enters into the south arm of the lake as river inflow from the Jordan, Weber, and Bear Rivers. Conversely, the north arm of the lake receives only mixed brine via limited recharge through the causeway and minor contributions from precipitation and groundwater. Furthermore, due to topography and microclimate conditions, the south arm receives greater precipitation, while the north arm has more favorable evaporative conditions (UGS, 1980). Considering there are no freshwater inflows to the north arm and the intensity of evaporation in the summer months, the north arm acts as a hydrologic sink in the GSL terminal lake system, receiving all of the inflows from the south arm. These conditions have resulted in the preferential concentration of minerals within the north arm brine relative to the south arm brine. Figure 6-4 provides an illustration of the inflows to the GSL, including direct precipitation (Ps) and Evaporation (Es) and the four primary river basins (note Goggin Drain is the inflow from the Jordan and Provo Rivers (Jewell, 2021).

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Source: Historic low stand of Great Salt Lake, Utah (Jewell, 2021).
Figure 6-4: Inflows and Evaporative Outflows
Recent sampling for the Utah Geological Survey (UGS, 2021) data shows that overall potassium, magnesium, and sodium concentrations in the north arm are typically more than double those found in the south arm. These data reflect the impact of the causeway and environmental factors and allow for a review of potential resources to consider the north arm and south arm of the Great Salt Lake independently.
Compass Minerals’ GSL Facility extracts brine from the north arm of the Great Salt Lake into a series of evaporation ponds. The brine is concentrated in these ponds, moving from pond to pond as the dissolved mineral content in the brine increases.
6.1.1Lake Level Fluctuations
Long-term consideration of lake levels at the Great Salt Lake is required given the potential 140-year life of the Ogden Plant, based on the resource base and production rate of the operation (see Section 13). Inflow to the lake is variable on an annual basis and is dependent upon levels of rain flow, runoff from snowmelt (and hence prior to the year’s snowpack) and upstream consumption of water (agricultural, industrial, residential, etc.). Evaporation from the lake, which is the primary means of water loss from the system, is also variable and dependent upon a number of factors such as current areal extent of the lake, salinity, cloud cover, daily temperatures and daily wind levels. On a year-to-year basis, all of these factors vary significantly and therefore lake levels are volatile.
As can be seen in Figure 6-4, even on a relatively short approximate 170-year timeframe between 1847 and 2021, water levels have varied by more than 20 feet. The most recent lake level data shown in the figure illustrates that the lake has gone from a historical high level in the mid-1980s to a level approaching the historical low reached in the 1960s. The concern in the 1960s was reportedly that the lake would dry up when the lake was at its lowest level, while in the 1980s, there was significant surface infrastructure ruined by flooding when the lake was at its highest level. In fact, levels were so high that water was pumped to the West Desert to attempt to control lake levels. On

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

a geologic timeframe of thousands of years, especially the Pleistocene glacial period, lake levels have varied even more, by hundreds of feet.
Source: USGS, 2021 (accessed January 2021 at http://ut.water.usgs.gov/greatsaltlake/elevations/)
Figure 6-5: Historic Lake Levels for the Great Salt Lake

Source: Baskin, 2011
Figure 6-6: Great Salt Lake Volume / Area Relationship
From a resource basis standpoint, there are two material impacts due to changes in lake levels:
•Rising and falling lake levels drive significant changes in water volume. As seen in Figure 6-6, the volume change between the recent historical low lake elevation (4,191 feet in 1963) and the recent historical high elevation (4,212 feet in 1986 and 1987) is approximately

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

250%. With a largely fixed dissolved mineral content in any year, an increase in water volume decreases the concentration (grade) of minerals suspended in solution and conversely, a decrease in water volume increases the concentration (grade) of the contained minerals. This relationship is illustrated in Figure 6-7 which shows lake level relative to potassium concentration in north arm pool based on data collected from UGS north arm sample location LVG4 (described in Section 7). Given the exponential increase or decrease in volume related to elevation shown in this figure, the impact to concentration can more than double (or cut in half) concentration levels of potassium ion suspended in the brine.

GSL Elevation (North Arm)
Average K Concentaruion nin 00's mg/L)
4210
4205
4200
4195
4190
4185
4180
12
10
8
6
4
2
0
6/18/1966
6/18/1968
6/18/1970
6/18/1972
6/18/1974
6/18/1976
6/18/1978
6/18/1980
6/18/1982
6/18/1984
6/18/1986
6/18/1988
6/18/1990
6/18/1992
6/18/1994
6/18/1996
6/18/1998
6/18/2000
6/18/2002
6/18/2004
6/18/2006
6/18/2008
6/18/2010
6/18/2012
6/18/2014
6/18/2016
6/18/2018
6/18/2020
Water Level
Avg K

Compass Minerals
Figure 6-7: Relationship between North Arm GSL Level and Potassium Concentration

•Changes in the concentration of dissolved minerals can cause ions to reach saturation and begin precipitating from solution (i.e., depositing on the bed of the lake). While especially relevant to sodium ions, this is relevant to potassium ion as well. Research conducted by Goodwin in 1973 estimated the volume of precipitated salts on the north arm lakebed in the form of a crust at approximately 1.1 billion tons (Goodwin, 1973). Goodwin further evaluated the mineralogy of the crust and determined that sylvite (potassium chloride) had deposited in lakebed crust samples collected in 1970, while not present in cores collected in 1972. Goodwin postulated that the sylvite could have dissolved between 1970 and 1972 from fresh water flows over the exposed salts and flowed back into the north arm pool, as GSL elevation continued to increase. GSL elevations were at an all-time low in 1962, and

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

gradually increased through the early 1970s. As shown in Figure 6-3, GSL elevations in the 2010s were generally below 4,295’ as they were during the period leading up to Goodwin’s salt-crust testing in 1970. Considering the documented presence of sylvite in north arm crust samples collected in 1970 following a low-lake stage regime, it is likely that deposition of sylvite is presently occurring again and present in precipitated salts that have deposited in the 2010s. While concentrations of dissolved salt are increasing in the north arm of the GSL during periods of recession, the volume of brine also decreases, creating a reduction in dissolved potassium load in the north arm of the GSL, and an increased volume of precipitated salts on the bed of the north arm. This relationship is illustrated in Figure 6-8 that shows north arm volume of brine and tons of potassium in suspended in brine within the north arm pool based on data collected from UGS north arm sample location LVG4 (described in Section 7).

12000000
10000000
8000000
6000000
4000000
2000000
0
North Arm Volumee
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
-
Tons Potassium
Date
8/14/1969
11/9/1971
6/20/1975
6/21/1978
6/2/1981
3/20/1984
6/9/1987
6/2/1992
11/13/1998
3/13/2003
6/13/2012
4/18/2021
North Arm Volume
Tons K

Compass Minerals
Figure 6-8: Relationship between North Arm Volume and Potassium Load

With 1.2 billion tons of salt deposited as salt crust on the north arm of GSL lakebed in 1970, the volume of potassium would have been 3,360,000 tons of potassium, or approximately 5% of the current measured potassium in the GSL, considering potassium was found in salt crust samples at 0.28 weight percent with an error factor of +/-0.16. Notwithstanding, the deposited salt is not depleted from the GSL system, as it resides on the legal lakebed of the GSL defined as the Meander Line, and below the Ordinary High Water Mark of GSL, and is readily re-dissolved as lake levels increase and or direct precipitation dissolves the deposited salt and returns the salt to solution flows back to the GSL (Goodwin, 1973 and

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

UGS, 2016). This complex dynamic, therefore, creates challenges and uncertainty in calculating the volume of potassium in the GSL since potassium precipitates out of solution when the lake is at low elevations because of the presence of precipitated potassium in the salt crust within the boundary of the lakebed that will eventually wash back in to solution during the annual and seasonal ebb and flow of lake elevation.
6.1.2System Recharge
As previously mentioned, there is ongoing recharge of the ions present in the Great Salt Lake brine from the surface and groundwater inflows to the lake. From the QP’s literature review, studies that have evaluated system recharge have focused primarily on river and spring inflows. From a volume basis, these surface water inflows have averaged approximately 66% of total inflow to the lake with rainwater accounting for approximately 31% and groundwater 3% (UGS, 1980). Given rainwater is assumed to be relatively pure and therefore adds limited loading to the lake and the small volume of groundwater entering the lake, the QP believes it is reasonable to assume that most ionic recharge to the lake is from surface water. The surface water recharge to the lake has been estimated to add approximately 0.1% annually to the total ionic load in the lake (UGS, 1968). This value can be material over the long-term period evaluated for the reserve estimate and is considered for the reserve model (see Section 12.2). However, for the resource estimate, a static model is utilized for the effective date so recharge was not included in the resource basis.
6.2Mineral Deposit Type
The Great Salt Lake is a terminal lake that hosts enriched brine containing dissolved minerals at concentrations sufficient for economic recovery of certain resources. The mineral resource of the Great Salt Lake currently supports economic recovery of sodium (as NaCl), potassium (as SOP), and magnesium (as MgCl2).
6.3Stratigraphic Section
A not to scale cross section of a typical evaporation pond is provided as Figure 6-9, and a relational cross section of evaporation ponds the GSL is provided in Figure 6-10.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

.

Solar Radiation
2,300 BTU/ft²/day
92 Billion BTU/hour
Evaporation
Brine Feed
Brine Transfer
Brine
Mineral Deposit
Clay Seal

Compass Minerals
Figure 6-9: Typical evaporation pond cross section

Compass Minerals
Figure 6-10: Relationship between GSL and Evaporation Ponds

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

7Exploration
Exploration activities related to the potassium and SOP mineral resources and reserves at Compass Minerals’ GSL Facility include sampling and surveys of the GSL. The following describes the exploration activities undertaken to develop the data utilized within the mineral resource and reserve estimate.
7.1Procedures – Exploration Other than Drilling
For the GSL, non-drilling exploration is the primary source of information supporting the resource estimate.
7.1.1Great Salt Lake
Data to support the potassium and SOP resource and reserve estimates for the Great Salt Lake were sourced from historical literature and data produced by the UGS or USGS related to the Great Salt Lake, supplemented by recent sampling data performed by Compass Minerals. Compass Minerals did not conduct an independent audit of historic exploration methods or sampling and analytical analysis. However, given that almost all data is sourced from the USGS and UGS, in the QP’s opinion, it is reasonable and appropriate to rely upon this data, especially given the wide range of data over many years that reflects consistency from data set to data set, including recent sample data collected by Compass Minerals.
The data available for the Great Salt Lake include the following:
•Lake level elevation data and trends to estimate total brine volume, measured by the USGS
•Historical potassium concentrations within the Great Salt Lake, measured by the UGS
•Recent potassium concentrations within the Great Salt Lake, measured by Compass Minerals
•Recent potassium concentrations at the intake for brine into Compass Minerals’ evaporation ponds, measured by Compass Minerals
•Bathymetry data for the lake bottom, measured by the USGS
Lake Level Elevation and Brine Volume
The water level within the Great Salt Lake is monitored at several points within the north and south arms of the lake. Sample data is collected by the USGS and the locations utilized for this resource estimate include USGS 10010100 Saline (north arm) and USGS 10010000 Saltair Boat Harbor (south arm).
As noted in Section 4.2, the water elevation in the lake has varied significantly over time. Over the past 50 years, the lake elevation has ranged from a low of approximately 4,189 ft amsl to a high of approximately 4,211 ft amsl in the north arm of the lake, equating to a variation of more than 20 ft in elevation (Figure 7-1). As seen in this figure, the water elevation in the south arm is close to that in the north arm although almost always higher, with the average differential typically around 1 ft.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Source: Modified from USGS 2021
Figure 7-1: Lake Elevation Data for the Great Salt Lake

The depth profile, or bathymetry, of the Great Salt Lake has also been studied in detail, with bathymetric studies completed in 2000, 2005 and 2006 (USGS 2000, 2005, 2006). Figure 7-2 shows the 2005 bathymetric data for the south arm of the lake and Figure 7-3 shows the 2006 bathymetric data for the north arm. Notably, the more recent 2005/2006 data only surveyed the lake to an elevation of 4,200 feet. While there are periods where the lake is above this level, the 2000 lake survey includes survey data to 4,216 feet that can be utilized for these higher lake levels. Given the use of both data sets in the analysis, Compass Minerals took the average of the older 2000 data and the more recent 2005/2006 data for elevations where both data points were available. For levels above 4,200 feet, Compass Minerals solely relied upon the 2000 data. Notably, within the range of lake levels evaluated, the average of the data set was within 1-2% of the 2005 / 2006 data with a maximum of 5% differential. Therefore, in the QP’s opinion, the use of the average is a reasonable approach.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Source: USGS, 2005
Figure 7-2: Bathymetric Map of the South Arm of the Great Salt Lake

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Source: USGS, 2006
Figure 7-3: Bathymetric Map of the North Arm of the Great Salt Lake

Based on the water elevation of the lake, the overall volume of each arm of the lake can be calculated with analysis of the bathymetry data. The USGS analyses present this data on 0.5 ft increments (Figure 7-4). Daily lake elevation data is generally collected in 0.1 foot increments and therefore, for volume calculations, lake volume data between the 0.5 foot elevation data increments is interpolated linearly.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Lake Volume (acre-feet)
4160.0
4170.0
4180.0
4190.0
4200.0
4210.0
4220.0
Lake Surface Elevation (ft)
South Arm
North Arm

Source: Modified from USGS, 2000, 2005, 2006
Figure 7-4: Relationship between Lake Water Elevation and Total Volume of the Lake

Brine sample locations are summarized in UTM format using a NAD83 grid in Table 7-1 and illustrated in Figure 7-5. Sampling is completed using the following procedures:
•Travel by boat to the defined coordinates using the boats navigational systems
•Sampling is completed by using a graduated hose with a weighted metal screen
•Sample intervals of 5 ft across the full depth profile of the lake. This is important given that ion concentration over the water column can vary significantly (generally increasing at depth, especially in the south arm)
•Prior to each sample being taken the hose is flushed with water from the desired depth to clear brine from the previous sample and reduce potential contamination
•Samples are collected in pre-labelled 250 mL bottles, and dispatched to the laboratory.

Sample Location ID	Lake Arm	Longitude	Latitude	UTM Easting	UTM Northing
LVG-4	North	112.7616	41.3240	352571	4576225
RD-2	North	112.7483	41.4415	353947	4589248
AS-2	South	112.3249	40.8165	388265	4519236
AC-3	South	-112.4466	40.9999	378337	4539758
FB-2	South	112.4608	41.1349	377394	4554765
Source: UGS, 2012
Table 7-1: UGS Sampling locations

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Data to support the resource estimate was sourced from historical literature and data related to the Great Salt Lake. The QP did not conduct an independent review of exploration methods or sampling and analytical analysis. However, given that almost all data is sourced from the USGS and UGS, the QP is comfortable that sampling and analysis is reliable and appropriate, especially given the wide range of data over many years that reflects consistency from data set to data set.
In general, data relied upon includes the following:
•Brine samples collected from a number of sampling points throughout the north and south arms of the lake;
•Notably brine samples have largely been collected at a regular interval (i.e. five feet) across the entire depth profile of the lake. This allows for a reasonable estimate of the concentration of the full depth of lake water versus single point samples. This is critical given that ion concentration over the water column can vary significantly (generally increasing at depth, especially in the south arm).
•Lake elevation measurements collected at two primary locations (Saline - north arm and Saltair - south arm),
•Bathymetry collected by sonar survey,
•Flow rates (pumping and inflow to the Operation’s evaporation ponds), and
•Evaporation rates developed over the timeline of the data available.
Recent Potassium and other Ion Concentration Data in Great Salt Lake Brine
During 2020 and the first half of 2021, Compass Minerals has conducted independent sampling within the GSL from the three of the five sampling locations used by the UGS. Sampling has been completed from LGV-4 and RD-2 in the north arm, and from FB-2 in the south arm (Figure 7-5). The AS-2 location has not been sampled as it lies further south within the lake.
Sampling procedures have been designed where possible to mimic the methodology used by UGS in the historical database.
Sampling is completed using the following procedures
•Travel by boat to the defined coordinates using the boats navigational systems
•Sampling is completed by using a graduated high density polyethylene (HDPE) hose with a weighted metal screen
•Sample intervals of 5 ft have been used
•Prior to each sample being taken the hose is flushed with water from the desired depth to clear brine from the previous sample and reduce potential contamination
•Samples are collected in pre-labelled 250 mL bottles, and dispatched to the laboratory.
Compass Minerals has taken a total of 70 samples during this period plus additional sampling for quality control including field duplicates and field blanks, from the three locations. Compass Minerals has split each of the sampling locations into four portions which are defined as the deep, intermediate, shallow and surface samples. A summary of the results over the time period is presented in Table 7-2.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Row Labels	Count	Average of Boron (mg/L)	Average of Calcium (mg/L)	Average of Potassium (mg/L)	Average of Lithium (mg/L)	Average of Magnesium (mg/L)
FB-2 Deep	6	34.9	314	4,642	37.8	7,293
FB-2 Deep Intermediate	6	28.0	306	3,908	30.7	6,102
FB-2 Deep Shallow	6	24.5	282	3,162	25.9	5,002
FB-2 Shallow	5	23.8	280	3,380	27.2	5,274
FB-2 Shallow Intermediate	6	25.0	275	3,442	27.6	5,347
LVG-4 Deep	6	45.9	398	7,870	58.6	11,877
LVG-4 Intermediate	6	46.2	355	7,475	56.8	11,448
LVG-4 Shallow	6	45.8	348	7,545	57.0	11,550
LVG-4 Surface	4	42.8	342	7,058	52.6	10,595
RD-2 Deep	6	47.7	349	7,305	55.2	11,073
RD-2 Intermediate	6	46.6	371	7,463	56.8	11,332
RD-2 Shallow	6	48.5	401	7,665	57.4	11,545
RD-2 Surface	1	48.4	266	7,380	51.6	9,920
Sub Total	70	38.5	335	5,934	45.4	9,058
Source: Compass Minerals, 2021
Table 7-2: Summary of Compass Minerals Sampling Split by Location and Depth Classification

It is the QP’s opinion the sampling methods involved are appropriate and representative of the GSL and by using a similar process to the UGS allows for the databases to be combined within the current estimates. The QP believes that the samples labelled as shallow, intermediate and deep in the north arm of the GSL are the most indicative of lake concentration since surface samples are susceptible to recent precipitation events and the stratification of fresher water.
7.2Exploration Drilling
Salt accumulates in certain ponds in the Company’s evaporation ponds that are not mechanically harvested or managed through mineral return activities. The accumulated salt contains interstitial brine which contains lithium, potassium and magnesium mass load. The lithium content was estimated by the QP in July 2021 and described in a Technical Report Summary released by the Company on July 13, 2021. The Company has not endeavored to estimate other resources, including potassium, in the interstitial brine until it completes engineering relative to the possible extraction of lithium from the interstitial brine resource.
7.3Procedures – Drilling Exploration
No drilling was conducted.
7.4Characterization of Hydrology
The Utah Department of Natural Resource’s Great Salt Lake Comprehensive Management Plan was finalized in 2011, and presented a through summary of the hydrology of the Great Salt Lake. Much of the following narrative was derived from this source.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

GSL is a remnant of Pleistocene Lake Bonneville and occupies the lowest point in a 34,000-square mile drainage basin. Climate, basin configuration, and the result of erosion and deposition determine lake depth, size, and salinity. At the water elevation of 4,200 feet above sea level, GSL has a surface area of 1,608 square miles, making it the fourth largest terminal lake in the world. The average depth of the lake is approximately 14 feet when it is at an elevation of 4,200 feet. Because of the broad, shallow nature of GSL, a small change in lake level results in a large change in lake area. Bear River Bay is the freshest part of the lake due to inflow from the Bear River and the relatively small outlet to the main body of the lake. Bear River Bay is bounded by the Promontory Mountains to the west and the Northern Railroad Causeway to the south. The north arm of GSL, also known as Gunnison Bay, is naturally more saline than the rest of the lake because it receives the least amount of freshwater inflow. Since the 1960s, Gunnison Bay has become hypersaline due to restricted flow between the north and south arms due to the Northern Railroad Causeway. The south arm of GSL, including Gilbert Bay and Ogden Bay, is the largest area of the lake and receives inflow from the Weber River. Farmington Bay, in the southeast of GSL, receives inflow from the Jordan River and is also fresher than the south arm. Although salinity gradients exist naturally in GSL, they have been accentuated by the fragmentation of the lake through causeway and diking.
The GSL Basin is one of many closed basins in the Great Basin and encompasses most of northern Utah, parts of southern Idaho, western Wyoming, and eastern Nevada. GSL receives approximately 3.5 million acre-feet of fresh water each year, primarily from the Bear River, direct precipitation, the Weber River, and the Jordan River (Table 2.3). Groundwater flows are a minor hydrologic contributor to the lake and occur in the form of subsurface flow. These freshwater additions are incorporated into the tributary values in Table 7-3 and account for only 3.6% of total inflow (DWRe 2001). The western portion of the basin includes the West Desert, which does not produce any notable surface-water flows but does contribute a small amount of groundwater to GSL. The three major rivers to GSL carry water and constituents from complex watersheds that include diverse land cover types, geomorphic structures, and land uses as well as a wide range in elevation, slope, and physical and ecological characteristics (GSL Comprehensive Management Plan, 2011).

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 7-3: Inflows to the GSL
7.4.1Natural Fluctuations of Lake Level
Lake fluctuations are natural, expected, and an integral component to the GSL system. The watershed of GSL responds to climatic variability, including precipitation, streamflow, temperature, and other hydrologic processes. Lake hydrology, watershed processes, and regional and global climatic processes affect lake level. As the lake level goes down, the volume of the lake also goes down and salinity increases.
The physical configuration of the lake and its high salinity create a buffering effect on the rate of evaporation of the lake. In general terms, as the lake rises, it increases significantly in surface area and declines in salinity. These factors contribute to an increase in annual lake water evaporation and tend to slow the rise of lake level. Conversely, when the lake level drops, the surface area diminishes and the salinity increases, reducing the total annual evaporation. The lake, therefore, has a natural mechanism to inhibit drying up and has a tendency to slow its own rate of rise.
GSL has historically (defined as the period from 1847 to the present) experienced wide cyclic fluctuations of its surface elevation (Figure 2.4). Since 1851, the total annual inflow (surface, groundwater, and precipitation directly on the lake surface) to the lake has ranged from approximately 1.1 to 9.0 million acre-feet. This wide range of inflow and changes in evaporation have caused the surface elevation to fluctuate within a 20-foot range. Historically, the surface elevation of the lake reached a high of 4,212 feet in the early 1870s and a low of 4,191 feet in 1963 (Figure 2.4). The lake reached 4,212 feet again in 1986 and 1987.
Because GSL is a terminal lake, the surface level of the lake changes continuously. Short-term changes occur in an annual cycle of dry, hot summers and wet, cool winters. The annual high lake level, which normally occurs between May and July, is caused by spring and summer runoff. The

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

annual low lake level occurs in October or November at the end of the hot summer evaporation season.
The average, annual (pre-1983) fluctuation of the south arm, between high and low, was approximately 1.48 feet; the north arm fluctuation averaged 0.99 feet. The difference between the magnitude of the south and north arm fluctuations is due mainly to the flow-restrictive influence of the Union Pacific Railroad Causeway and the lack of tributary inflow to the north arm. (GSL Comprehensive Management Plan, 2011).
7.5Exploration – Geotechnical Data
Geotechnical data is not applicable to a brine resource.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

7.6Exploration Plan Map
Source: UGS, 2016, modified to show Compass Minerals Sampling Locations
Figure 7-5: UGS Brine Sample Locations in the Great Salt Lake
7.7Description of Relevant Exploration Data
Data collected to characterize the potassium mass load in GSL brine has been summarized and described in Section 7 of this document.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

8Sample Preparation, Analyses and Security
In the QP’s opinion, the sample preparation, sample security, and analytical procedures utilized by Compass Minerals all follow industry standards with no noted issues that would suggest inadequacy in any areas. Because review of sampling conducted by the UGS yielded generally consistent results and was supported by the more recent Compass Minerals sampling programs, it is the QP’s opinion, this data also is reliable and reasonable to utilize for the purpose of a mineral resource estimate.
8.1Sample Preparation and Quality Control
Samples were collected in laboratory supplied, hermetically sealed sample containers. Field personnel donned nitrile gloves during collection and handling of samples. Sample containers were labelled with location, date, time, requested analysis, and sample collector.
Once collected, samples were placed in a cooler with ice to maintain temperature at 4-degrees Celsius. Samples were also wrapped in bubble wrap to protect samples during overnight shipment to the laboratory. Samples were logged on laboratory supplied chain of custody, signed by the sample collector.
8.2Sample Analyses
Several laboratories have been used over the time period to conduct the water sampling analysis for the GSL. All sampling has been conducted at commercial laboratories which are independent of Compass Minerals. Sampling has been completed over time for the following major ions:
•Sodium – NA+ (g/L)
•Magnesium – Mg+ (g/L)
•Potassium – K+ (g/L)
•Calcium – Ca+2 (g/L)
•Chloride – Cl- (g/L)
•Sulfate – SO4-2 (g/L)
With occasional sampling at various periods for Lithium (ppm) and Boron (ppm).
A list of the historical laboratories and procedures used is shown in taken from (Strum 1986) is shown Table 8-1. The QP notes from review of the historical reports that it was concluded that the UGMS information was of a lower quality. The QP has not used this information during the current estimate and therefore it not considered material.
Table 8-1: Summary of laboratories used by UGS during historical sampling programs

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

The Compass Minerals sampling analysis has been completed using an independent commercial laboratory: Brooks Applied Laboratory of Bothell, Washington for Boron, Calcium, Potassium, Lithium, Magnesium and Sodium.
8.2.1Sample Quality Control and Assurance
Laboratory quality control at Brooks Applied Labs followed industry standard practices. No issues were noted in the review of laboratory analysis results, or Quality Assurance/Quality Control (“QA/QC”) data in support of the completed analyses at either laboratory.
During the 2020 and 2021 GSL Sampling programs, Compass Minerals has included independent QA/QC samples for analysis which were in the form of field duplicates and blanks, and submitted as part of the routine sample stream. A total of 6 blanks and 12 duplicates have been submitted during this period with results of the submission discussed below.
8.2.2Blanks
A total of 6 samples, which represents 6.8% of the submissions, has been included in the result for the Brooks Applied laboratory analysis are shown in Table 8-2. The results show one of the 6 samples has reported elevated results but in the opinion of the QP these values are within acceptable limits and do not suggest any contamination issues at the laboratory.
Table 8-2: Blank submissions to Brooks Applied Labs for Compass Minerals GSL submissions

	Date	Sample / Depth	Brooks Applied Labs (mg/L)
			Boron	Calcium	Potassium	Lithium	Magnesium	Sodium
Field Blanks	4/2/2021	FieldBlank1	0.009	0.212	0.576	0.005	0.990	10.3
	4/2/2021	FieldBlank2	0.006	0.176	0.551	0.005	0.893	10.1
	4/2/2021	FieldBlank3	0.012	0.211	0.600	0.006	1.070	10.8
	4/18/2021	FieldBlank3	0.021	0.296	2.710	0.021	4.510	32.5
	5/9/2021	FieldBlank5	0.010	0.240	1.050	0.009	1.710	13.5
	5/9/2021	FieldBlank6	0.007	0.177	0.553	0.005	0.908	7.1

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Source: Compass Minerals Sampling Data
Figure 8-1: Blank submissions to Brooks Applied Labs for Compass Minerals GSL submissions
8.2.3Field Duplicates
A total of 12 field duplicates have been taken during the period which accounts for 13.6% of the total submissions. The results indicate a strong correlation between the original and field duplicates with the R2 values typically greater than 0.9, which is deemed acceptable. The Calcium results display the poorest correlation (R2=0.67) which is impacted by one high grade outlier. A comparison of the mean grades for the original and duplicates show the means are within ± 2% with the exception of the Calcium which reported a difference of 5.4% (duplicate higher). Overall, it is the QP’s opinion that the duplicate results indicate an acceptable level of precision at the laboratory.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

				Original						Duplicate
	Date	Sample / Depth	GSL Elevation	Boron	Calcium	Potassium	Lithium	Magnesium	Sodium	Boron	Calcium	Potassium	Lithium	Magnesium	Sodium
RD-2 Deep	5/9/2021	RD-2 14'	4,192.1	46.3	316	7,150	54.6	10,700	94,100	44.6	324	6,950	53.3	10,500	91,000
RD-2 Intermediate	4/18/2021	RD-2 9'	4,192.2	55.1	395	8,540	65.3	13,200	117,000	54.2	401	7,810	67.3	12,200	102,000
LVG-4 Deep	5/9/2021	LVG-4 15'	4,192.1	46.3	334	7,190	55.5	10,900	93,300	45.2	321	7,040	54.3	10,700	91,000
LVG-4 Intermediate	4/2/2021	LVG-4 10'	4,192.2	56.4	461	8,960	67.3	13,900	115,000	58.7	626	9,160	71.4	14,400	118,000
LVG-4 Intermediate	4/18/2021	LVG-4 10'	4,192.2	55.5	429	8,430	69.6	13,000	107,000	53.0	371	8,100	62.2	12,700	105,000
FB-2 Deep	5/9/2021	FB-2 22'	4,192.6	28.8	294	4,310	34.8	6,780	57,700	31.3	306	4,800	37.9	7,510	63,500

				48.1	371.5	7,430.0	57.9	11,413.3	97,350.0	47.8	391.5	7,310.0	57.7	11,335.0	95,083.3
										-0.5%	5.4%	-1.6%	-0.2%	-0.7%	-2.3%
Source: Compass Minerals Sampling Data
Table 8-3: Duplicate submissions to Brooks Applied Labs for Compass Minerals GSL submissions

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Source: Compass Minerals Sampling Data
Figure 8-2: Duplicate Submissions to Brooks Applied Labs for Compass Minerals GSL Submissions

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

8.3    Adequacy of Sample Preparation
Samples were submitted to Brooks Applied Labs (BAL) in Bothell, Washington. BAL is accredited by the National Environmental Laboratory Accreditation Program (NELAP) through the State of Florida Department of Health, Bureau of Laboratories (E87982) and is certified to perform many environmental analyses. BAL is also certified by many other states to perform environmental analyses. In the opinion of the QP, BAL is an accredited lab and analyzed samples in accordance with EPA methods of inorganic metals. After review of QA / QC protocol and all analytical data reports, the QP believes sample preparation and analysis were adequate for the design of sampling executed.
Samples were collected by the QP in laboratory supplied containers, and samples were in the custody of the QP at all times, placed in a cooler and sent to BAL under chain of custody. The QP reviewed analytical results including complete chain of custody forms signed by BAL and believes the integrity and security of samples was maintained from collection through analysis.
8.4    Analytical Procedures
Samples were logged-in for the analyses of total recoverable boron (B), calcium (Ca), potassium (K), lithium (Li), magnesium (Mg), sodium (Na), and density according to the chain-of-custody form. Samples were also logged in for anions (sulfate and chloride), and alkalinity.
All samples were received and stored according to BAL SOPs and EPA methodology.
Total Metals Quantitation by ICP-QQQ-MS
The samples were preserved with 1% nitric acid (HNO3) and 1% hydrochloric acid (HCl). All samples were digested in their original containers and placed in an oven and heated overnight. Trace metals were analyzed using inductively coupled plasma triple quadrupole mass spectrometry (ICP-QQQ-MS). The ICP-QQQ-MS uses advanced interference removal techniques to ensure accuracy of the sample results.
In instances where the native sample result and/or the associated duplicate (DUP) result were below the MDL the RPD was not calculated (N/C).
In instances where a matrix spike/matrix spike duplicate (MS/MSD) set was spiked at a level less than the native sample, the recoveries are not considered valid indicators of data quality. However, these results are reported as a demonstration of precision. When the spiking levels were ≤ 25% of the native sample concentrations, the recoveries were not reported (NR). No sample results were qualified on the basis of the MS or MSD recoveries.
The results were not method blank corrected as described in the calculations section of the relevant BAL SOP(s) and were evaluated using reporting limits adjusted to account for sample aliquot size. Please refer to the Sample Results page for sample-specific MDLs, MRLs, and other details.
All data was reported without qualification, aside from concentration qualifiers, and all associated quality control sample results met the acceptance criteria.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

9Data Verification
9.1Data Verification Procedures
There are no limitations on the review, analysis, and verification of the data supporting mineral resource and reserve estimates within this TRS.
9.2Data Verification Procedures GSL
The qualified person has reviewed historical databases and documentation produced by the UGS on the sampling process and procedures within the GSL. Validation steps for the GSL database included comparison of sample pairs between sampling points on the same date (discussed in Section 7), to ensure major fluctuations were not noted within the UGS database, which reported strong correlations between all paired data.
Validation of the resource estimate begins with the long history of sample data (approximately 50 years) and the consistency of data over that period. There is some volatility in the data, especially in the early years, but peak volatility is still typically in the +/-10% range at any point in time.
Further, when comparing results and trends from individual sample sites in both the north and south arms, both the results and trends are very consistent between the sites at any point in time. To quantify the differential between the sites, trend lines can be viewed which, as previously discussed, are generally very similar when comparing like date ranges. Another test on the consistency of data between sample stations is to evaluate the samples on dates that stations were sampled on the same date and results can be directly compared.
There are 55 dates over the entire period of sampling where the three south arm stations were sampled on the same date. When comparing this data, on average, results from AS2 and AC3 varied by 2.4% for potassium (2.3% for sodium and 1.3% for magnesium). The differential between the two sample stations was greater in the early data and the more recent data (post-1973) shows peak difference between the two of around 15% for any of the constituents with most data points showing less than 5% differential.
AS2 versus FB2 showed similar results to AC3 / AS2. The average differential between these two sites is 2.5%, 3.6% and 4.4% for potassium, magnesium and sodium, respectively. Note that given the similarities already established between AS2/AC3, FB2 was not evaluated against AC3 as it is expected to would show similar results.
North arm sampling results show even better consistency. There are 77 sample dates on which both LVG4 and RD2 were sampled at the same time. Over this time period, the average differential between these two sample stations was 1.4% for potassium and 1.3% and 1.6% for magnesium and sodium, respectively. Sample dates between 1986 and 1989 (flood years) had poor consistency with double digit differential in these two sites, however, post-1989, the average differential between the two sites is 0% for all three ions and only a small number exceed even 3% differential on any single date during this time period.
Based on these comparisons, the QP believes that the data consistency and comparability between sample stations is reliable.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

The QP also checked the resource model against mass flow data from the Ogden Plant. Summary data for the volume and potassium concentration of water pumped from the lake into the West Ponds was provided to the QP. This data provides an excellent representation of the average potassium concentration of the lake at the point of inflow to the West Ponds from the north arm of the lake. From conversations with site personnel, the QP understands that the pumping of lake brine into the West Ponds occurs between March and October of every year.
To check the resource model (for the north arm) against the most recent five years of pumping data, the QP took the average of the daily water levels in the north arm between March and October for every year. It then referenced the appropriate volume based on the USGS bathymetry data to get the average volume of brine in the north arm of the lake for each of the annual March to October periods. Then, utilizing the trend line for the LVG4 north arm sampling station (for potassium), the QP estimated the total potassium mass load contained in the north arm of the lake at October 31 for each of the past five years. The QP then calculated an effective potassium concentration for the north arm of the lake for each year’s pumping period based on the total mass load of potassium and the estimated brine volume based on water level data. The QP compared the modeled north arm concentration against the West Pond concentration data from the Operation.
The result of this check is that the resource model under-predicted the brine concentration by an average of 5%. The variance in the data is low with the estimates ranging from +4% to -13%, relative to actual concentrations recorded in the pumping data. Although there is a small variance in the resource model relative to the Operation’s pumping data, the QP believes that it is within the margin of error and that the resource model is robust, based on this comparison. This is due to the uncertainty around the source of the bias (e.g. is the resource estimate off or is the pond feed water slightly higher concentration than the north arm in general or other factors discussed above). Notably the variance from the estimated concentration does not show any trend in the bias which suggests the trend line for the data has a reasonable slope.
Compass Minerals conducted an independent sampling program from using four of the same sampling locations. The Compass Minerals sampling procedures follow a similar process to the UGS and are considered comparable. One limitation on providing a direct comparison of results is due to a time component related to fluctuations in the water levels, the average values of the sampling are consistent with the results reported from the UGS. The latest Compass Minerals sampling has been supported by a QA/QC program which reported satisfactory results for both the field duplicates and field blanks.
It is the QP’s opinion that the results from the UGS and Compass Minerals database are valid to be used within the current mineral resource estimate for the GSL.
9.3Conducting Verifications
Verification of resource and reserve information has been limited in the past to third-party consulting and internal review by Compass Minerals corporate engineering. This is consistent with past industry practice.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

9.4Opinion of Adequacy
For the purposes of this technical report summary, the current set of analytical procedures in place for production of resource and reserve estimations is considered reasonable for the geologic, mineralogic and environmental setting in which GSL brine resource exists and are in alignment with conventional industry practice for the extraction of minerals from brines on this production level.
It is the opinion of the QP that the geologic, chemical, and hydrogeologic data presented in this TRS are of appropriate quality and meet industry standards for data adequacy for mineral resource estimation.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

10Mineral Processing and Metallurgical Testing
10.1Nature and Extent
Ogden’s central laboratory is staffed and equipped with the key instruments needed to provide analytical support to the four operational groups. Samples delivered to the Lab are either liquid (brine), or solids (with moisture content varying from 0% (products samples) to about 50% (in-process plant samples)). Solid samples are further dissolved and resulting solution is filtered prior to analyzing the elements of interest (Potassium (K), Sodium (Na), Magnesium (Mg), Chloride (Cl), and Sulfate (SO4). Product samples are tested for purity and PSD (particle size distribution).
10.2Degree of Representation
Product shipping samples are collected and delivered to the lab daily. Sampling frequencies for plant control samples can range from hourly to four-hourly. All samples are collected manually. Best sampling practices have been established for each work area to ensure representative samples are collected and analyzed for effective decision making.
10.3Analytical and Testing Laboratories
Most of the site’s analytical needs are met by the central lab. Special samples are occasionally sent out to external labs for heavy metal analysis and XRD (x-ray diffraction) analysis (to determine mineral phases). The site has plans of acquiring an XRD analyzer in the next 1 to 2 years. In the absence of direct mineral identification, mineral phases are calculated using the results of the 5 ion elemental analysis.

Instrument	Analysis
ICP(Inductively Coupled Plasma)	K, Na, Cl, SO4, Mg
Flame Photometer	K, Na, Li, Ca
Camsizer	PSD
XRF((X-ray fluorescence)	K, Na, Cl, SO4, Mg
Table 10-1: Summary of Analytical Instruments Utilized
The following external laboratories are set up us partners for special analysis as needed: Analytical Laboratories Inc., FL Smidth, USU (Utah State University), Huffman Hazen Laboratories, and Midwest Laboratories. Analytical Laboratories and Midwest Laboratories are ISO 17025-certified third-party labs. Huffman Hazen Laboratories is certified by the USGS for the analysis of low levels of metals in surface and ground water, and is listed among laboratories providing sample certification data on Certificates of Analyses for Standard Reference Materials for NIST and other SRM providers.
10.4Recovery Assumptions
Recovery factors applied to production are based upon experiential and historical calibrations of results. For example, some mined product is lost to market through the production of fines during the mining process.
The key elements of interest are K, Na, Mg, SO4, Cl. Na and Mg are major contaminants for the SOP process. Higher Na and Mg levels affects SOP plant recovery and product quality. SOP plant recovery calculation is based on the ratio of potassium content in the plant feed to the potassium

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

content in the finished product. Water insoluble content in the harvested salts and products are monitored closely to ensure the highest product purity.
Product quality continues to be an integral part of Ogden SOP operations. Critical controls established for each unit operation, from the solar evaporation ponds through the processing plant to the Loadout facility, ensure the highest quality products are delivered to Compass Minerals’ customers. Overall SOP quality complaints were down by 54% for the period spanning January 1, 2021 through August 31, 2021 compared to the similar period in the prior year. Dust specific complaints however, were down by 45% compared to the same period in the prior year. The reduction in dust complaints was partly due to improved product abrasion resistance and reduced throughput through the compaction plant. A summary of 2021 SOP quality statistics for Standard and Compacted products is provided in Tables 10-2 and 10-3.

Standard Products
Parameter	2021 Average	Specification
Potassium Oxide(K2O)	51.90%	≥50%
Chloride(Cl)	0.20%	≤0.8%
Sulphur(S)	17.4%	≥17%
Water Insolubles	1.50%	<4%
Table 10-2: Quality Performance: Standard SOP Products

Compacted Products
Parameter	2021 Average	Specification
Potassium Oxide(K2O)	50.90%	≥50%
Chloride(Cl)	0.30%	≤0.8%
Sulphur(S)	17.1%	≥17%
Abrasion Resistance(Ag Granular)	3.5%	≤6%
Abrasion Resistance(Mid Granular)	3.6%	≤6%
Table 10-3: Quality Performance: Compacted SOP Products

10.5Adequacy of Data
Laboratory data collected at the GSL facility is adequate for the continued production of salt and in alignment with typical conventional industry practice for the industry. The fines are considered waste and represent approximate 9.8% of the mined volume, but are returned back to the process via plant end liquor that flows back to the ponds for recirculation back into pond-process flows. This is based upon empirical experience.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

11Mineral Resource Estimate
11.1Introduction
The mineral resource estimation process was a collaborative effort between the QP and Compass Minerals staff. The QP sourced a suite of historical documents from public record, including brine chemistry and lake hydrological reports from the 1960s through current. In addition, Compass Minerals provided the QP with recent mineral reserve reports (2003, 2007, 2011 and 2016). Compass Minerals also provided historical pumping and chemistry data for the East and West Ponds. The effective date of the Mineral Resource Statement is September 30, 2021.
This section describes the resource estimation methodology and summarizes the key assumptions considered by the QP. In the opinion of the QP, the resource evaluation reported herein is a reasonable representation of potassium mass load in the brine win the north and south arm of the GSL. Once the mass load is estimated, the result is used to determine the mass of SOP.
The QP has considered economic factors likely to influence the prospect of economic extraction, including site assets and infrastructure including solar evaporation ponds, water (brine) rights, processing facilities, permitting and entitlements, and the natural, dynamic characteristics of the GSL system in terms of lake elevation and its effects on suspended mass load in its brine.
The potassium and SOP resource in the GSL is unique compared to other solid ore bodies in that the potassium mass load is suspended in solution in an open-water body. The combination of Compass Minerals’ water rights, lakebed leases, and permitting and entitlements on the GSL give it access to the ambient brine of the GSL, and therefore the potassium mass therein. Compass Minerals’ position on the north arm of the GSL places its pumping facilities at the lowest hydraulic point in the GSL as freshwater flows into the GSL from the south arm from the uplands, and brine naturally flows to the north arm, where there is no natural outlet, except for seasonal evaporation. Thus, all the brine in the GSL eventually flows to the north arm, unimpeded, where the potassium is held suspended in solution. While the scale of the evaporation ponds and pumping capacity, the pond concentration process, limits the volume of brine that can be pumped annually as dictated by water rights and throughput of the plant places limits on annual evaporation and production capacity, there is no limitation or bounds placed on Compass Minerals’ right to the potassium mineral resource in the GSL when the QP considers the mineral resource from a life of mine standpoint, and the fact that Compass Minerals is the only extractor selectively extracting potassium from the GSL. Unlike other solid resources, there are no physical boundaries or impediments to the entire potassium mass load of the GSL, only limitations on annual throughput governed by scope of annual consumption of brine, and pond and plant throughput capacities.
Considering that Compass Minerals has been extracting brine from the GSL for over 50 years and has experience interrogating the resource, the QP estimates the entire potassium mass load of the GSL as a mineral resource, from which the volume of SOP can then be estimated. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve upon application of modifying factors.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

11.1.1Database
Brine chemistry data for the resource estimate was sourced from the Utah Geological Survey. It was downloaded from the website http://geology.utah.gov/resources/data-databases/#tab-id-3. The database was updated most recently in September 2020. The database contains sample data from 59 locations. Of these 59 sample locations, there are five with recent sample data that include chemical analysis for sodium, magnesium and potassium, the critical ions of interest. These five locations are AS2, AC3 and FB2 in the south arm of the lake and LVG4 and FD2 in the north arm (Figure 7-5).
Brine chemistry data includes water elevation readings for the date of sampling. The QP cross-checked these numbers against USGS published water elevations on the same dates and found they were the same. It therefore used the water elevations included with the brine chemistry data base as daily water elevations are not available for the full range of dates from the USGS. The brine chemistry and water level data from the UGS was combined with bathymetry data generated by the USGS in 2000 (Loving, 2000). This data is provided by USGS in 0.5-foot increments in table format (combined arms displayed in Figure 7-4). A tabular version of the data for the individual arms was utilized for lake volume estimates at each sample date. Note that updated bathymetric data is available (USGS 2005 and USGS 2006). The 2005 representation for south arm is shown on Figure 7-2 and 2006 representation for the north arm is shown on Figure 7-3. However, this updated data is not available for lake elevations above 4,200 feet (the lake level was below this elevation at the time of the updated surveys). Given the importance of having a full data set, the QP utilized the older 2000 data. The QP compared the 2000 and 2005/2006 data and believes that the difference is not material enough to consider the 2000 data unreliable.
11.1.2Key Assumptions and Parameters
11.1.3Methodology
From review of literature related to the Great Salt Lake, most references to the salt (and ionic load in the Great Salt Lake) are based on data collected for the 1976 water year. This was due to lake levels reaching a high enough point in 1976 that precipitated halite was assumed to have been fully redissolved at this time. The excerpt below provides an example of the UGS’ evaluation of the lake mineral content (UGS, 1980):
“Prior to the completion of the SPRR causeway, in 1959, the lake reached saturation with respect to sodium chloride when its elevation fell to, or below, 4196 feet (Whelan. 1973). Near this elevation, the weight percent dissolved solids in the lake remained fairly constant. Near 28%. Data from 1966 to 1970 show a decrease in the dissolved solids load present in the Great Salt Lake as a result of the precipitation of halite. Even though the annual high lake levels were above 4196 feet for several of these years, the rate of dissolution of the halite was not sufficient to redissolve the halite precipitated during those annual low lake levels. Lake volume is directly related to lake elevation and is the single greatest influence on the brine concentrations of the lake. Brine concentrations can be directly related to volume changes until that point where the brine becomes saturated with sodium chloride. Beyond that point, concentration is not always directly related to volume changes, because of the physical limitations of halite dissolution rates as compared to halite precipitation rates from the brine.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

From 1971 to 1976 the total tons of dissolved solids increased. Salt that had been precipitated on the lake bottom in prior years slowly redissolved as the lake level rose above 4196 feet. The rate of rise in lake elevation and the degree of mixing determined the short term or yearly concentrations of the lake brines. It is believed that all of the sodium chloride capable of being dissolved from the bottom of the north arm was in solution during June 1976, a recent high lake level. The salt from the bottom of the south arm was dissolved sometime prior to this date because of the lower brine concentration in that arm. Table 8 shows the tons of dissolved ions in the Great Salt Lake and their distribution during June 1976 when the total dissolved load was 4.66 billion tons. From 1977 to 1979 the lake level lowered and the total dissolved load decreased (see table 7), as the result of sodium chloride being precipitated in the north arm of the lake.”
There has been significant changes to the lake system, directly impacting mass load of dissolved ions, since 1976 and the reliability of an estimate based on data from a single point in time is questionable. There has also been an uncertain amount of recharge due to lake inflows. Finally, a significant amount of brine was pumped from the Great Salt Lake to the West Desert in 1987 to 1989 to attempt to control flooding.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

The West Desert pumping project was implemented to slow the rise of lake levels between 1987 and 1989. During this timeframe, reduced evaporation and increased inflow caused the lake to rise to historically high levels and caused significant flood damage to structures and infrastructure, including US Magnesium and the Ogden Plant’s evaporation ponds. This pumping project had a material negative impact on ion content of the Great Salt Lake with most of the salt content of the lake water pumped to the West Desert lost from the system. The USGS completed a study in 1992 evaluating the amount of ion load lost due to the first year of pumping from this project (USGS, 1992). This study estimated that in this first year of pumping, approximately 7.2% of the contained ion load was pumped out of the lake with approximately 10% of that amount eventually making its way back to the lake. However, there is significant uncertainty as to the amount of loss for the remainder of the project and it is not clear how reliable this USGS estimate is.
Therefore, given that there is a long history of water level and brine chemistry data for the Great Salt Lake, the QP elected to utilize this time series of data to estimate the total dissolved ion load (for sodium, magnesium and potassium) in the lake for each point of sampling data. This is possible as there are water level readings associated with every sample collected and there is a water level / lake brine level relationship table that has been published by USGS (see Figure 6-5, this data is available independently for both the north and south arms of the lake which further improves the data resolution). The total dissolved ion load can therefore be estimated by multiplying the average measured concentrations (across the full depth of the lake) by the lake brine volume on that date, based on the recorded water level.
For the five sample locations, based on the data discussed in Section 7.1, the QP estimated the mass load of each of the potassium produced by the Operation for each sample date. The QP then graphed this data in a time series to evaluate trends in the data and assess volatility in the data. Examples of the full-time series of data are presented in Figure 11-1 and Figure 11-2 for potassium.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Figure 11-1: North Arm Potassium Ion Lake Mass – LVG4

Figure 11-2: South Arm Potassium Ion Lake Mass – FB-2

As can be seen in the figures, over time, the data exhibits different behavior with two distinct populations, effectively representing lake conditions before and after the West Desert pumping project.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

1966 to 1987
The 1966 to 1987 data is all recorded prior to the West Desert pumping activities.
First, both the north and south arms of the lake show a trend with significantly higher mass loads versus the more recent data. This reduced mass load in the recent data, relative to the initial period, is reflective of the West Desert pumping project and the brine / mass load that was removed from the lake system during this time frame. From a semi-quantitative review of the chart data, it appears that from a total combined load of around 100 million tons of potassium in the early data, 30 million tons or 30% of the potassium load was lost during the West Desert Pumping project. This is approximately double the load estimated to be lost by the USGS (USGS, 1992).
A second trend that appears likely in this early data is that the south arm mass load is falling and the north arm is rising. This is likely due to the construction of the railroad causeway (1959) and a transfer of ionic load due to the inflow of fresh water only into the south arm (as discussed in more detail in Section 4.2.1).
Finally, there is significantly more volatility in this early data relative to the more recent data. The reason for this volatility is not apparent, but could be a reflection of less precision in early sampling methods for brine chemistry and lake levels.
Although the first population of data is interesting from a trend perspective and for highlighting the impact of the West Desert pumping project, this data is of less use for the current resource estimate and is therefore not used in the estimate due to the drastic change driven by the pumping project rendering this data meaningless for evaluating current trends.
1989 - Current
The second population is post the West Desert pumping project. This data set starts in 1989 with the most recent samples collected in 2021.
This data set shows less volatility than the early data. However, the trend for mass load in both the north and south arms is negative during this period, although the south arm trend is much more pronounced than the north arm. This is at least partially reflective of the production of salts from the Great Salt Lake by the Operation as well as US Magnesium, Cargill and Morton Salt operations.
For the resource estimate, on the effective date, the QP took this post-1989 data and applied a linear trend line to each data set (five sample locations and potassium ion concentrations for 5 trend lines). The intent of the trend line is to smooth the volatility (while not as severe as in the early data, it is still present) and allow for a resource estimate on a date where sampling did not occur. Further, sample dates are generally not consistent between sample sites so a trend line is also required to allow for averaging of sample data between stations. Figures 11-3 and 11-4 display these trend lines. The trend lines between sample stations follow very similar paths in both the north and south arm.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Figure 11-3: North Arm Potassium Mass Load

Figure 11-4: South Arm Potassium Mass Load

Notably, data availability for AC3 in the south arm and RD2 in the north arm are not available over this full time period. Therefore, the trends for these station points do not follow the trends for the remaining station very closely. However, the AC3 data closely mirrors the AS2/FB2 data and RD2 closely mirrors LVG4. Therefore, instead of skewing the results with a trend over a different time period, the QP did not include the AC3 or RD2 trend lines in its resource model (trend line formulas are not displayed for AC3 or RD2 as they were not utilized).

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

To achieve the final resource estimate for the south arm, the QP utilized a simple average of the AS2 and FB2 sample stations by applying a December 31, 2016 date to the trend line formula for each of the sample stations. The QP then estimated a north arm resource estimate utilizing the LVG4 trend line formula and a date of December 31, 2021. The QP added the north arm estimate to the south arm estimate to calculate the resource for the total lake system.
11.2Mineral Resource Statement
The mineral resources may be affected by further sampling work such as water sampling or sonar testing (for bathymetry). This further test data may result in increases or decreases in subsequent mineral resource estimates. The mineral resources may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other factors. The Mineral Resource Statement for Potassium at the GSL Facility presented in Table 11-1 was prepared by Joseph Havasi. Mineral Resources have been reported in situ and are presented as both inclusive and exclusive of Mineral Reserves.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

	As of September 30, 2021				As of December 31, 2021
Resource Area	Average Potassium Grade (mg/L)(7)	Potassium Resource (tons)(1)(2)(4)(5)	Cut-Off Grade (mg/L)(6)	SOP Resource (tons)(1)(2)(3)(4)(5)	Average Potassium Grade (mg/L)(7)	Potassium Resource (tons)(1)(2)(4)(5)	Cut-Off Grade (mg/L)(6)	SOP Resource (tons)(1)(2)(3)(4)(5)
Measured Resources
Total Measured Resources	—	—	—	—	—	—	—	—
Indicated Resources
Great Salt Lake North Arm	7,320	14,480,978	4,000	32,231,855	7,320	14,521,604	4,000	32,322,279
Great Salt Lake South Arm	3,060	26,057,971	1,660	58,000,000	3,060	26,057,971	1,660	58,000,000
Total Indicated Resources		40,538,949		90,231,855		40,579,575		90,322,279
Measured + Indicated Resources
Great Salt Lake North Arm	7,320	14,480,978	4,000	32,231,855	7,320	14,521,604	4,000	32,322,279
Great Salt Lake South Arm	3,060	26,057,971	1,660	58,000,000	3,060	26,057,971	1,660	58,000,000
Total Measured + Indicated Resources		40,538,949		90,231,855		40,579,575		90,322,279
Inferred Resources
Total Inferred Resources	—	—	—	—	—	—	—	—
Table 11-1: Summary of Potassium and SOP Mineral Resources at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020.
(1)    Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve upon application of modifying factors.
(2)    Mineral resources are reported in situ for the both the north arm and the south arm of the Great Salt Lake.
(3)    Conversion of potassium to SOP uses a factor of 2.2258 tons of SOP per ton of potassium.
(4)    Included process recovery is approximately 7.8% based on historical production results. Mining or metallurgical recovery is not applicable for this operation.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

(5)    Based on pricing data described in Section 18.1 of this TRS. The pricing data is based on a five-year average of historical gross sales data for SOP of $573 per ton. Gross sales prices are projected to increase to approximately and $8,529 per ton for SOP through year 2161 (the current expected end of mine life).
(6)    Based on the economic analysis described in Section 19 of this TRS, the QP estimated a cut-off grade of approximately 4,000 milligrams of potassium per liter of brine extracted from the north arm of the Great Salt Lake, and a cut-off grade of 1,660 milligrams of potassium per liter of brine in the south arm of the Great Salt Lake which ultimately flows into the north arm of the Great Salt Lake. The QP assumes that when the north arm of the Great Salt Lake (where the Ogden facility sources its brine) reaches this concentration level, the Ogden facility will halt production of potassium and SOP.
(7)    Reported potassium concentration for the Great Salt Lake assumes an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.
11.3Estimates of Cut-off Grades
The cut-off grade for the potassium resource in the Great Salt Lake is determined based on the mass load of potassium ion in the Great Salt Lake. Although the mineral resources are presented for north and south arms of the Great Salt Lake, the arms are connected, and Compass Minerals’ intake is positioned in the north arm, which is the lowest point and ultimate terminus for brine in the GSL terminal-lake system. As brine flows into the north arm, there is no additional fresh-water dilution that can occur as there are no freshwater drainages into the north arm and the concentration of ions increase with evaporative water loss. As Compass Minerals’ evaporation ponds are of fixed area, and pumping capacity is scaled to fill the acreage, and ultimate processing plant capacity is designed to process the precipitated potash from the pond concentration process, there is a nominal mass load of potassium entering the evaporation pond system that is required to maintain an economic level of extraction form the GSL resource. The mass potassium load in solution in the GSL is best measured through ion concentration in the north arm brine pool. As mineral extraction continues through the life of mine, mass load will reduce over time, thereby reducing the concentration of potassium ion in solution. The QP estimates that as mass load depletes and the resulting concentration of potassium in solution is 0.4% in ambient north arm brine or lower, the grade of potassium ion in solution will be insufficient to continue production and the remaining potassium in solution will have no economic value, and the prospect for economic extraction of potassium will cease. The corresponding grade for the south arm, which supplies the north arm with all the brine contained therein is 0.1660%.
Based on the average of general selling price for SOP, the QP selected $573/ton for SOP as the commodity price. The general selling price below which the operation is unable to fund its fixed costs at current production is $452/ton.
For conversion of mineral resources to mineral reserves, the QP developed a depletion model for mass load (and resulting north arm brine concentrations) for potassium. This model takes the current resource estimate (effective 09/30/2021) and on an annual basis, removes mass load of potassium to account for annual production from the Operation. While US Magnesium and Morton Salt consume GSL brine, and in doing so extract potassium from the south arm lake brine, potassium salts are not sold at either operation. As US Magnesium concentrates for magnesium chloride brine, potassium salts deposit in the evaporation ponds, and the Morton Salt process deposits the target salt deposit prior to deposition of potassium. In the case of US Magnesium, potassium would eventually return back to the GSL either through pond management method to reclaim free-board airspace in evaporation ponds, or naturally through dissolution of deposited salts via direct precipitation and infiltration back to the GSL either through porous dikes and/or infiltration to groundwater. Thus, in US Magnesium’s case, potassium salts remain in in US Magnesium’s ponds that are located on the GSL lakebed and are eventually returned to the GSL, and are therefore not accounted as net depletions. While Morton Salt’s pond process allows for the return of potassium

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

enriched brine to the GSL before potassium deposits, Morton Salt’s ponds are located outside the bed of the GSL and are therefore considered to be a depletion from the GSL potassium (and SOP) resource notwithstanding the fact that potassium bearing brine is likely returned to the lake.
While the model does not include a factor for replenishment of ions through inflow of fresh surface water and groundwater, Wally Gwynn, formerly the Utah State Geologist for UGS, calculated approximately 27,000 tons of potassium inflows the GSL annually (Gwynn Mining vs Inflow of salts to the GSL email, 2005). As shown in the figures in 11-3 and 11-4, there has been a net depletion trend in the measured mass load for the entire lake system for potassium.
To estimate this net depletion, the QP utilized the resource model to estimate the mass load in 2006 and 2015 and then divided the total depletion over that time by 10 (i.e., the number of years) to get an annual depletion estimate. No samples were collected for over two years from 2015 through 2017 because the north arm was inaccessible due to the temporary closure of the Union Pacific Causeway openings.
Since 2017, the elevation of GSL has declined considerably, breaking the record low elevation for the GSL in August 2021. Because of these conditions, the QP believes, based on salt crust sampling campaigns conducted in the late 1960s and 1970 that documented the presence of sylvite (KCl) when the lake was in a similar elevational regime as current, that sylvite precipitation is likely to be occurring in the time since 2017 as well. Potassium falling out of solution and precipitating onto the lake bed as a salt crust would act to reduce the salt load mass in the north arm pool and transitions the salt mass to a solid, temporarily until precipitation washes and dissolves this sylvite back into solution or when the lake level rises. This temporal condition would act to reduce the calculated salt load, although a depletion from the GSL system has not occurred. Applying data collected in 1970 to current conditions, approximately 3 million tons of potassium could precipitate onto the lakebed floor. Thus, the period between 2006 and 2015 provides a better indication of depletion of potassium from the north arm potassium mass load as precipitation of potassium would not have likely been occurring based on GSL elevations. Based on this methodology, the QP estimates of the annual depletion of potassium, excluding what may fall out of solution temporarily during low lake stages, is 200,000 tons of potassium per annum.
11.4Resource Classification
Mineral resource classification is typically a subjective concept, and industry best practices suggest that resource classification should consider the confidence in the geological continuity of the modelled mineralization, the quality and quantity of exploration data supporting the estimates, and the geostatistical confidence in the estimates. Appropriate classification criteria should aim at integrating these concepts to delineate regular areas at a similar resource classification.
The QP is satisfied that the hydrological/chemical model for the Great Salt Lake honors the current hydrological and chemical information and knowledge. The mineral resource model is informed from brine sampling data spanning approximately 25 years and recent bathymetry data. Continuity of the resource is not a concern as the lake is a visible, continuous body.
The primary criteria considered for classification consists of confidence in chemical results, accuracy of bathymetric data and representativeness of a small number of spot samples for the entire lake volume. The QP considers that the confidence in continuity and volume of the lake is very good

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

based on the visible nature and relative ease of measuring volumes. However, the QP believes that three sample locations in the south arm and two sample locations in the north arm are a relatively small number of data points, even with largely consistent chemical concentrations in the north and south arm from mixing (UGS 2016). As can be seen in the volatility of the data and the discrepancy between the concentration in FB2 versus AS2 and AC3 in the south arm of the lake, while the results are typically similar at any point in time, it is clear that the lake arms are not completely homogenous. Therefore, the entire resource has been classified as indicated.
11.5Uncertainty of Estimates
Volumes, grade and tonnages estimated for the Ogden facility were classified in conformity with generally accepted industry practice and experience and in alignment with established guidelines. While mineral resources are not mineral reserves and have not demonstrated economic viability, the estimates made here do represent the mineral potential of the property to the extent of the best available data and knowledge. The longevity, history and established nature of the Great Salt Lake resource and Compass Minerals’ experience interrogating the resource under high and low lake elevations and potassium mass loads available in solution at pump intake lends confidence to the estimates presented herein. Notwithstanding, as discussed in Section 11.4, the resource estimate is based on a relatively small number of samples, and the timing of the collection of samples (wet season versus evaporation season) can lend to some uncertainty in the estimate leading the QP to classify the resource as indicated as the conditions characterized by each sampling event is a snapshot of a dynamic system. However, the body of potassium and other ion data spanning decades to the late 1960’s locations, in concert with the ability to measure volume of the water body at the time of data collection provides the ability to normalize for seasonal differences in measured mass load over the period and determine with reasonable certainty the potassium mass load in the ambient brine of the GSL.
Extensive use of analytical methods to establish estimates of confidence limits for the resource such as geostatistics or numerical methods are not supported by operational experience, existing variance in the nature of the resource, return on economics nor supported by established industry practice for the recovery of the potassium.
11.6Multiple Commodity Grade Disclosure
The Ogden facility also produces rock salt, primarily for highway use, salt for commercial and industrial (C&I) use, and magnesium chloride for road management and enhanced deicing markets. These are co-products, and while produced by Compass Minerals, are not associated with potash production and financials.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

11.7Relevant Technical and Economic Factors
The QP believes that there is a robust and long-term resource base to support the Great Salt Lake operation. There is room for further improvement in the resource model from increasing the areal extent of samples on the Great Salt Lake to further improving the resolution of bathymetric data and accurately measuring the mass of precipitated halite on the lake bed.
While improvement in this data is likely to further refine the estimated resource base for the Ogden Plant, the level of impact to the operation and its strategic planning purposes is limited. Therefore, the QP recommends continuing to update the resource model as new brine concentration and lake level data becomes available, but otherwise, it believes the model is a reliable basis for reserve estimation.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

12Mineral Reserve Estimates
12.1Introduction
This section describes the reserve estimation methodology and summarizes the key assumptions and controlling parameters utilized by the QP in developing the mineral reserve estimates for potassium and SOP for the Ogden facility.
Resources are converted to reserves based on the following parameters:
•Measured or indicated resource only. Inferred resources are not eligible for conversion to reserves;
•While the all resources estimated in Section 11 were determined to be indicated, the controlling factor is the throughput through Compass Minerals’ existing facility. Key aspects controlling throughput include:
•Water right volume
•Potassium concentration in GSL brine
•Current pond acreage
•Processing Plant capacity
The current available throughput potential of the facility’s pond evaporation and plant process is 325,000 tons. The current extent of evaporation ponds and plant throughput have achieved production of 325,000 tons of SOP, which relates to a depletion of 148,533 tons of potassium from the GSL resource annually. Increase in production of SOP would require additional evaporation pond footprint. Increases in potassium concentration in GSL brine during low lake level stages have no bearing on ultimate throughput as the pond process design is a limiting factor, and enhanced concentration only accelerates the evaporative process, but does not expand it.
The concentration and potassium load in suspension in the GSL pool increases and decreases with lake level. But the only true depletion from the GSL system occurs through anthropogenic removal of potassium salts, and are limited to Compass Minerals’ operations and Morton Salt’s operations. The current maximum annual depletion that can occur based on these depletions is 178,048 tons of potassium per annum. While temporal process losses can occur from infiltration of raw brines into underlying salt masses, Compass Minerals has initiated a process to recover brines that have infiltrated into underlying accumulated salt, known as interstitial brine. Approximately 75% of interstitial brine is recoverable. To that end, the QP has calculated a loss factor of 14,582 tons of potassium into its underlying salt mass that is not immediately recoverable. Based on these factors, the QP calculates that 192,630 tons of potassium are depleted from the GSL system annually. Rounding the depletion to 200,000 tons of potassium per annum from the system, the QP estimates that potassium concentration from ambient north arm GSL brine will reach 0.4%, the cutoff grade in 140 years, or 2161. At the end of Compass Minerals Ogden facility’s mine life in 2161, 28,200,000 million tons of potassium will have been depleted between Compass Minerals and Morton Salt’s operations, and Compass Minerals will have depleted 20,562,500 tons of potassium at the end of Life of Mine. The Mineral Reserve figure for the Ogden facility is therefore 20,562,500 tons of potassium. Resources that meet the above criteria were utilized for estimation of the reserve.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

12.2Mineral Reserve Statement

	As of September 30, 2021				As of December 31, 2020
Reserve Area	Average Grade (mg/L)(7)	Potassium Reserve (tons)(1)(2)(4)(5)	Cut-Off Grade (mg/L)(6)	SOP Reserve (tons)(1)(2)(3)(4)(5)	Average Grade (mg/L)(7)	Potassium Reserve (tons)(1)(2)(4)(5)	Cut-Off Grade (mg/L)(6)	SOP Reserve (tons)(1)(2)(3)(4)(5)
Proven Reserves
Total Proven Resources	—	—	—	—	—	—	—	—
Probable Reserves
Great Salt Lake North Arm	7,320	20,562,500	4,000	45,768,145	7,320	20,671,875	4,000	46,011,592
Great Salt Lake South Arm	—	—	—	—	—	—	—	—
Total Probable Reserves	7,320	20,562,500	4,000	45,768,145	7,320	20,671,875	4,000	46,011,592
Total Reserves
Great Salt Lake North Arm	7,320	20,562,500	4,000	45,768,145	7,320	20,671,875	4,000	46,011,592
Great Salt Lake South Arm	—	—	—	—	—	—	—	—
Total Reserves	7,320	20,562,500	4,000	45,768,145	7,320	20,671,875	4,000	46,011,592

Table 12-1: Ogden Facility -- Summary of Potassium and SOP Mineral Reserves at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020.
(1)    Mineral reserves are as recovered, saleable product.
(2)    Production rates for SOP are 325,000 tons per year. This relates to a depletion of 145,833 tons of potassium per year. Based on the QP’s reserve model, the life of mine is estimated to be 140 years.
(3)    Conversion of potassium to SOP uses a factor of 2.2258 tons of SOP per ton of potassium.
(4)    Included process recovery is approximately 7.8% based on historical production results. Mining or metallurgical recovery is not applicable for this operation.
(5)    Based on pricing data described in Section 18.1 of this TRS. The pricing data is based on a five-year average of historical gross sales data for SOP of $573 per ton. Gross sales prices are projected to increase to approximately $8,529 per ton for SOP through year 2161 (the current expected end of mine life).
(6)    Based on the economic analysis described in Section 19 of this TRS, the QP estimated a cut-off grade of approximately 4,000 milligrams of potassium per liter of brine extracted from the north arm of Great Salt Lake, and a cut-off grade of 1,660 milligrams of potassium per liter of brine in the south arm of the Great Salt Lake which ultimately flows into the north arm of the Great Salt Lake. The QP assumes that when the north arm of the Great Salt Lake (where the Ogden facility sources its brine) reaches this concentration level, the Ogden facility will halt production of potassium and SOP.
(7)    Reported potassium concentration for the Great Salt Lake assumes an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

12.3Estimates of Cutoff Grades
Please see the discussion in Section 11.3 of this TRS.
12.4Reserve Classification
Reserve classification was made based upon the assumptions outlined in the introduction. The following definitions were considered and informed -
Probable Mineral Reserve - The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
Proven Mineral Reserve - The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
Estimation of mineral reserves is highly sensitive to assumptions around the net depletion rate for potassium from the Great Salt Lake system. However, the QP is comfortable that the reserve estimate is reflective of the actual trends that have been demonstrated over the history of the Operation and that the reserve estimate is reliable, based on current lake levels and brine usage.
Nonetheless, there is still uncertainty around factors that the Ogden Plant cannot reasonably control the usage of brine from the Great Salt Lake. Fluctuation in lake level (either increasing or decreasing) can have a materially negative impact on the Operation. Lake levels are driven by climatic factors as well as alternative usage of fresh water flows that currently drain into the lake. Although Compass Minerals cannot operationally control lake levels, it can prepare the Operation for either higher or lower lake levels which it has executed over its 50 year life and should do so into the future based on the long reserve life of the operation. The QP is satisfied that the hydrological/chemical model for the Great Salt Lake reflects the current hydrological and chemical information and knowledge. The mineral resource model is informed by brine sampling data spanning approximately 55 years and recent bathymetry data. Continuity of the resource is not a concern, as the lake is a visible, continuous body. The Company’s experience in extracting potassium and other salts from the Great Salt Lake for over 50 years under dynamic conditions, such as changing lake elevations and ion concentrations, lends confidence regarding the ability to operate under varying conditions, utilizing ion concentrations as a tool to monitor reserve estimates and make operational decisions.
Management is aware of risks associated with potential gaps in assessing the completeness of mineral extraction licenses, entitlements or rights, or changes in laws or regulations that could directly impact the ability to assess mineral resources and reserves or impact production levels. Because of the nature of this dynamic resource described above and herein, remaining reserves have been attributed to the probable classification. This is heavily based upon the use of historical mining experience, and ongoing mass load measurements.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

12.5Risk Factors
The mineral reserve estimate could be affected by a number of factors that are both in control of Compass Minerals and some outside of Compass Minerals’ control. Throughput of brine and its ultimate conversion to saleable SOP could be degraded over time if investment in maintenance of key processing plant facilities or evaporation ponds is not made. External factors such as flooding and the possibility of the State of Utah implementing flood control by pumping flooding brine to the Bonneville desert as it did in the 1980s could have a material effect on the mineral reserve estimate as well if lake levels were to rise above those experienced in the 1980s.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

13Mining Methods
The Ogden Site has been operating for over 50 years in a similar context as it is today. When the Ogden Site was commissioned, the high concentration of potassium and other minerals relative to the potential to extract potassium using solar evaporation made possible by the site’s location in a high desert with high summer season evaporation made the prospect of solar evaporation to concentrate brines attractive and appropriate. Further, the shallow bathymetry around the perimeter of the GSL renders the construction and operation of solar evaporation ponds feasible.
13.1Current Pond Processes
Mining operations at the Ogden facility are not typical when compared to a normal mine in that there is no actual open pit or underground extraction. The mining of the potassium and other salt effectively involves pumping of brine from the Great Salt Lake into evaporation ponds. From that point, the extraction of the salt from the brine is more of a mineral processing exercise, which is discussed in detail in Section 14.
Compass Minerals has approximately 361,000 acre-ft of brine rights that it can extract from the north arm of the Great Salt Lake on an annual basis. Based on recent operational data, the Operation has typically extracted, on average, around 125,000 acre-ft of brine per year. Most of this brine is pumped into the West Ponds with the remainder going into the East Ponds. The process utilizes the concentrated brine pumped from the north arm of the Great Salt Lake, concentrates the compounds through a series of solar evaporation ponds over a three-year timespan. The evaporation season is roughly May to September when the sunlight is more intense and day light hours are longer.
13.1.1West Ponds
The process starts in the west ponds where brine is pumped from the north arm of the GSL through an intake canal that extends approximately six miles in to the lake. The intake canal is approximately 30 feet wide, and 10 feet deep, incised into the GSL lakebed. Pump station 114 contains 11 Caterpillar 3360 vertical pumps rated at 300 horsepower that can pump at 20,000 gallon per minute from March through September annually. Brine is pumped into three evaporation ponds (Ponds 113, 114, and 115) spanning 30,000 acres where solar evaporation initially occurs over a one year residence to concentrate the brine (Figure 13-1). Concentrated brine can either be pumped via three 20,000 gpm pumps at PS-112 into Behrens Trench, or via gravity flow over a weir from Pond 115 to Behrens Trench. Brine transfer to Behrens Trench occurs from mid-June through September annually. The Behrens Trench is a 21 mile underwater canal located on the bed of the north arm of the Great Salt Lake. The concentrated brine pumped from the west ponds has a significantly higher density and due to natural physical properties will flow below the much lower density of the north arm lake brine. The transfer of brine into the Behrens trench begins as soon as the brine saturation in the west ponds reaches the desired level. The duration of flow is approximately seven days for brine to flow from west to east in the Behrens trench. Due to the higher density of the concentrated West Pond outflow, this dense brine stays at the bottom of the trench and limits the mixing with the lake brine (Compass Minerals reports approximately 30% dilution).

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Intake Canal
PS 114
Pond 114
Pond 113
Pond 115
PS 112
Behrens Trench
8 mi
Google Earth
Image Landsat / Copernicus
N

Source: Compass Minerals
Figure 13-1: West Ponds
East Ponds
East Pond feed brine is predominantly from the Behrens Trench, which is partially diluted west pond concentrated brine (Figure 13-2). Pump Station 1 is positioned at the east end of Behrens Trench on Promontory Point. Pump Station 1 consists of three, 20,000 gpm pumps that pump concentrated brine out of the trench, and into piping that connects into an overland canal that wraps around Promontory Point. Brine is pumped into the canal where it flows into the east pond complex (Figure 13-2). Pump Station 1 operates from March through September. PS-1 will draw ambient north arm brine from March through June, and then pump concentrated brine from June through October from the west ponds.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Figure 13-2: PS-1/ Promontory Point / East Ponds
The residence time of brine entering the nearly 25,000 acre east-pond system is approximately two years. The chemistry of the brine transferred sequentially into each pond is continuously monitored and brine solutions are moved through the ponds accordingly. Salt and the complex potassium minerals naturally crystallize on pond floors leaving a final brine high in magnesium chloride. Figure 13-3 presents an illustration of east pond utilization.
In the east pond complex, sodium chloride salt crystallizes in the pre-concentration sequence, and harvested. The brine is then moved to the next series of ponds to collect potassium based complex minerals. The residual bittern brine, primarily magnesium chloride is transferred to the deep storage ponds. Brine is transferred between ponds via portable electric pumps and gravity flow. Residual concentrated brines are stored in deep ponds after the harvest in order to retain the level of concentration and reduce dilution from the winter rain and snow.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Current East Pond Operations

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SALT 1A
1B
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Waste Salt/Flushed Area
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Potash Harvest
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2011 Current Operations

Source: Compass Minerals
Figure 13-3: East Ponds
13.1.2SOP Harvest
The complex potassium minerals are harvested from the ponds at the end of the evaporation season and stockpiled to be processed over the next twelve months before the next harvest.
Potassium sulfate does not precipitate from the waters of the Great Salt Lake by simple solar evaporation. As the lake water is evaporated, first common salt, NaCI, is precipitated/crystallized in a pure form. By the time evaporative concentration has proceeded to the point that saturation in another salt is encountered, most of the NaCI has precipitated. It does, however, continue to precipitate and becomes the major contaminant to the potassium-bearing minerals as they are precipitated/crystallized. The primary minerals precipitated that contain atoms of both potassium and magnesium in the same molecule are kainite, a double salt of sulfate and chloride (KCl*MgSO4*3H2O); schoenite, a double salt of sulfate (K2SO4 *MgSO4*6H2O); and carnallite, a double salt of chloride (KCl*MgCl2*6H2O). Purification also involves removal of the considerable quantities of sodium chloride that are precipitated simultaneously after which the salts must be converted via phase chemistry and temperature into potassium sulfate. A harvest yield of 3.5 million tons of potassium-bearing salts will yield approximately 325,000 tons of SOP production a year.
The target potassium-bearing harvest composition is provided below:
•Potassium – 9.51%
•Sodium – 6.16%

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

•Magnesium – 7.69%
•Chloride – 22.1%
•SO4 – 25.03%
•H2O – 29.51%
SOP harvest is conducted from September through March annually. Harvest is conducted using mining equipment summarized in Table 13-1. Compass Minerals owns eight, 37 cubic yard pan scrapers that scrape and stockpile target potash harvest. The stockpiled materials on the pond floor are then excavated and loaded onto a fleet of 11 Caterpillar 745 haul trucks by a fleet of six Caterpillar 980 front-end loaders. Materials are then hauled to a surge pile adjacent to the SOP plant facility where they are subjected to plant processing described in Section 14.
13.2Geotechnical and Hydrological Models
In 2017, the Great Salt Lake Advisory Council (GSLAC) commissioned the creation and construction of the Great Salt Lake Integrated Model (GSLIM), to integrate the hydrologic models developed and modified since the 1960s for the Great Salt Lake with hydrologic models associated with the upland water sheds that drain into the GSL. The GSLIM was also updated to include new growth and climate projections and improve the model’s capability to forecast future changes in GSL’s watershed. This model incorporated a range of plausible future conditions for GSL’s watershed, integrated these scenarios into the GSLIM, and developed relative comparisons of how future growth, climate, and water management alternatives might affect GSL.
The GSLIM was completed in August 2017 and in version 1.13. GSLIM integrated several upgrades including improving the model’s capability to simulate climate variability, water conservation in the Municipal and Industrial (M&I) and Agriculture sectors as well as cloud seeding programs.
GSLIM was developed as a series of integrated modules including the Bear, Weber, and Jordan River basins. The Lake module represents the lake itself and characterizes each of the four main bays: Gilbert (south arm), Farmington, Bear River, and Gunnison (north arm) bays. Dividing the model into these modules facilitated integrating existing data and models, as well as completing future updates and use by stakeholders within each river basin.
The GSLIM model is available to the general public upon coordination with the Utah DNR Department of Water Resources for use. Compass Minerals has access to the model as needed.
Compass Minerals ‘in-house’ deterministic model is specific to the GSL, and does not integrate inflows the GSL. Notwithstanding, the excel-based model is sufficient to support operational and strategic planning. The model is based on historic and actively updated ion sampling data collected by the UGS on a semi-annual basis, lake elevations, bathymetry and mass loads so as to provide a predictive estimate of mass load in the raw-feed brine extracted from the north arm annually.
13.3Production Details
For potassium, the QP’s production schedule for the operation is controlled by pumping rates and lake brine concentrations. The QP’s reserve model is calibrated to average pumping rates over the past five years, combined with average lake levels over the 10-year period between 2006 and 2015. Near-term production levels for potassium modeled by the QP are in line with forecast production

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

levels from the operation. Long-term concentration of potassium in north arm pool will decline with anthropogenic depletion of potassium by Compass Minerals and Morton Salt. The operation will deplete 145,833 tons of potassium per annum from the GSL to support the production of 325,000 tons of SOP per annum. Therefore, salt load will decrease over time as potassium ion is selectively extracted. The rate of decline of the salt load was applied to north arm concentration as well over time. When the concentration of potassium declines to 0.4% in 140 years, the grade is believed to be insufficient for economic extraction. The remaining potassium load in the GSL at the time potassium concentration in the north arm of the GSL reaches 0.4% is 33,800,000 tons. The corresponding grade for the south arm, which supplies the north arm with all the brine contained therein, is 0.1660%. Thus, potassium will not completely extracted from the system. A production profile for potassium is presented in Figure 13-4. The QP estimates the life of the Ogden Plant to be 140 years based on the reserve model.

70,000,000
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    Figure 13-4: Production Schedule

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

13.4Requirements for Stripping, Underground Development and Backfilling
The Ogden facility is a solar evaporation complex with solar evaporation ponds and a manufacturing plant. There are no requirements for stripping underground development or backfilling.
13.4.1Backfilling
Waste salt that is produced during the mining process and resulting from the controlled precipitation of excess sodium chloride is either purposely seasonally removed by a process called ‘mineral return’ where Compass Minerals pumps seasonal flows of fresh water from the Bear River by water right over unharvested ponds containing deposited sodium chloride, and dissolves the salt and pumps that eluate back into the GSL under permit with Utah DEQ.
13.5Mining Equipment, Fleet and Personnel
Currently, Ogden facility operates with an approximate staffing target of 309 individuals; 118 salaried staff and 191 and hourly employees assigned in crews to the various unit operations and scheduled shifts. That number is expected to remain relatively constant.
Table 13-1 provides a general overview of the equipment fleet and machinery utilized in the unit operations of the mining process. The asset list at Ogden comprises over 200 lines of specific items include administrative items, land and building assets as well as parts inventories, etc. that are not part of the mining process and are not considered.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

DESCRIPTION	Number	DESCRIPTON	Number
Large Trucks		CAT 745 HARVEST HAUL TRUCK	11
2020 AUTOCAR ACTT42 YARD SPOTTER	1	Ardco
FREIGHTLINER 2013 WATER TRUCK	1	ROLLIGON	1
MOBILE FUEL SERVICE TRUCK 1995	1	Harvester
2005 FORD F 750 SERVICE TRUCK	1	WAGNER SL8	1
2005 MOBILE SERVICE TRUCK W / CRANE	1	POTASH HARVESTER	1
1995 MACK TRUCK TRANSPORT	1	37 CYD K-TEC SCRAPER HARVEST	8
2005 FREIGHTLINER HC 80 SWEEPE	1	Backhoe
4000 GALLON WATER TRUCK	1	CAT 430-F BACK HOE	2
4000 GAL WATER TRK W CANNON	1	CAT 336 EXCAVATOR	4
INTERNATION BUCKET TRUCK 2004	1	Portable Pumps
Loaders		JOHN DEERE DIESEL POWER UNIT	9
226B CAT SKID STEER LOADER	1	JOHNSON PORTABLE PUMP	2
BOBCAT T190 TRACK DRIVE SKID STEER	1	JOHN DEERE DIESEL POWER UNIT	5
249 D CAT COMPACT TRACK LOADER	1	JOHNSON PORTABLE PUMP	2
SNOW TRACTOR KOBOTA	1	WEST DESERT EQUIPMENT
CAT 980K FRONT END LOADER	3	VERTICLE PUMP ENGINES
KOMATSU WA-500-8 FRONT END LOADER	4	CAT 3306 ENGINE 300HP	10
CAT 980 FRONT END LOADER	6	CAT C-9 ENGINE 300HP	1
CAT 972 FRONT LOADER LSJ02852	1	GENERATORS
Bulldozers		CAT 3412 NAT GAS ENGINE 600HP	2
CAT D6T DOZER USED 4K HR	1	CAT 3306 NAT GAS 300 HP	2
CAT D6 XE	5	GENERAC SG-025	1
CAT D7 DOZER	1	WISPER WATT ISUZU 25KW PORTABLE	1
CAT D9T DOZER	5	MQ ISUZU 4B61 70KW DCA-70SSIU4F	2
Patrols		CAT GENERATOR 600HP	3
CAT 16M PATROL	4	125KW PORTABLE GENERATOR DOVE	1
Table 13-1: Table of Equipment Utilized in the Mining Method

13.6Final Mine
A final mine map is provided as Figure 13-5. Compass Minerals will breach dikes as part of final reclamation requirements, and salt contained within the ponds will be allowed to dissolve from direct precipitation and pumping of fresh water into the ponds from Bear River. The Company will also create islands on the outside of existing dikes by clustering rip-rap currently armoring the dikes (Figure 13-6).

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Bear River Bay
Promontory Point
Great Salt Lake
Fremont Island
10 mi
N
Google Earth

Figure 13-5: Final Mine Map

RIPRAP ON LAKE SIDE OF DIKE
EXISTING POND PERIMETER DIKE

PLAN VIEW OF EXISTING PERIMETER DIKE

LAKE SIDE OF DIKE
POND SIDE OF DIKE
EXISTING PERIMETER DIKE
DIKE MATERIAL REMOVED AS NEED TO PLACE RIPRAP PILE
RIPRAP PILE. SEE CROSS SECTION VIEW BELOW FOR DIMENSIONS AND NOTES

PLAN VIEW OF RIPRAP PILE

90'-0" DIA.
1.5
1
1.5
1
9'-0"
118'-0" BOTTOM DIAMETER

NOTES:

1. RIPRAP PILES SIZED SUCH THAT BOTTOM AREA IS APPROXIMATELY 1/4 ACRE
2. RIPRAP FOR PILES TO BE TAKEN FROM LAKE SIDE OF PERIMETER DIKES
3. DIKE MATERIAL TO BE REMOVED AS NEEDED TO PROVIDE LOCATION FOR RIPRAP PILES
4. RIPRAP PILE TO BE PLACED WITHIN FOOTPRINT OF EXISTING EVAPORATION PONDS
5. RIPRAP PILES TO BE INSTALLED ON LAKE BED AFTER DEPOSITED MINERALS HAVE BEEN REMOVED
6. AVERAGE SPACING BETWEEN PILES IS 1.5 MILES

RIPRAP PILE CROSS SECTION

APPROXIMATE LOCATION OF MITIGATION RIPRAP PILE (TYP OF 20)

LEGEND

RIPRAP DENSITY

- NONE
- SPARSE
- INTERMITTENT
- MODERATE
- DENSE

Bowen Collins & Associates, Inc.
CONSULTING ENGINEERS

GREAT SALT LAKE MINERALS
EAST PONDS RIPRAP SURVEY

MITIGATION ROCK PILE FREQUENCY

NORTH:

SCALE: 1" = 1 MILE

FIGURE NO. 1

Figure 13-6: Rip-Rap Cluster Islands at Mine Closure

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

14Processing and Recovery Methods
14.1Process Description
The deposited minerals in the evaporation ponds include a wide variety of compounds that contain potassium (K), magnesium (Mg), sodium (Na), chloride (Cl), sulfate (SO4), and water (H2O). These elements are found in the solids in various combinations:
•Arcanite – K2 SO4, also known as our product SOP.
•Schoenite – K2 SO∙MgSO4∙6H2O
•Kainite – KCl∙MgSO4∙4H2O
•Carnallite – KCl∙MgCl∙6H2O
•Epsomite – MgSO∙7H2O
•Halite – NaCl
The residual brine discharging from the potassium sequence (pond bitterns) is a highly concentrated magnesium chloride brine with residuals of all of the mineral ions included in the original source of the north arm of the lake. The various minerals produced in the pond sequence require additional refinement before they become saleable products; they must be harvested, stockpiled, and subjected to in-plant processing to remove contaminants and finally achieve the production of salt, high purity SOP, and magnesium products. These products are then distributed to market. The products currently produced at the Operation include:
•Common salt (sodium chloride, NaCl) is used as an industrial chemical, for highway de-icing, for water softening, as an animal food supplement, and in the processing of foods.
•SOP, which is used as a specialty fertilizer source of potassium.
•Magnesium chloride brine, a highly concentrated solution of magnesium chloride (MgCl2), is now primarily being used for highway deicing and for road dust control.
•Magnesium chloride flake, a crystallized form of MgCl2 is packaged and used primarily for consumer deicing.
Figure 14-1 provides an overview of the production process flows for salt, SOP and magnesium chloride.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Source: Compass Minerals
Figure 14-1: Mineral Production Processes at the Ogden Plant
14.2SOP Plant Process Flow
The following sections provide a detailed summary of the SOP plant production process to sequence from raw feed to desired customer specifications by six main processing units, including feed crushing, wet process, crystallization, flotation, compaction and loadout. An overview of the SOP plant production process flow is provided in Figure 14-2.
Figure 14-2: SOP Production Flow Chart - Overview
Source: Compass Minerals

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

14.2.1Feed Crushing
After three years of evaporation, precipitated salts are harvested by a front end loader and loaded onto truck. Harvest is then deposited onto stock piles and fed into the Harvest pit hoppers. There are two feed trains, Train #1 and Train #2. In the Harvest pit, Hoppers are fed from loaders or trucks, feed Apron feeders. The Apron feeders discharge to primary crushers which crush the larger lumps. The Crushers then discharge to cross-over drag conveyors which then discharge to belt conveyors and then dump into slurry boxes. These tanks are then pumped to the Cooling Reactor which is the start of the Wet Process Area. The larger product the does not pass through the DSM screens drops down into the screw distributer and is sent to either to Ball Mill Sump or back through the Hammer Mill Crushers.
14.2.2Wet Process
Wet Process involves the removal of sodium chlorides, and other unwanted salts through a series of cold and hot washes. Hydrocyclones and thickeners are used in this process to ultimately generate a slurry becomes the Schoenite stream which is moved forward for further processing (crystallization and drying) into SOP.
14.2.3Crystallizer Circuit I
Feed from the wet process then enters into two crystallizer circuits where schoenite is pumped and magnesium is separated. SOP crystallizes in this step ad slurry is re-circulated back in to the thickener process. Crystallized SOP is then sent into dryers.
14.2.4Flotation
When there is an excess amount of sodium in the potash/brine solution, further wet processing is required. This is accomplished in the Flotation area. Flotation separates minerals from the slurry in tanks (called “Cells”), where potassium particles rise to the surface and are skimmed off while the sodium particles flow through the cells and discharge out as Final Tails. The solution is treated with a reagent in the conditioners to assist in separation of Schoenite from the undesirable materials. The recovered schoenite is returned to the Wet Processing Area via the Final Con Sump.
14.2.5Crystallizer I
Dryer area is where the magnesium is further reduced and fine-tuned and the final product is dried before going into the silos for storage or feed for the Compaction Plant. This tertiary crystallization circuit is illustrated on Figure 14-8.
14.2.6Crystallizer II
Dryer area is where the magnesium is further reduced and fine-tuned and the final product is dried before going into the silos for storage or feed for the Compaction Plant.
14.2.7Compaction Plant
The compaction plant process involves compacting, drying, crushing, and screening. The plant has two identical lines that have the same equipment to allow for maintenance of one line while the other line is running. Both new lines each have a Pug Mill, Compactor, Curing, Crushing, and Screening

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

equipment. Both new Lines use the same Fresh Feed and Recycle/Fines Bins and the same Binder dryer.
14.2.8Loadout Area
The SOP Loadout is where final product ships. When full, the silos provide storage for over 50,000 tons of potash product.
14.3Waste Handling
The Ogden Plant generates very limited waste (e.g. no waste rock or tailings). Most of the waste is precipitated halite that cannot be sold due to market demand. This excess halite is flushed out of the East Ponds with Bear River water, which effectively is returning salt to the Great Salt Lake. Precipitated halite is a more significant problem in the West Ponds as currently, there is not the same type of access to fresh water in the West Ponds that can dissolve and flush away this halite. The Operation is currently evaluating alternatives for removing this halite as it reduces storage capacity in the West Ponds. Although the method of removal has not yet been finalized, the intent is to return the halite to the lake system, similar to current practice in the East Ponds.
No other material waste streams are generated by the Operation.
14.4Current Requirements for Energy, Water, Materials and People
14.4.1Energy Requirements
The Ogden Site acquires its electricity from Rocky Mountain Power. Table 14-1 provides a summary of electrical usage and distribution at the Ogden SOP operation over the past five years.

(in ‘000s)	2017	2018	2019	2020	2021 FY
Area
Potash Plant	38.00	40.00	40.44	42.49	45.32
Mineral Return	2.00	3.28	3.17	1.59	4.71
East Ponds	7.00	8.32	7.31	10.68	11.25
Flotation	11.00	11.22	12.78	14.04	15.00
SOP Compaction	6.00	5.93	7.01	8.98	8.33
Total MWH	87	93	91	99	103
Cost/MWH	$58.33	$56.55	$57.10	$56.47	$58.24
Total Power cost	$5,075	$5,243	$5,209	$5,577	$5,997
SOP MWH/ton	$0.14	$0.11	$0.13	$0.14	$0.16
Table 14-1: Summary of Electrical Usage: Ogden Site SOP Operations
The Ogden Site obtains natural gas service from Dominion Natural Gas Company. Table 14-2 provides a summary of natural gas consumption over the past five years.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

(in ‘000s)	2017	2018	2019	2020 FY	2021 FY
SOP (Includes steam production)	1,494	1,511	1,562	1,504	1,658
Natural Gas $/Dth	$ 3.397	$ 3.452	$ 2.696	$ 2.797	$ 3.041
Natural Gas Cost	$5,075	$5,214	$4,210	$4,206	$5,041
Table 14-2: Summary of Electrical Usage: Ogden Site SOP Operations
14.4.2Water Requirements
A summary of water consumption for the year 2020 is provided as Table 14-3.

Use Profile	Location	Volume (AFY)
Non-Consumptive Water for Pump Flushing	Finger Point Well	31.3
	Well at PS-112	0.7
	Well at PS-113	21.2
	Well at PS-26	35.1
	Pond Control Well	59.0
	Lakeside Well	0.5
Non-Consumptive Water for Pond Flushing	Pump Station 23	20,550
	PS-2 / PS-22	26,454
Rawfeed Brine	Pump Station 1	35,031
	Pump Station 113 /114	69,834
Plant Potable Water	Weber Basin - Potable	848
Plant Process Water	Weber Basin - Untreated Process Water	7,100

AFY = acre feet / year (one acre foot is 325,851 gallons)
Table 14-3: Summary of Water Usage: 2020
14.4.3Personnel
The Ogden Site employed 309 full time salaried and hourly employees with 50 seasonal temporary workers in 2021. A summary of headcount is provided below from 2016 through 2021.

Salaried	2017	2018	2019	2020	2021 FY
	87	84	99	119	118
Operations
Ponds/Harvest	48	49	47	48	48
Haul	-	-	-	8	8
Potash	37	33	32	28	28
Logistics	23	22	24	25	24
Boiler\Lab\Eng	13	11	13	10	9
Total Operations	121	115	117	119	117
Maintenance	77	74	73	77	74
Total Salaried & Hourly	285	273	288	315	309
Temps/ Seasonal (FTE)	28	41	29	38	50
Table 14-4: Summary of Personnel Employed

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

15Infrastructure
Critical infrastructure at Ogden facility includes electric service, natural gas service, rail, road and water. Figure 15-1 provides a facility-scale illustration of key infrastructure, while Figure 15-2 and 15-3 provide illustrations of key infrastructure in the eastern sector of the facility and the west sector, respectively.
Figure 15-1: Key Infrastructure: Ogden Site
Figure 15-2: Key Infrastructure: SOP Plant Area and East Ponds

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Leases
Dikes
Railroad
Behrens Trench
Owned Property
Roads
Canal / Pipeline

Figure 15-3: Key Infrastructure: West Ponds
Roads
The Ogden Site is 13 miles west of Interstate Highway I-15. State maintained highway 39, or 12th Street provides egress and ingress to the highway. Both I-15 and 12th Street are illustrated on Figures 15-1 and 15-2.
Compass Minerals has access to the UPRR causeway which is constructed of aggregate and maintained by the UPRR. The causeway includes a railbed to support transcontinental rail traffic in addition to a single lane dirt road. Compass Minerals maintains and agreement with UPRR to use the roadway for light truck traffic to move personnel from the mine, plant and administrative offices on the eastern pond and plant complex to the west ponds.
Dikes
The Ogden Site operates and maintains solar evaporation pond and pond dikes. The eastern pond complex is comprised of 115 miles of dikes, with 26.4 miles of acting as the outer perimeter dike. The aggregate for the dikes is mined from an onsite borrow pit, Little Mountain Borrow Pit that is owned and operated by Compass Minerals.
The upper surface of the dikes are maintained by Compass Minerals and are used for road ways to support light truck travel, with main inner roads used to transport heavy equipment moving excavated pond harvest from evaporation pond floor to the SOP processing plant.
The west ponds are contained within 46.1 miles of dikes, with an 8 mile, lake-facing outer dike. The aggregate for the west ponds is yielded from the Strong’s Knob quarry that is leased by Compass Minerals from Utah SITLA.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Electricity
Rocky Mountain Power supplies electricity to the site. There is a single feed, 138 kV feed to the plant’s main sub-station, with above-ground 12.47 kV distribution. From there the feed separates out through the site to feed the various areas. Feeds are single lined and not double ended.
There are Emergency (diesel) generators located in various plants for critical machinery (process water pumps, IT room, thickeners, battery charger room, promontory site, AT&T site, and for the expansion at SOP). Generators are run weekly for 15 minutes. There are 13 total natural gas or diesel generators ranging from 20 kW to 450 kW.
Public Power is not provided at the West Ponds which are powered by natural-gas generators. There are two Caterpillar 602 horsepower units, one Generac 86.5 horsepower units and one 36 HP unit at the flushing station. These generators provide power for all pumping operations at the West Ponds.
Natural Gas
The natural gas supplier is Dominion Energy. The gas main enters the east pant facility site near the Magnesium Chloride plant and is distributed to various plants at 60 psi with regulators at the various point-of-use equipment. All gas-fired equipment contains adequate safety trains, combustion burner safety controls, and flexible connections.
Steam
There are two natural gas fired boilers each 90,000 lb./hr. Both were installed in 2013 and located in the boilers house. Steam is primarily for the SOP plant with some for mag chloride process and other ancillary uses. The plant is currently running at 70% of steam capacity. Reverse osmosis water treatment is provided.
Water
Treated culinary water and plant process water is supplied by Weber Basin Water Conservancy District via Willard Bay Reservoir under contract (Figure 15-1 and Figure 15-2). Untreated process water is pumped from the reservoir to a canal that connects the reservoir to an onsite storage reservoir. The plant purchases 800 acre feet of treated culinary per year for potable uses, and 8,000 acre feet per year of untreated water from Willard Bay reservoir for plant process water.
Canals and Pipelines
Process and culinary water are pumped to the Ogden Site via canal and water-line respectively along the same corridor (Figure 15-1 and 15-2). Compass Minerals also maintains the Behrens Trench across the north arm of the GSL. The Behrens Trench was constructed in the early 1990s and is used to convey one-year concentrated brine from the west ponds to the east ponds. The 21-mile long 30 to 80-foot wide underwater canal leverages density differences between concentered brine from the west ponds to flow on the canal floor beneath the less-dense ambient north arm brine. The transit time is roughly 7 days over the 21-mile canal (Figure 15-1 and 15-3). Compass Minerals also maintains an indenture with UPRR to maintain an overland canal along the UPRR mainline on Promontory Point that connects the terminus of Behrens Trench at Pump Station1 with the Ponds 1 and 1A in the east-pond complex. The canal parallels the UPRR rail as illustrated on Figure 13-2.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Rail
The east plant facility is served by Union Pacific Railroad. The site has eight sidetracks off the spur from the main transcontinental east west line. The sidetracks are used for indexing and storage of rail cars awaiting loading or shipping. The Ogden Site operates AutoCar Railyard vehicle to move and index railcars to and from loadout.

Leases
Dikes
Railroad
Behrens Trench
Owned Property
Roads
Canal / Pipeline

Figure 15-4: Key Infrastructure: Rail Facilities

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

16Market Studies
The USGS indicates that potash denotes a variety of mined and manufactured salts that contain the element potassium in water-soluble form. In agriculture, the term potash refers to potassic fertilizers, which are potassium chloride (KCl), potassium sulfate or sulfate of potash (SOP), and potassium magnesium sulfate (SOPM) or langbeinite. Muriate of potash (MOP) is an agriculturally acceptable mix of KCl (95% pure or greater) and sodium chloride for fertilizer use. The fertilizer industry used about 85% of U.S. potash sales, and the remainder was used for chemical and industrial applications. About 65% of the potash produced was SOPM and SOP, which are required to fertilize certain chloride-sensitive crops. The remaining 35% of production was MOP and was used for agricultural and chemical applications.
16.1General Marketing Information
Compass Minerals is the largest producer of sulfate of potash (SOP) in the Western Hemisphere. This essential mineral product provides nutrients for specialty crops such as fruits, vegetables and tree nuts. As stated in its 2021 Annual Report, Compass Minerals Plant Nutrition North America segment includes sales of SOP and specialty plant nutrients. There are two major forms of potassium-based fertilizer, SOP, a specialty form of potassium which also provides plant-ready sulfur, and muriate of potash (“MOP” or “KCl”).
Compass Minerals believes that the average annual worldwide consumption of all potash fertilizers is approximately 88 million tons, with MOP accounting for over 85% of all potash used in fertilizer production. SOP represents approximately 8% of all potash production. The remainder of potash is supplied in forms containing varying concentrations of potassium (expressed as potassium oxide) along with different combinations of co-nutrients. SOP, which contains the equivalent of approximately 50% potassium oxide, maintains a price premium over MOP due to the fact that it contains the secondary nutrient, sulfur, does not contain chlorides and is more expensive to produce than MOP. Additionally, many high-value or chloride-sensitive crops experience improved yields and quality when SOP is applied instead of MOP. SOP is also a more cost-effective alternative to other forms of specialty potash.
Compass Minerals North American SOP sales are concentrated in the Western and Southeastern U.S. where the crops and soil conditions favor the use of low-chloride potassium nutrients. Figure 16-1 provides an illustration of these markets. Consequently, weather patterns and field conditions in these locations can impact Plant Nutrition North America sales volumes. While long-term global consumption of potash has increased in response to growing populations and the need for additional food supplies, the market for commodity potash has been challenged over the last few years due to a downturn in the broader crop market which has pressured grower incomes. However, recently improved economics for row crops has led to an improved commodity potash market. Compass Minerals expects the long-term demand for all potassium nutrients to continue to grow as arable land per capita decreases, thereby encouraging improved crop yields. Additionally demand for SOP products has been resilient despite the challenges facing the global potash market.
Approximately 91% of Compass Minerals’ Plant Nutrition North America sales in the fiscal year that began on January 1, 2021 and ended September 30, 2021 were made to U.S. customers, who include retail fertilizer dealers and distributors of agricultural products as well as professional turf

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

care customers. In some cases, these dealers and distributors combine or blend SOP with other fertilizers and minerals to produce fertilizer blends tailored to individual requirements.
From Compass Minerals
Figure 16-1: Domestic SOP Market
16.1.1Current Potash Market
According to Bloomberg GreenMarkets assessment of the Potash Market in July 2021, Global potash prices have diverged, with demand rising in the west and slowing in the east.
North and South American consumption is driving a demand-fueled potash price rally, which Bloomberg sees extending through the end of 2021 based on higher crop prices. Potash demand is usually highest in 3Q, driven primarily by Brazil. This year, Brazilian demand is again expected to reach a record, with imports up 13% vs. last year. Product availability in Brazil is extremely supply-constrained, and port bottlenecks are limiting movement to end users. Green Markets forecasts global potash consumption growth will slow to 1% in 2022 but reach a record 74 million tons as freight disruptions ease, crop prices fall and higher fertilizer-to-crop price ratios destroy demand around the edges.
16.1.2Long-Term Price Forecast
GreenMarkets also publishes its forecast for potash pricing, including SOP annually. Table 16-1 provides its forecast for SOP pricing through 2031. The QP utilized ‘SOP Pacific NW’ projected Selling Price from 2022 through 2031 in the life of mine cash flow analysis described in Section 19. Because most row crops, orchards and nut trees require the application of potassium to maximize productivity and to maintain the health of supporting soils such that they are not ‘mined’ of potassium over time, the application of supplemental potassium is necessary and foreseeable well into the future. For fruit and nut crops, there is no substitute for SOP because root systems for these crops

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

are sensitive to chlorides, yet still require potassium. Therefore, it is reasonable to assume that pricing will sustain and appreciate after the GreenMarkets forecasted pricing for 2028, and appreciate at 2% per annum thereafter for the life of mine.
Table 16-1: Forecast Nominal Potash Pricing through 2031
16.2Material Contracts Required for Production
There are no material contracts required for production.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

17Environmental, Social and Permitting
17.1Results of Environmental Studies and Baselines
Mine construction commenced in 1968 with production beginning in 1968, prior to the promulgation of the National Environmental Policy Act and Clean Water Act. Operation of the mine has been consistent and ongoing since commencement of production. Therefore, no baseline or environmental studies have been required, nor conducted.
Various pond expansions, notably in the early 1990s and the expansion of Pond 1B in 2006 required application under Clean Water Act 401 and 404 permitting programs as the construction of these facilities resulted in the discharge of fill in into jurisdictional, navigable waters of the United States. Both projects required mitigation to compensate for environmental impacts to the lakebed. Additionally, 401 and 404 permits have been required to support construction of intake canals to the west ponds, construct and maintain the Behrens Trench, and pump station 23 intake canal. Mitigation was required for these projects as well. Where mitigation was required, the Ogden facility purchased mitigation credits at the Machine Lake Mitigation facility in Box Elder County, which is recognized and certificated by the U.S. Army Corps of Engineers.
17.2Waste, Tailings and Water Plans – Monitoring and Management
Compass Minerals pumps brine from the GSL, and by the process of evaporation, concentrates and removes salt, potash, and magnesium chloride. During this process, more sodium chloride is produced than any other product, but the potash and magnesium chloride are many times more valuable per ton than sodium chloride. In fact, the Company has large amounts of sodium chloride left in the ponds after harvesting, which must, by contract with the State of Utah, be returned to the GSL under the site wide UPDES effluent discharge permit UT0000647 (described in Section 17.4.1). The salt is returned to the lake by the facility pumping water from the Bear River Bay of the GSL, dissolving the remaining salt found in the evaporation ponds and returning them to Bear River Bay.
The solar evaporation mineral mining operation has been operating on the shores of the Great Salt Lake west of Ogden, Utah since approximately 1968 and has been owned and operated by Compass Minerals since 1993. The facility extracts minerals from the GSL by pumping lake water through a series of solar evaporation ponds where salts are precipitated, harvested, and processed to produce three saleable products. The primary product is potassium sulfate (K2SO4) or sulfate of potash (SOP), a primary ingredient in many fertilizers. Potassium is a plant macronutrient, while sulfur is a plant micronutrient, and both are needed to support agricultural operations throughout the world. The two other final products are sodium chloride (NaCl) and magnesium chloride (MgCl2). Sodium chloride salt is commonly used for water softening, table salt, deicing, and as a chemical process ingredient among other uses. Magnesium chloride is primarily used for deicing in winter and as a dust palliative in summer. The processing of the lake water into final product takes an average of three years. The production process is described in chronological order below.
1)    Lake water is pumped from Gunnison Bay of the GSL into the West Desert solar ponds on the west side of the GSL. Here, the salt water concentrates to a higher density than the raw lake water.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

2)    Once the concentrated brine is to a sufficient density, it is discharged through Outfall 009 (Behrens Trench) under the site wide UPDES effluent discharge permit UT0000647 (described in Section 17.4.1) where the dense concentrated brine flows through the trench below the lake surface to a pump station at Promontory Point.
3)    From Promontory Point, the brine is pumped into a series of solar evaporation ponds where the primary precipitate is NaCl and the liquid brine becomes saturated with potassium and magnesium salts.
4)    Once saturation of potassium salts is achieved, the brines are transferred to a series of potash ponds where the potassium salts precipitate. The remaining brine contains high concentrations of MgCl2.
5)    At the culmination of the three-year solar evaporation process, select ponds are drained in the fall and the sodium and potassium salts are harvested with scrapers, loaders, and haul trucks and transported to the Salt Plant or SOP Plant. The MgCl2 brine is conveyed to the Magnesium Plant. Each processing facility is described in more detail below.
6)    After processing, the products are shipped offsite via truck and rail.
7)    Periodically, minerals are returned to the GSL by filling select ponds with fresh water from the Bear River to dissolve salt deposits and are then drained to the GSL.
Magnesium Chloride Processing
The residual brine drained from the east solar evaporation ponds contains approximately 30 percent magnesium chloride. This brine is either sold directly to end users for deicing and dust control on roads or further processed into a number of liquid and solid products. The brine directed to the Magnesium Chloride Plant contains trace amounts of sulfate, which is considered an impurity for the purposes of the manufacturing process. This impurity is removed from the brine in a chemical de-sulfating process. The de-sulfated brine, with or without additional additives to improve the performance of the product, may be marketed as a liquid deicing or dust suppression product, or may be processed further into a solid hexahydrate flake. During the flaking process, sodium hypochlorite may be added to the de-sulfated brine solution to improve the color of the final product and is heated using evaporators to create a magnesium solution that can be cooled into a solid hexahydrate flake on a water-cooled belt.
Much of the effluent generated by the Magnesium Chloride Plant is pumped to a nearby pond where discharges to groundwater are covered by the Ground Water Permit-By-Rule under UAC R317-6-6. However, a number of flows, including discharges from air pollution control equipment, intermittent wash-down of production equipment, and cooling tower blowdown, are discharged to the Great Salt Lake through Outfall 001 under the site wide UPDES effluent discharge permit UT0000647 (described in Section 17.4.1).
Salt (NaCl) Plant
Harvested NaCl is transferred to the salt plant via haul roads where it is washed to remove organic material and other impurities. After washing, the wet salt is either sold as a highway de-icing product or is, dried, and further processed into saleable products. The majority of these products are unaltered, though a portion may be treated with certain additives to improve the quality of the final product. Final products from the Salt Plant include bulk road salt used throughout the intermountain

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

region, bulk chemical salt for the chloro-alkali industry, and various consumer grade products in unit quantities such as water softening salt.
Effluent generated by the Salt Plant, including salt wash water, discharges from air pollution control equipment, intermittent wash-down of production equipment, rail and truck rinse water and dissolution of off-specification salt treated with citric acid, are discharged to the Great Salt Lake through Outfall 001 under the site wide UPDES effluent discharge permit UT0000647 (described in Section 17.4.1).
Sulfate of Potash (SOP) Plant
Harvested potassium salts are transported to the SOP plant and converted to schoenite (K2SO4-MgSO4-6H2O) in a chemical process. Once at the desired concentration, the slurry is heated to approximately 120˚F, which converts the schoenite into SOP. Once dried, a portion of the SOP material is conveyed to the silos as finished standard SOP product. The remaining SOP is sent through the compaction process, where a number of formed products are produced with the addition of a binding agent. Finished SOP products are conveyed from the silos to the SOP loadout facility where the majority is treated with a dust suppressant prior to loading into railcar or trucks for transport offsite.
Effluent generated by the remainder of the SOP Plant, including wash-down of production equipment, cooling tower blowdown and rail and truck rinse water, are discharged to the Great Salt Lake through Outfall 001. The SOP Plant utilizes natural gas fired boilers for process heating, and boiler blowdown is discharged through Outfall 001-B and enters the GSL through Outfall 001. Additionally, the boiler feed water is treated via carbon filtration, water softening, and reverse osmosis. Reject water from this system is also discharged through Outfall 001.
Processing Plant Effluent Reuse
Flows generated from the schoenite conversion circuit contain recoverable levels of potassium salts. These flows as well as well as excess MgCl2 brine are “back mixed” with salt brine prior to reaching saturation with potassium salts. This back mixing causes the brine to become supersaturated with NaCl, while remaining below saturation for potassium salts. The excess NaCl precipitates in the final series of salt ponds (West Buffers) before being transferred to the potash recovery ponds.
Miscellaneous Process Flows
The Outfall 001, regulated under the site wide UPDES effluent discharge permit UT0000647 (described in Section 17.4.1), discharges specifically include: effluent from the rinsing of truck and railcars that were previously used to ship product; effluent from the use of steam to clean railcar and truck loading chutes; effluent from the washout of buildings, production equipment and general housekeeping; compressor blowdown treated to remove oil prior to discharge; and effluent from the washing of mobile equipment and vehicles where degreasers or chemicals may be used so long as these chemicals are approved for direct release under the EPA’s Safer Choice program.
Mineral Return
Because NaCl precipitates earlier in the evaporation process and precipitated volumes far exceed market demand, large amounts of sodium chloride remain in various ponds after evaporation. In accordance with a royalty agreement with the Utah Division of Natural Resources, this excess NaCl must be returned to the GSL. Fresh water is pumped from the Bear River into the salt ponds to

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

dissolve the accumulated minerals. The water is then discharged through Outfalls 002 – 008 under the site wide UPDES effluent discharge permit UT0000647 (described in Section 17.4.1), as operations dictate, into the GSL and Bear River Bay. Ponds and Outfalls used for mineral return rotate on an annual basis with Outfall 006 being the primary Outfall used in the previous permit term. Mineral return operations typically occur in the non-solar season and are limited by fresh water flows from the Bear River. In high water years, it is feasible to conduct mineral return activities year-round. However, in most years, mineral return ceases in late March as upstream water users increase agricultural diversions and flow at the pump station will not sustain operations.
17.3Project Permitting Requirements
The Ogden Plant’s license to operate is primarily regulated by its water rights (i.e., its right to extract brine from the lake) and its surface leases for its evaporation ponds. These leases and water rights are discussed in more detail in Section 2.3.
Brine and ultimate mineral extraction from brines extracted from the GSL is enabled by a Large Mine Operation mineral extraction permit (GSL Mine M/057/0002) (“Mine Permit”) through the Utah Department of Natural Resources (“DNR”), Division of Oil, Gas and Mining (“DOGM”). The mineral extraction permit enables all lake extraction, pond operations, and plant / processing operations conducted by Compass Minerals. The Mine Permit is supported by a reclamation plan that documents all aspects of current operations and mandates certain closure and reclamation requirements in accordance with Utah Rule R647-4-104. Financial assurance for the ultimate reclamation of facilities is documented in the reclamation plan, and security for costs that will be incurred to execute site closure is provided by a third party insurer to the State of Utah in the form of a surety bond. Any greenfield expansion of ponds or appurtenances beyond the existing facility footprint would require a permit modification regardless of the mineral(s) being developed.
17.4Air Permit
The site operates under a Title V air permit # 5700001003, which is administered by the Utah Department of Environmental Quality. The permit covers emissions from the pond and plant operations. The permit expires in December 2026.
17.4.1Surface Water Effluent Discharge Permit
Surface water discharges from the site are regulated under Utah Pollutant Discharge Elimination System (LPDES) permit UT0000647. The permit requires discharge monitoring for effluent flows from the nine outfalls that discharge into the saline waters of Great Salt Lake and regulates inputs in pond and plant processes that may be discharged in project effluent.
17.5Plans Negotiations or Agreements (Environmental)
There are no plans or agreements relative to environmental matters with any external parties.
17.6Mine Closure Plans
The mine closure plan is described in detail in Sections 3.5 and 17.3 as it serves as a condition to the operating license generally. The mine closure plan requires provision of financial security for the

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

execution of reclamation held by a third party agency. The amount of the current financial security is $4.6 million.
17.7Adequacy Assessment of Plans
Relative to other types of mining, the Ogden facility is low risk from an environmental standpoint. It does not require significant disturbance of the landscape and no surface waste (toxic or otherwise) is generated in the process. Going forward, environmental risk to the reserve is viewed as low.
17.8Local Hiring Commitments
The workforce at the Ogden facility is not unionized. There are no commitments with outside entities or governments relating to the local labor force.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

18Capital and Operating Costs
Capital and operating costs discussed in this section were developed on a unit cost and quantity basis utilizing the QP’s estimates that are based on owner’s costs from the past five years, current and historic cost data from continuous and ongoing operation of the facility, first principles, and 51 years of operational experience operating the facility at projected production capacity. Operating costs presented herein are the QP’s estimates based on actual owner’s costs incurred at the operation since 2017, while capital costs projected through 2026 are owners cost estimates developed based on unit cost and quantity basis utilizing historic cost data, first principles, vendor/contractor quotations, and similar operation comparisons.
18.1.1    Operating Cost
Actual fixed and variable operating costs incurred by the Owner at the GSL facility from 2016 through 2021 are provided in Table 18-1. Summarized variable costs include production materials, mobile equipment, rentals, contract hauling, and temporary labor. Summarized fixed costs include labor, maintenance materials, maintenance services, electricity, natural gas steam, local taxes and insurance and allocations.
Since 2017, total operating costs per ton have ranged from $242 per ton in 2019 to $325 per ton in 2017. Headcount has remained fairly stable overt the period with 363 total salaried and hourly employees in 2017 to 374 employees in 2021.
18.1.2    Capital Costs
The average annual capital expenditure since 2017 at the GSL Facility is $17,125,000, with a high of $30,053,000 in 2017 and a low of $11,255,000 in nine-month fiscal 2021 (Table 18-1). The higher than average capital spend in 2017 was associated with SOP Plant improvements undertaken as maintenance of business. The average annual capital expenditure excluding the SOP Plant improvements is $15,041,000, which is more indicative of a typical annual capital expenditure. All actual capital costs incurred since 2017 were provided by the owner.
The GSL Facility, as well as all Compass Minerals facilities, maintains a five-year capital forecast for all planned capital expenditures to support current production. A summary of foreseen capital expenditures through 2026 is provided on Table 18-2. As shown on Table 18-2, total estimated capital expenditure through 2026 is $186,066,000, and is comprised of MOB capital and capital spend for major foreseen capital projects through 2026 including:
•Raising dikes, intake canal maintenance and pump station re-builds $58,041,000.
•Maintenance, replacement and rebuilds of key SOP plant facilities $110,589,000.
The balance of the forecasted capital expenditure through 2026 is $17,436,000 and primarily includes routine replacement and maintenance of mine vehicles and equipment. Listed expenditures are based on historic cost data, vendor/contractor quotations, and similar operation comparisons and are within +/-15% level of accuracy. There are risks regarding the current capital costs estimates through 2026, including escalating costs of raw materials and energy, equipment availability and timing due to either production delays or supply chain gaps.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

$in thousands	2017	2018	2019	2020	2021

Capital Spend	(30,053)	(18,953)	(14,096)	(11,269)	(11,255)
Development CAPEX	(10,215)	(204)	0	0	0
MOB CAPEX	(19,838)	(18,749)	(14,096)	(11,269)	(11,255)

Production / Sales
SOP Harvest	3,354	3,710	3,694	4,145	4,035
SOP Production Tons (000's)	257	298	313	305	279
Sales Tons (000's)	293	314	277	340	225
Selling Price per Ton	567.48	575.32	577.24	554.26	588.17
Total Sales	166,273	180,650	159,896	188,448	132,338

Operating Costs (Variable / Fixed)
Production Materials	3,257	4,738	3,246	3,025	3,157
Mobile Equipment	6,943	7,450	6,325	6,754	7,898
Equipment Rental	362	739	288	870	3,933
Contract hauling	4,134	4,649	3,900	3,695	0
Logistics	22,158	22,285	23,448	28,187	17,655
Royalties (4.8%)	4,134	4,649	3,900	3,695	3,695
Temporary Labor	610	1,242	816	1,672	2,818
Subtotal - Variable	(41,598)	(45,753)	(41,923)	(47,899)	(39,156)

Labor / Benefits	10,984	10,925	11,236	11,278	12,770
Maintenance Materials	4,949	7,263	6,723	6,305	5,964
Maintenance Services	3,171	5,955	4,637	5,081	3,361
Power	3,352	3,487	3,488	3,794	4,344
Natural Gas	1,164	1,261	1,167	1,223	1,227
Steam	4,448	4,390	4,390	3,883	4,444
Taxes & Insurance	5,506	4,503	4,876	5,140	6,121
Other Fixed Costs	1,738	1,697	1,247	2,167	3,107
Common Cost Allocation	11,208	13,094	13,593	15,823	15,850
Change In Inventory	(427)	(342)	2,205	1,027	83
Subtotal - Fixed	(46,093)	(39,481)	(37,764)	(38,872)	(41,337)

Operating Cost	(83,557)	(80,584)	(75,787)	(83,075)	(76,798)

Cost / ton (produced)	325	271	242	273	275
Table 18-1: Summary of Capital and Operating Costs: 2017-2021

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

18.1.3    Assumptions
The capital projects are assumed to be constructed in a conventional EPCM format. Compass Minerals routinely retains qualified contractor to design projects and act as its agent to bid and procure materials and equipment, bid and award construction contracts, and manage the construction of the facilities.
18.1.4     Accuracy
The accuracy of this estimate for those items identified in the scope-of work is estimated to be within the range of plus 15% to minus 15%; i.e., the cost could be 15% higher than the estimate or it could be 15% lower. Accuracy is an issue separate from contingency, the latter accounts for undeveloped scope and insufficient data (e.g., geotechnical data).

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 18-2: Summary of Capital Expenses: 2022-2026

PROJECT DESCRIPTION	2022	2023	2024	2025	2026	5-YrTotal
Ponds	Raise East Pond Dikes and new pump stations	$6,035	$10,167	$5,732	$2,121		$24,055
	West Ponds Intake canal extend/refurb	$1,400	$2,500	$2,000	$2,000		$7,900
	New pump station 115	$0	$5,000				$5,000
	Place rock Pond 115 Dike	$560	$2,000	$2,000			$4,560
	Refurbish Pump Station 4	$270	$4,230				$4,500
	Ponds MCC replacement (PS 5/6/8/9/10/14/16)	$500	$1,100	$1,100	$1,000		$3,700
	Raise Discharge Elevation Pump Station 114	$75	$1,925				$2,000
	North Pond Power line upgrade to PS003	$0		$800			$800
	PS023 Increase intake canal size & rework piping	$600					$600
	Ponds PLC upgrade (PS 5/6/9/10/14/16)	$200	$200	$200			$600
	Ponds power line refurbishment	$150	$150	$150	$150		$600
	OGP* WEST DESERT PUMPS REBUILD 3306 CAT ENGINE	$150	$75	$75	$75	$75	$450
	CR019 Discharge Sump Replacement	$0	$400				$400
	Replace pond bridge 41	$116					$116
	Replace Pond Haul Road Bridges	$640	$700	$120			$1,460
	Portable Pumps (Mobile)	$400					$400
	Replace Portable Pumps (Mobile)	$0	$400				$400
	OGP* REBUILD WEST DESERT PUMPS (3/YR)	$100	$100	$100	$100	$100	$500
	Pond Maintenance Capital Total	**$11,196**	**$28,947**	**$12,277**	**$5,446**	**$175**	**$58,041**
SOP Plant	SOP Power & Control Upgrade	$200	$10,000	$2,000			$12,200
	Ball Mill/Flotation	$0	$5,000	$5,000			$10,000
	Curing Dryers	$0	$10,000				$10,000
	Mobile Shop & Wash Replacement	$0			$7,660	$2,160	$9,820
	Reinforce SOP Silos Phase 3	$0	$9,000				$9,000
	Reinforce SOP Silos Phase 2	$2,220	$5,280				$7,500
	1B Pond SOP Brine Storage Phase 2	$0	$6,793				$6,793
	SOP Loadout and Admin Electrical and Control Upgrade	$1,800	$1,100				$2,900
	BH001 Replacement	$1,600	$1,000				$2,600
	Refurbish Thickener 3	$0	$1,250	$1,250			$2,500
	Structural upgrade for building	$0	$1,000	$500	$500	$500	$2,500
	MOBILE WASH BAY	$0	$2,200				$2,200
	OGD1400 DRYER REPLACE	$0	$2,200				$2,200
	Silo 11 Dust Control	$0	$2,000				$2,000
	Compaction Plant Optimization	$0			$1,700		$1,700
	Replace Compaction Plant Scrubber	$0	$1,500				$1,500
	CR007/CR015 Medium Voltage Motor Upgrade	$0	$1,500				$1,500
	Refurbish 113/114 Dike	$0	$1,500				$1,500
	Add 2 additional heat exchangers to SOP plant	$0	$1,500				$1,500
	Add Drag for C1507	$0	$1,100				$1,100
	Replace conveyor C257	$0	$1,000				$1,000
	BH001 N-S Extensions	$0	$850				$850
	Upgrade S037	$0	$800				$800
	BH008 Replacement	$750					$750
	BH1516 Replacement	$0	$700				$700
	OGC1540 REPLACE WITH DRAG CHAIN	$0	$700				$700
	Thickener and Feed Automation	$0	$600				$600
	PI Vision	$0	$560				$560
	OGAH1403 Dryer 1400 Stack Replacement	$500					$500
	OGW006 Loadout Scale Rebuild	$500					$500
	Pump station 2 fresh water injection	$500					$500
	SOP BUILDING SIDINGS AND PERLINS - PHASE 2	$0	$500				$500
	HOPPER GATES INSTALL HYDRAULIC GATES SYSTEM (5 GAT	$0	$500				$500
	Under-Silo Dust Management	$160	$160	$160			$480
	OGBL006 SIDING, REPLACE - LOADOUT	$0	$480				$480
	SOP BUILDING SIDINGS AND PERLINS - PHASE 1	$0	$480				$480
	OGC1515A and B CONE SCREW WITH DRIVES - CONVEYOR R	$0	$450				$450
	OGC1510A and B CONE SCREW WITH DRIVES - FRESH FEED	$0	$450				$450
	OGC1527 REPLACE C1527 W/ DRAG CONVEYOR	$0	$450				$450
	OGUS001 REPLACE, UNDERGROUND PROCESS WATER LINE	$0	$400				$400
	OGAH1401 Dryer COMBUSTION AIR FAN	$0	$400				$400
	Fire pump station automatic inlet screen structure/mechanism instal	$0	$400				$400
	Optimize Ball mill sizing system to improve output, recovery, and sta	$0		$400			$400
	Reinforce SOP Silos Phase 1	$350					$350
	CR019 Trunnion, Chute, Liner, Spout, Seal	$350					$350
	Overhead Power Line Rebuild Mobile/MCC902	$340					$340
	TH006 Foundation Refurbishment	$300					$300
	Boiler Plant communications upgrade	$300					$300

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 18-2: Summary of Capital Expenses: 2022-2026 (continued)

PROJECT DESCRIPTION	2022	2023	2024	2025	2026	5-YrTotal
SOP Plant	Flotation Cells Coating	$0	$300				$300
	TH006 Refurbish Cladding & Floors	$0	$300				$300
	OGT030 TANK REPLACEMENT SUPER SATURATION*	$0	$300				$300
	OGT029 TANK REPLACEMENT FLOTATION SECONDARY REAC	$0	$300				$300
	MV1300A Pump Replacement	$0	$280				$280
	Ponds telemetry upgrade (entire east/west systems)	$274					$274
	Replace obsolete starters PS023	$260					$260
	TH006 Piping Sustainability	$250					$250
	Replace Pump Station flush tanks	$0	$150	$100			$250
	Backup pump for P709 Chilltank	$0	$250				$250
	Move PEL line to Pond 88	$200					$200
	C10 Chain & Bucket Replacement	$200					$200
	TH006 Drive Upgrade & Replacement	$0	$200				$200
	Upgrade agitators for T704/ T705	$0	$200				$200
	Boiler plant control room & restrooms	$0	$200				$200
	Track 709 Replacement	$180					$180
	OGCR019 ELECTRIC MOTOR, RE-HAB - NORDBERG BALL MILL	$0	$175				$175
	OGT 113 Ball Mill CR019 Discharge	$174					$174
	OGC1406 CHAIN AND WEAR PAD REPLACEMENT	$0	$160				$160
	FI1300 Schoenite Filter Belt Redesign and Install Belly Pans	$0	$150				$150
	OGCR019 NORDBERG BALL MILL FAILURE GIRTH GEAR	$0		$150			$150
	OGC013 CHAIN AND BUCKET REPLACEMENT	$120					$120
	OGPS003 OGP007, REPLACE PUMP	$17	$90				$107
	OGP364 REPLACE PUMP - SPARE TO PS2	$106					$106
	Total SOP Plant	**$11,651**	**$76,858**	**$9,560**	**$9,860**	**$2,660**	**$110,589**
Mobile Fleet	Rebuild 980 Loader #267	$0	$380				$380
	Rebuild 980 Loader #268	$380					$380
	Rebuild CAT D9T Dozer #289	$0	$550				$550
	Rebuild CAT D9T Dozer #293	$514					$514
	Rebuild CAT D9T Dozer #288	$514					$514
	Rebuild 980 Front End Loader #262	$0	$400				$400
	Total Mobile	**$1,408**	**$1,330**	**$0**	**$0**	**$0**	**$2,738**
Miscellaneous	Septic/Sewer system	$600					$600
	New XRD Analyzer	$0	$250				$250
	Unallocated Capital Estimate (unforseen MOB spend that cannot be	$2,000	$2,000	$2,000	$2,000	$2,000	$10,000
	Smaller Projects < $100k	$1,095	$2,363	$390	$0	$0	$3,848
	Total Miscellanous	**$3,695**	**$4,613**	**$2,390**	**$2,000**	**$2,000**	**$14,698**
Total CAPEX through 2026		**$27,950**	**$111,748**	**$24,227**	**$17,306**	**$4,835**	**$186,066**

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

19Economic Analysis

19.1.1    Operating Costs
An economic model was created for the GSL Facility to provide validation of the economic viability of the estimated reserve for the Life of Mine until 2161. Following are the key assumptions:
•Mine run rate at 325,000 tons
•Assumed annual sales at 100% of tons produced
•The five year average sales price for is $573/ton. This price was the beginning price used in the life of mine cash flow analysis.
•Annual average sales price increase of 2% year over year
•A finance rate (cost of capital) of 10%
•A tax rate of 26.00%
•Inflation rate of 2%
•Inflation rate of 2% applied to operating costs
•Sales price increase by 2% annually
•An additional 10% contingency on projected fixed and variable costs
•Estimated capital expenses were inflated by 15%
The QP used partial year 2021 budgeted 2022 costs as the benchmark for which to model operating costs through life of mine, applying a 2% annual increase in operating cost annually.
The QP based selling price for 2022 on the average selling price from 2017 through 2021, and then the forecasted price from Bloomberg’s GreenMarkets forecast pricing for SOP Pacific NW for 2023 through 2031 on Bloomberg’s GreenMarkets forecast pricing for SOP Pacific NW. The QP then applied a 2% per annum increase from the Bloomberg GreenMarket’s 2031 selling price forecast through life of mine.
19.1.2    Capital Costs
As an ongoing project that is in production and profitable, the QP established a going forward MOB capital based on the average MOB capital profile at the mine since 2016. The QP assessed projected MOB capital spend through 2026, which was collaboratively established with the GSL Facility’s financial, engineering, operational and maintenance leadership, and validated by the QP.
Beyond 2026, the QP determined the expected replacement and re-build schedule for the pond complex and SOP plant attain the run of mine rate of 325,000 million tons, and applied projected capital costs on to the life of mine cash flow analysis through the end of life of mine. The QP also calculated the average MOB capital spend from 2016 through present, applied a 2% inflation factor on the average MOB through 2026, and applied of a 15% contingency factor on the projected 2026 MOB capital amount of $19,265,000, arriving at a projected 2027 MOB capital spend at $24,081,000. A 2% annual inflation factor as applied to MOB CAPEX thereafter, through end of life of mine.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

19.1.3    Economic Analysis
Because the mine is active and profitable, the calculation of an IRR is nuanced since there is not initial development expenditure from which to benchmark net project value. Notwithstanding, the QP calculated the NPV of all capital from 2021 through 2032 which is $213,432,000.
Review of the model indicates that the Mine is immediately cash-flow positive in 2022, and remains so through end of the life of mine. As modelled, the project has an IRR of 25.2%, and an NPV of $548.095. The cumulative cash flow of the project is $27.04 billion.
19.1.4    Sensitivity Analysis
The QP assessed sensitivity of key variables, including reduction in expected selling price, increased capital expenses and associated depreciation, and operating costs. To assess these variables, the QP modeled a conducted where the following variables were subjected to increases and decreases of 10% and 20%:
•Average Selling Price
•Operating Costs
•Capital Costs (depreciation)
The NPV of the project is null when selling price is reduced to $452.00 / ton.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 19-1: Life of Mine Cash Flow Analysis

$in thousands	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Capital Spend	(27,950)	(111,748)	(24,227)	(17,306)	(4,835)	(22,155)	(22,598)	(23,050)	(23,511)	(23,981)	(24,460)	(24,950)	(25,449)	(25,958)
Development CAPEX	(22,847)	(105,805)	(21,837)	(15,306)	(2,835)	0	0	0	0	0	0	0	0	0
MOB CAPEX	(5,103)	(5,943)	(2,390)	(2,000)	(2,000)	(22,155)	(22,598)	(23,050)	(23,511)	(23,981)	(24,460)	(24,950)	(25,449)	(25,958)
SOP Production Tons (000's) - Increme	303	325	325	325	325	325	325	325	325	325	325	325	325	325
Sales Tons (000's) - Incremental	270	325	325	325	325	325	325	325	325	325	325	325	325	325
Selling Price per Ton	572	580	620	650	630	634	638	642	646	650	663	676	690	704
Total Sales	154,573	188,500	201,500	211,250	204,750	206,050	207,350	208,650	209,950	211,250	215,475	219,785	224,180	228,664
OPEX (Increase)/Decrease :														
Production Materials	3,964	4,043	4,124	4,207	4,291	4,377	4,464	4,554	4,645	4,738	4,832	4,929	5,028	5,128
Mobile Equipment	8,341	8,507	8,678	8,851	9,028	9,209	9,393	9,581	9,772	9,968	10,167	10,371	10,578	10,790
Equipment Rental	3,905	3,983	4,063	4,144	4,227	4,312	4,398	4,486	4,576	4,667	4,761	4,856	4,953	5,052
Logistics	22,032	22,472	22,922	23,380	23,848	24,325	24,811	25,307	25,813	26,330	26,856	27,393	27,941	28,500
Royalties (4.8%)	7,420	9,048	9,672	10,140	9,828	9,890	9,953	10,015	10,078	10,140	10,343	10,550	10,761	10,976
Temporary Labor	2,327	2,373	2,421	2,469	2,519	2,569	2,620	2,673	2,726	2,781	2,836	2,893	2,951	3,010
Subtotal - Variable	(47,988)	(50,428)	(51,880)	(53,192)	(53,741)	(54,681)	(55,640)	(56,616)	(57,610)	(58,623)	(59,796)	(60,992)	(62,211)	(63,456)
Labor / Benefits	13,040	13,301	13,567	13,839	14,115	14,398	14,686	14,979	15,279	15,584	15,896	16,214	16,538	16,869
Maintenance Materials	7,511	7,661	7,814	7,970	8,130	8,292	8,458	8,627	8,800	8,976	9,155	9,338	9,525	9,716
Maint Contract Services	4,189	4,273	4,359	4,446	4,535	4,625	4,718	4,812	4,908	5,007	5,107	5,209	5,313	5,419
Power	4,260	4,345	4,432	4,520	4,611	4,703	4,797	4,893	4,991	5,091	5,193	5,296	5,402	5,510
Natural Gas	1,303	1,329	1,355	1,383	1,410	1,438	1,467	1,497	1,526	1,557	1,588	1,620	1,652	1,685
Steam	4,693	4,787	4,882	4,980	5,080	5,181	5,285	5,390	5,498	5,608	5,720	5,835	5,951	6,071
Taxes & Insurance	6,110	6,232	6,357	6,484	6,614	6,746	6,881	7,019	7,159	7,302	7,448	7,597	7,749	7,904
Other Fixed Costs	2,744	2,799	2,855	2,912	2,971	3,030	3,091	3,152	3,216	3,280	3,345	3,412	3,481	3,550
Common Cost Allocation	17,506	17,012	17,352	17,699	18,053	18,414	18,782	19,158	19,541	19,932	20,330	20,737	21,152	21,575
Change In Inventory	1,338	211	215	220	224	229	233	238	243	248	252	258	263	268
Subtotal - Fixed	(62,694)	(61,950)	(63,189)	(64,452)	(65,742)	(67,056)	(68,397)	(69,765)	(71,161)	(72,584)	(74,036)	(75,516)	(77,027)	(78,567)
Contingency (Fixed and Variable Cos	(11,068)	(11,238)	(11,507)	(11,764)	(11,948)	(12,174)	(12,404)	(12,638)	(12,877)	(13,121)	(13,383)	(13,651)	(13,924)	(14,202)
Operating Cost	(121,750)	(123,615)	(126,575)	(129,409)	(131,430)	(133,912)	(136,441)	(139,019)	(141,648)	(144,328)	(147,214)	(150,159)	(153,162)	(156,225)
Depreciation	(30,467)	(16,896)	(16,044)	(14,106)	(12,306)	(12,457)	(13,843)	(15,935)	(18,472)	(21,269)	(24,388)	(27,603)	(29,478)	(29,953)
Operating Income	2,356	47,989	58,881	67,736	61,014	59,681	57,066	53,695	49,830	45,653	43,873	42,022	41,540	42,485
Taxes	613	12,477	15,309	17,611	15,864	15,517	14,837	13,961	12,956	11,870	11,407	10,926	10,800	11,046
Income After Tax	1,744	35,512	43,572	50,125	45,150	44,164	42,229	39,735	36,874	33,783	32,466	31,097	30,740	31,439
EBITDA	32,823	64,885	74,925	81,841	73,320	72,138	70,909	69,631	68,302	66,922	68,261	69,626	71,018	72,439
MOB Capital	(5,103)	(5,943)	(2,390)	(2,000)	(2,000)	(22,155)	(22,598)	(23,050)	(23,511)	(23,981)	(24,460)	(24,950)	(25,449)	(25,958)
Working Capital	3,392	(3,522)	(1,057)	(713)	985	179	185	192	198	205	(93)	(94)	(96)	(98)
Total Cash Flow	31,112	55,420	71,478	79,129	72,304	50,163	48,497	46,773	44,990	43,146	43,708	44,582	45,473	46,383
Cumulative Cash Flow	31,112	86,532	158,010	237,139	309,443	359,607	408,104	454,877	499,866	543,013	586,720	631,302	676,776	723,158

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 19-1: Life of Mine Cash Flow Analysis (continued)

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 19-1: Life of Mine Cash Flow Analysis (continued)

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 19-1: Life of Mine Cash Flow Analysis (continued)

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 19-1: Life of Mine Cash Flow Analysis (continued)

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 19-1: Life of Mine Cash Flow Analysis (continued)

$in thousands	2104	2105	2106	2107	2108	2109	2110	2111	2112	2113	2114	2115	2116	2117	2118	2119
Capital Spend	(117,984)	(103,819)	(105,895)	(108,013)	(110,173)	(112,377)	(114,624)	(116,917)	(119,255)	(121,640)	(124,073)	(126,555)	(129,086)	(131,667)	(134,301)	(136,987)
Development CAPEX	(16,201)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
MOB CAPEX	(101,783)	(103,819)	(105,895)	(108,013)	(110,173)	(112,377)	(114,624)	(116,917)	(119,255)	(121,640)	(124,073)	(126,555)	(129,086)	(131,667)	(134,301)	(136,987)
SOP Production Tons (000's) - Incremental	325	325	325	325	325	325	325	325	325	325	325	325	325	325	325	325
Sales Tons (000's) - Incremental	325	325	325	325	325	325	325	325	325	325	325	325	325	325	325	325
Selling Price per Ton	2,759	2,814	2,870	2,928	2,986	3,046	3,107	3,169	3,232	3,297	3,363	3,430	3,499	3,569	3,640	3,713
Total Sales	896,622	914,554	932,845	951,502	970,532	989,943	1,009,742	1,029,937	1,050,535	1,071,546	1,092,977	1,114,836	1,137,133	1,159,876	1,183,073	1,206,735
OPEX (Increase)/Decrease :																
Production Materials	20,108	20,510	20,920	21,339	21,765	22,201	22,645	23,098	23,560	24,031	24,511	25,002	25,502	26,012	26,532	27,062
Mobile Equipment	42,307	43,153	44,016	44,897	45,795	46,711	47,645	48,598	49,570	50,561	51,572	52,604	53,656	54,729	55,824	56,940
Equipment Rental	19,809	20,206	20,610	21,022	21,442	21,871	22,309	22,755	23,210	23,674	24,148	24,631	25,123	25,626	26,138	26,661
Logistics	111,753	113,988	116,268	118,593	120,965	123,384	125,852	128,369	130,936	133,555	136,226	138,951	141,730	144,564	147,456	150,405
Royalties (4.8%)	43,038	43,899	44,777	45,672	46,586	47,517	48,468	49,437	50,426	51,434	52,463	53,512	54,582	55,674	56,788	57,923
Temporary Labor	11,803	12,039	12,280	12,525	12,776	13,031	13,292	13,558	13,829	14,106	14,388	14,675	14,969	15,268	15,574	15,885
Subtotal - Variable	(248,818)	(253,795)	(258,870)	(264,048)	(269,329)	(274,715)	(280,210)	(285,814)	(291,530)	(297,361)	(303,308)	(309,374)	(315,562)	(321,873)	(328,310)	(334,877)
Labor / Benefits	66,146	67,469	68,818	70,195	71,598	73,030	74,491	75,981	77,500	79,050	80,631	82,244	83,889	85,567	87,278	89,024
Maintenance Materials	38,096	38,858	39,635	40,428	41,237	42,061	42,903	43,761	44,636	45,529	46,439	47,368	48,315	49,282	50,267	51,273
Maint Contract Services	21,250	21,675	22,108	22,550	23,001	23,461	23,931	24,409	24,897	25,395	25,903	26,421	26,950	27,489	28,039	28,599
Power	21,607	22,039	22,480	22,930	23,388	23,856	24,333	24,820	25,316	25,823	26,339	26,866	27,403	27,951	28,510	29,080
Natural Gas	6,608	6,741	6,875	7,013	7,153	7,296	7,442	7,591	7,743	7,898	8,056	8,217	8,381	8,549	8,720	8,894
Steam	23,803	24,279	24,765	25,260	25,765	26,281	26,806	27,343	27,889	28,447	29,016	29,596	30,188	30,792	31,408	32,036
Taxes & Insurance	30,993	31,612	32,245	32,890	33,547	34,218	34,903	35,601	36,313	37,039	37,780	38,535	39,306	40,092	40,894	41,712
Other Fixed Costs	13,921	14,199	14,483	14,773	15,068	15,370	15,677	15,991	16,310	16,637	16,969	17,309	17,655	18,008	18,368	18,736
Common Cost Allocation	84,598	86,290	88,016	89,776	91,572	93,403	95,271	97,176	99,120	101,102	103,124	105,187	107,291	109,436	111,625	113,858
Change In Inventory	1,051	1,072	1,093	1,115	1,137	1,160	1,183	1,207	1,231	1,256	1,281	1,306	1,332	1,359	1,386	1,414
Subtotal - Fixed	(308,073)	(314,234)	(320,519)	(326,929)	(333,468)	(340,137)	(346,940)	(353,879)	(360,956)	(368,175)	(375,539)	(383,050)	(390,711)	(398,525)	(406,495)	(414,625)
Contingency (Fixed and Variable Costs)	(55,689)	(56,803)	(57,939)	(59,098)	(60,280)	(61,485)	(62,715)	(63,969)	(65,249)	(66,554)	(67,885)	(69,242)	(70,627)	(72,040)	(73,481)	(74,950)
Operating Cost	(612,580)	(624,831)	(637,328)	(650,075)	(663,076)	(676,338)	(689,864)	(703,662)	(717,735)	(732,090)	(746,731)	(761,666)	(776,899)	(792,437)	(808,286)	(824,452)
Depreciation	(122,467)	(124,480)	(126,419)	(128,396)	(130,414)	(132,471)	(134,570)	(136,711)	(138,894)	(141,122)	(143,393)	(145,711)	(148,074)	(150,485)	(152,944)	(155,452)
Operating Income	161,575	165,243	169,098	173,031	177,042	181,134	185,307	189,564	193,906	198,335	202,852	207,460	212,159	216,953	221,843	226,830
Taxes	42,009	42,963	43,966	44,988	46,031	47,095	48,180	49,287	50,416	51,567	52,742	53,940	55,161	56,408	57,679	58,976
Income After Tax	119,565	122,280	125,133	128,043	131,011	134,039	137,127	140,277	143,490	146,768	150,110	153,520	156,998	160,545	164,164	167,855
EBITDA	284,042	289,723	295,517	301,427	307,456	313,605	319,877	326,275	332,800	339,456	346,245	353,170	360,234	367,438	374,787	382,283
MOB Capital	(101,783)	(103,819)	(105,895)	(108,013)	(110,173)	(112,377)	(114,624)	(116,917)	(119,255)	(121,640)	(124,073)	(126,555)	(129,086)	(131,667)	(134,301)	(136,987)
Working Capital	(385)	(393)	(401)	(409)	(417)	(425)	(434)	(443)	(451)	(460)	(470)	(479)	(489)	(498)	(508)	(519)
Total Cash Flow	181,873	185,511	189,221	193,006	196,866	200,803	204,819	208,915	213,094	217,356	221,703	226,137	230,659	235,273	239,978	244,778
Cumulative Cash Flow	7,633,178	7,818,688	8,007,910	8,200,915	8,397,781	8,598,584	8,803,403	9,012,318	9,225,412	9,442,767	9,664,470	9,890,607	10,121,266	10,356,539	10,596,517	10,841,295

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 19-1: Life of Mine Cash Flow Analysis (continued)

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 19-1: Life of Mine Cash Flow Analysis (continued)

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Table 19-1: Life of Mine Cash Flow Analysis (continued)

$in thousands	2152	2153	2154	2155	2156	2157	2158	2159	2160	2161
Capital Spend	(263,320)	(268,587)	(273,958)	(279,437)	(285,026)	(290,727)	(296,541)	(302,472)	(308,521)	(314,692)
Development CAPEX	0	0	0	0	0	0	0	0	0	0
MOB CAPEX	(263,320)	(268,587)	(273,958)	(279,437)	(285,026)	(290,727)	(296,541)	(302,472)	(308,521)	(314,692)
SOP Production Tons (000's) - Incremental	325	325	325	325	325	325	325	325	325	325
Sales Tons (000's) - Incremental	325	325	325	325	325	325	325	325	325	325
Selling Price per Ton	7,137	7,280	7,426	7,574	7,726	7,880	8,038	8,199	8,362	8,530
Total Sales	2,319,624	2,366,016	2,413,336	2,461,603	2,510,835	2,561,052	2,612,273	2,664,518	2,717,809	2,772,165
OPEX (Increase)/Decrease :										
Production Materials	52,020	53,061	54,122	55,204	56,308	57,435	58,583	59,755	60,950	62,169
Mobile Equipment	109,452	111,641	113,874	116,151	118,474	120,844	123,261	125,726	128,240	130,805
Equipment Rental	51,249	52,274	53,319	54,385	55,473	56,583	57,714	58,868	60,046	61,247
Logistics	289,113	294,895	300,793	306,809	312,945	319,204	325,588	332,099	338,741	345,516
Royalties (4.8%)	111,342	113,569	115,840	118,157	120,520	122,930	125,389	127,897	130,455	133,064
Temporary Labor	30,535	31,146	31,769	32,404	33,052	33,713	34,387	35,075	35,777	36,492
Subtotal - Variable	(643,710)	(656,584)	(669,716)	(683,110)	(696,773)	(710,708)	(724,922)	(739,421)	(754,209)	(769,293)
Labor / Benefits	171,124	174,547	178,037	181,598	185,230	188,935	192,713	196,568	200,499	204,509
Maintenance Materials	98,558	100,529	102,540	104,590	106,682	108,816	110,992	113,212	115,476	117,786
Maint Contract Services	54,975	56,074	57,195	58,339	59,506	60,696	61,910	63,148	64,411	65,700
Power	55,899	57,017	58,158	59,321	60,507	61,717	62,952	64,211	65,495	66,805
Natural Gas	17,096	17,438	17,787	18,143	18,506	18,876	19,253	19,638	20,031	20,432
Steam	61,581	62,812	64,069	65,350	66,657	67,990	69,350	70,737	72,152	73,595
Taxes & Insurance	80,180	81,783	83,419	85,088	86,789	88,525	90,296	92,101	93,944	95,822
Other Fixed Costs	36,014	36,734	37,469	38,218	38,983	39,763	40,558	41,369	42,196	43,040
Common Cost Allocation	218,861	223,238	227,703	232,257	236,902	241,640	246,473	251,402	256,430	261,559
Change In Inventory	2,718	2,772	2,828	2,884	2,942	3,001	3,061	3,122	3,185	3,248
Subtotal - Fixed	(797,006)	(812,946)	(829,205)	(845,789)	(862,704)	(879,959)	(897,558)	(915,509)	(933,819)	(952,495)
Contingency (Fixed and Variable Costs)	(144,072)	(146,953)	(149,892)	(152,890)	(155,948)	(159,067)	(162,248)	(165,493)	(168,803)	(172,179)
Operating Cost	(1,584,787)	(1,616,483)	(1,648,813)	(1,681,789)	(1,715,425)	(1,749,733)	(1,784,728)	(1,820,422)	(1,856,831)	(1,893,967)
Depreciation	(319,044)	(323,962)	(328,978)	(334,095)	(339,314)	(344,637)	(350,067)	(355,605)	(356,762)	(356,963)
Operating Income	415,792	425,571	435,545	445,719	456,097	466,682	477,478	488,491	504,216	521,234
Taxes	108,106	110,648	113,242	115,887	118,585	121,337	124,144	127,008	131,096	135,521
Income After Tax	307,686	314,923	322,304	329,832	337,512	345,345	353,334	361,483	373,120	385,713
EBITDA	734,836	749,533	764,524	779,814	795,410	811,319	827,545	844,096	860,978	878,197
MOB Capital	(263,320)	(268,587)	(273,958)	(279,437)	(285,026)	(290,727)	(296,541)	(302,472)	(308,521)	(314,692)
Working Capital	(997)	(1,017)	(1,037)	(1,058)	(1,079)	(1,101)	(1,123)	(1,145)	(1,168)	(1,191)
Total Cash Flow	470,519	479,930	489,528	499,319	509,305	519,491	529,881	540,479	551,288	562,314
Cumulative Cash Flow	22,354,119	22,834,049	23,323,577	23,822,896	24,332,201	24,851,693	25,381,574	25,922,053	26,473,341	27,035,655

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Cost Sensitivities		After Tax IRR	After Tax NPV ('000s)
Expected Case		25.2%	$548,095
Capital Expenditures	20% Increase	20.1%	$510,915
	10% Increase	22.4%	$529,505
	10% Decrease	28.5%	$566,685
	20% Decrease	32.4%	$585,275
Mining Cost	20% Increase	11.9%	$248,973
	10% Increase	19.0%	$398,534
	10% Decrease	31.0%	$697,655
	20% Decrease	36.6%	$847,216
Table 19-2: Sensitivity Analysis: Cost Factors

Price Sensitivity		After Tax IRR	After Tax NPV ('000s)
Expected Case		25.2%	$548,095
Expected Average Selling Price	20% Increase	37.6%	$943,353
	10% Increase	31.8%	$745,724
	10% Decrease	17.3%	$350,466
	20% Decrease	5.4%	$152,837
Table 19-3: Sensitivity Analysis: Price

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

20Adjacent Properties
The evaporation ponds associated with the property are within the mineralized deposit of the GSL, and draw upon the ambient mineralized brine in the GSL. The operation has significant additional lease area outside its current developed footprint that could be developed. However, limitations on any pond expansion include regulatory decision risk associated with permitting, the possibility of environmental and ecological impacts associated with expansion, and bathymetry of the lakebed; generally, development of evaporation ponds below 4,195’ amsl is infeasible due to the mass of diking material required to protect against future elevated lake elevations that have been as high as 4,213’ amsl.
Also, the GSL Comprehensive Management Plan (Utah DNR, 2011) established leasable area on the bed of the GSL. As shown in Figure 20-1, the western side of the GSL is leasable for salt development. However, considering areas either under existing lease, bathymetric limitations and the restrictive classifications of the lakebed including presence of wildlife resource areas which would limit development Figure 20-2, the developable portions of the GSL lakebed are generally under existing lease.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Box Elder County
15
Brigham City
Wasatch Mountains
Weber County
Ogden
84
Layton
Davis County
Antelope Island State Park
Bountiful
15
Salt Lake County
Salt Lake City
215
80
Tooele County

Salt

Mineral Leasing Categories

- Category 1: Potential for Leasing
- Category 2: Brines Only
- Category 3: No New Leasing

N W E S

Miles 0 10 20 30 40

Map: December 2011
Utah Forestry, Fire, and State Lands

Figure 20-1: Leasable Areas of the GSL

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

Box Elder County
15
Brigham City
Wasatch Mountains
Weber County
Ogden
84
Layton
Davis County
Antelope Island State Park
Bountiful
15
Salt Lake County
Salt Lake City
215
80
Tooele County

Sovereign Land Classifications

- Class 1: Protect existing resource development uses
- Class 2: Protect potential resource development options
- Class 3: Open for consideration of any use
- Class 4: Resource inventory and analysis (temporary classification)
- Class 5: Protect potential resource preservation options
- Class 6: Protect existing resource preservation uses

N W E S

Miles 0 10 20 30 40

Map: December 2011
Utah Forestry, Fire, and State Lands

Figure 20-2: Sovereign Land Classifications

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

21Other Relevant Data and Information

All data relevant to the estimated mineral reserves and mineral resources have been included in the sections of this Technical Report Summary.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

22Interpretation and Conclusions

22.1 Mineral Resource
For the mass load estimations in the Great Salt Lake brine, the Utah Geological Survey (“UGS”) as of September 2020 (water samples across five locations) and United States Geological Survey bathymetry data from 2000 (sonar sampling) were used as the basis for the modeling of sodium, magnesium, potassium and lithium mass loads, the critical ions of interest. Key data from the common sampling points were compared to confirm data correlated. Because these reports are independently produced, undergo inter-agency review, and their key data points correlate, no further evaluation of sampling methods or quality control were reviewed by Company management or the QP. In addition, the Company conducted its own sampling at UGS sample locations to further define potassium resource, in addition to lithium. The Company collected potassium and other ion data during this campaign in order to relate ion relationships and ratios in its modelling as well. These data were derived from samples collected by the QP in hermetically sealed samples containers, sent to an external laboratory under chain of custody, analyzed by an accredited laboratory for metals analysis, and data were reviewed and validated by SRK Consulting. Review of the data derived from the Company’s sampling campaign revealed that the data were of sufficient quality to integrate in to the historic UGS data set for further mass load modelling.
The GSL facility resource model was developed and reviewed and by the QP, who also made refinements to the hydrologic model. The mineral resources stated in this TRS are based upon currently available exploration information. This data includes historical information that was collected prior to current standards. However, the uncertainty and risk associated with this historic data has been mitigated through the addition of modern sampling that has been subjected to strict QA/QC protocols that met or exceeded the industry best practices at the time.
The QP is satisfied that the hydrological/chemical model for the Great Salt Lake reflects the current hydrological and chemical information and knowledge.
22.2Mineral Reserves
The mineral resource model is informed by brine sampling data spanning approximately 55 years and recent bathymetry data. Continuity of the resource is not a concern, as the lake is a visible, continuous body. The Company’s experience in extracting potassium and other salts from the Great Salt Lake for over 50 years under dynamic conditions, such as changing lake elevations and ion concentrations, lends confidence regarding the ability to operate under varying conditions, utilizing ion concentrations as a tool to monitor reserve estimates and make operational decisions.
Continued sampling for potassium and other key ions at UGS sample locations will assist in calibrating lake conditions with ion concentration and mass load.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

22.3    Financial
Sensitivity analysis indicates that this is a robust project that can withstand 20% increases in the key cash flow components.
•If mining operating costs were to increase 20% from those currently estimated, the project would still remain viable by interpolation of the sensitivities shown in Table 19-1.
•If capital construction costs were to increase 20% from those currently estimated, the project would still remain viable by interpolation of the sensitivities shown in Table 19-1.
•The facility can also withstand a decrease in average selling price of 20% from those currently estimated according to the sensitivities shown in Table 19-1.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

23Recommendations
The QP recommends continuing to collect potassium, magnesium, sodium, boron, and lithium concentration data from the Great Salt Lake to further expand on the current time series of data for the GSL.
23.1Recommended Work Programs
The following activities are proposed to further inform the potassium concentration data for the GSL, with the objective of continuing the existing time series of data.
•Continue to collect sample data from UGS sample locations in the Great Salt Lake:
•LVG-4
•RD-2
•FB-2
•Continue to follow the UGS methodology for sample collection with the addition of blanks and sample duplicates for QA/QC purposes.
•These samples should be collected at minimum on a quarterly period, as is currently the practice for the UGS when sampling for other ions in the GSL.
•Collection and analysis of samples from the Pond 114 intake should continue to for verification purposes as comparison to the data at LVG4 and RD2 sites.
23.2Recommended Work Program Costs
Based upon the recommendations presented in Section 23.1, the following cost estimate has been completed to summarize costs for recommended work programs (Table 23-1).

Activity	Cost (US$)
Quarterly GSL Brine Sampling, (12) Quarters	$60,000
Laboratory Costs for Brine Analysis	$10,000
Full Analysis of GSL, Brine Chemistry Data	$60,000
Total Estimated Cost	$130,000

Table 23-1: Summary of Costs for Recommended Work
Source: Compass Minerals
*The cost of a demonstration scale plant will be estimated once a technology and targeted production rate are defined.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

24References
Bloomberg GreenMarkets. (2021) Global Potash Quarterly. Supply and Demand Production Costs. July 2021.
Goodwin (1973). Composition and Lithology of the Salt Crust, North Arm, Great Salt Lake, American Association of Petroleum Geologists Bulletin, v57
Loving BL, Miller CW, Waddell KM (2000) Water and salt balance of Great Salt Lake, Utah, and simulation of water and salt movement through the causeway, 1987-98. Water Resources Investigations Report 00-4221. U.S. Department of the Interior & U.S. Geological Survey.
Roskill. (2020). Salt Outlook to 2028. 18th Edition.
SRK, (2017). Resource and reserve audit report, Great Salt Lake, Ogden, Utah. Report prepared for Compass Minerals, February 16, 2017. SRK Consulting (U.S.) Inc. 51p.
Sturm, P.A., 1986, Utah Geological and Mineral Survey’s Great Salt Lake brine sampling program—1966 to 1985—history, database, and averaged data: Utah Geological and Mineralogical Survey Open-File Report 87, variously paginated
UGS (1999) The Extraction of Mineral Resources from Great Salt Lake, Utah: History, Developmental Milestones, and Factors Influencing Salt Extraction.
UGS (1980) Great Salt Lake a Scientific, Historical and Economic Overview, The Great Salt Lake Brine System, p 147, edited by Gwynn, J.W.
UGS (1968) Dissolved Mineral Inflow to Great Salt Lake and Chemical Characteristics of the Salt Lake
Brine, Summary for Water Years 1960, 1961, 1964, Water Resource Bulletin 10, 1968.
UGS (2016) Rupke, A., et al, Great Salt Lakes North Arm Salt Crust, Report of Investigation 276, 2016 UGS (2016 Recent Sampling Data) Great Salt Lake Brine Chemistry Database, Revision November 30, 2016
USGS (1992) Waddel, K.M., et al, Salt Budget for West Pond, Utah, April 1987 to April 1988.
USGS, (1967). Specific yield – compilation of specific yields for various materials. United States Geological Survey, Water Supply Paper 1662-D. 80p.
USGS, (2006). Calculation of area and volume for the north part of Great Salt Lake, Utah. United States Geological Survey Open-File Report 2006-1359.
UGS, (1980). Great Salt Lake, a scientific, historical and economic overview, The Great Salt Lake Brine System, edited by J.W. Gwynn, Utah Geological Survey. 147p.
UGS, (2016). Great Salt Lakes North Arm salt crust. Utah Geological Survey, Report of Investigation 276.
UGS, (2020). Great Salt Lake brine chemistry database, Revision June 26, 2019. http://geology.utah.gov/popular/general-geology/great-salt-lake/#tab-id-5.
Utah Geological and Mineral Survey, Bulletin 116, (1980) Great Salt Lake Industrial Processing of Great Salt Lake Brines by Great Salt Lake Minerals & Chemicals Corporation.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

25Reliance on Information Provided by the Registrant
The QP has relied upon Compass Minerals’ information and data in completing this TRS, in addition to written reports and statements of other individuals and companies with whom it does business. Materials provided by Compass Minerals include permits, licenses, historic exploration data, pumping data, production records, equipment lists, geologic and ore body resource and reserve information, mine modeling data, financial data and summaries, plant equipment specifications and summaries, and plant process information. It is believed that the basic assumptions are factual and accurate, and that the interpretations are reasonable. This data has been relied upon in the mine capital and cost planning, and audited and there is no reason to believe that any material facts have been withheld or misstated. The QP has taken all appropriate steps, in its professional judgment, to ensure that the work, information, or advice from outside governmental agencies and historic engineering and design studies and evaluations are sound and the QP does not disclaim any responsibility for this Technical Report Summary.

Compass Minerals International, Inc. GSL Facility – Potassium and Sulfate of Potash 2021 Technical Report Summary

26Date and Signature Page

Signed on this 29th Day of November, 2021.

Prepared by a Qualified Person

/s/ Joseph Havasi
Joseph Havasi, MBA, CPG-12040